
13003254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

Commission file number 001-34717



Alpha and Omega Semiconductor Limited
(Exact name of Registrant as Specified in its Charter)


ALPHA & OMEGA SEMICONDUCTOR

Bermuda	77-0553536
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
(Address of Principal Registered Offices including Zip Code)

(408) 830-9742
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.002 par value per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting shares held by non-affiliates of the registrant as of December 31, 2012 was approximately $176 million based on the closing price of the registrant's common share as reported on The NASDAQ Global Market on December 31, 2012 (the last business day of the registrant's most recently completed second quarter). The common shares of the registrant held by each executive officer and director and certain affiliated shareholders who beneficially owned 10% or more of the outstanding common stock of the registrant have been excluded in such calculation as such persons and entities may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 25,666,025 shares of the registrant's common shares outstanding as of July 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the registrant's 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K to the extent stated herein. The Definitive Proxy Statement will be filed within 120 days of the registrant's fiscal year ended June 30, 2013.

Alpha and Omega Semiconductor Limited
Form 10-K
For the Year Ended June 30, 2013
TABLE OF CONTENTS

		Page
Part I.		
Item 1.	Business	1
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	29
Item 2.	Properties	30
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	31
Part II.		32
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
Item 8.	Financial Statements and Supplementary Data	55
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
Item 9A.	Controls and Procedures	55
Item 9B.	Other Information	58
Part III.		59
Item 10.	Directors, Executive Officers and Corporate Governance	59
Item 11.	Executive Compensation	59
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	59
Item 13.	Certain Relationships and Related Transactions, and Director Independence	59
Item 14.	Principal Accountant Fees and Services	59
Part IV.		60
Item 15.	Exhibits and Financial Statement Schedules	60
Signatures		104

(This page intentionally left blank.)

PART I

Item 1. Business

Forward Looking Statements

This Annual Report on Form 10-K and the documents incorporated herein by reference contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "intend," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail in Item 1A. "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview

We are a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors includes over 1,300 products, and has grown rapidly with the introduction of over 195 new products during the fiscal year 2013, and over 240 and 190 new products in the fiscal years 2012 and 2011, respectively. Our teams of scientists and engineers have developed extensive intellectual properties and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce and develop innovative products to address the increasingly complex power requirements of advanced electronics. We have an extensive patent portfolio that consists of 329 patents and 209 patent applications in the United States as of June 30, 2013. We differentiate ourselves by integrating our expertise in technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including personal computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

During the fiscal year ended June 30, 2013, we continued our diversification program by introducing new silicon and packaging platforms to expand our serviceable available market ("SAM") and offer higher performance products. Our metal-oxide-semiconductor field-effect transistors ("MOSFET") portfolio expanded significantly across a full range of voltage applications. In response to the rapid decline of the personal computer ("PC") markets, we have developed new technologies and products designed to penetrate into other markets, including the consumer, communications and industrial markets. For example, for the power discrete products, since mid 2012 we have been shipping high volume of our Gen5 series low-voltage MOSFET silicon platform introduced in the September quarter of 2011. During the December quarter of 2012, we released the new high voltage AlphaMOSII MOSFET platform that features a 35% reduction of on-resistance when compared to prior-generation products. In the same quarter, we also released the XSFET technology platform to provide a high performance option to the current solutions targeting the advanced computing and high efficiency telecommunications and industrial applications. In addition, we expanded our recently developed AlphaIGBT technology platform with low power and high power products that meet the growing demand for energy efficient switching devices for motor control and power conversion applications in household appliances, renewable energy systems and advanced power supplies. We have also expanded our portfolio of medium voltage MOSFETs with new 80V, 100V and 150V products, thus enabling a full portfolio of products that allows significant improvements in power supply efficiency. For the power IC products, we continue to expand the product family by introducing new solutions to LED lighting and LED back lighting for LCD-TV. We also released high efficiency EZBuck II Converters and our new DrMOS product family targeting Ultrabook and advanced computing.

Our business model leverages global resources, including research and development and manufacturing in the United States and Asia. Our sales and technical support teams are localized in several growing markets. We operate a 200mm wafer fabrication facility located in Hillsboro, Oregon, ("the Oregon fab") which is critical for us to accelerate proprietary technology development, new product introduction and improve our financial performance in the long run. For example, in calendar year 2012, we were able to triple the number of new technology platforms released as compared to prior years. These platforms have allowed us to develop a new generation of low voltage MOSFET products, our Gen 5 AlphaMOS, and introduce AlphaMOSII high voltage technology and new medium voltage products. To meet the market demand for the more mature high volume products, we also utilize the wafer manufacturing capacity of selected third party foundries. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and cycle time.

We were incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of our registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our agent for service of process in the U.S. for the purpose of our securities filings is our Chief Executive Officer, Mike F. Chang, c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085. Telephone number of our agent is (408) 830-9742.

We have incorporated various wholly-owned subsidiaries in different jurisdictions. Please refer to Exhibit 21.1 for a complete list of our subsidiaries.

Our industry

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and delivering or managing power. With advances in semiconductor technology, the functionality and performance of semiconductors have generally increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications and industrial markets and have contributed to the growth of the semiconductor industry.

Analog semiconductors

The semiconductor industry is segmented into analog and digital. Analog semiconductors process light, sound, motion, radio waves and electrical currents and voltages. In contrast, digital semiconductors process binary signals represented by a sequence of ones and zeros.

As a result of these fundamental differences, the analog semiconductor industry is distinct from the digital semiconductor industry in terms of the complexity of design and the length of product cycle. Improper interactions between analog circuit elements can potentially render an electronic system inoperable. Experienced engineers engaged in the design process are necessary because computer-aided design cannot fully model the behavior of analog circuitry. Therefore, experienced analog engineers with requisite knowledge are in great demand but short supply worldwide. In addition, analog semiconductors tend to have a longer product life cycle, usually three to five years, because original design manufacturers, or ODMs and original equipment manufacturers, or OEMs typically design the analog portions of a system to span multiple generations of their products. Once designed into an application, the analog portion is rarely modified because even a slight change to the analog portion can cause unexpected interactions with other components, resulting in system instability.

Power semiconductors

Power semiconductors are a subset of the analog semiconductor sector with their own set of characteristics unique to power architecture and function. Power semiconductors transfer, manage and switch electricity to deliver the appropriate amount of voltage or current to a broad range of electronic systems and also protect electronic systems from damage resulting from excessive or inadvertent electrical charges.

Power semiconductors can be either discrete devices, which typically comprise only a few transistors or diodes, or ICs, which incorporate a greater number of transistors. The function of power discretes is power delivery by switching, transferring or converting electricity. Power transistors comprise the largest segment of the power discrete market. Power ICs, sometimes referred to as power management ICs, perform power delivery and power management functions, such as controlling and regulating voltage and current and controlling power discretes.

The rapid growth of the power semiconductor market in recent years has several key drivers. The proliferation of computer and consumer electronics, such as desktop computers, notebooks, tablets, smartphones, flat panel displays and portable media players created the need for sophisticated power management to improve power efficiency and extend battery life. The evolution of these products is characterized by increased functionality, thinner or smaller form factors and decreasing prices. Our Power IC and low voltage (5-40v) MOSFET products address this market. In the area of AC-DC power supplies for electronic equipment, data centers and servers, the market is characterized by a continuous demand for energy conservation through higher efficiency, which is driving the need for our high voltage (500-1000V) and medium voltage (40-400V) MOSFET products. The increased application of power semiconductors to control motors in white goods and industrial applications, is driving demand for Insulated Gate Bipolar Transistors, or IGBTs. IGBTs are also being used in renewable energy and automotive applications.

The evolution toward smaller form factors and complex power requirements in the low voltage areas has driven further integration in power semiconductors, resulting in power ICs that incorporate the functionalities of both power management and power delivery functions in a single device. Power ICs can be implemented by incorporating all necessary power functions either on one piece of silicon or multiple silicon chips encapsulated into a single device. Additionally, the advancement in semiconductor packaging technology enables increased power density and shrinking form factors.

Power semiconductor suppliers develop and manufacture their products using various approaches which tend to fall across a wide spectrum of balancing low-costs with proprietary technology advantages. At one end of the spectrum are integrated design manufacturers, or IDMs, which own and operate the equipment used in the manufacturing process and design and manufacture products at their in-house facilities. IDMs exercise full control over the implementation of process technologies and have maximum flexibility in setting priorities for their production and delivery schedules. At the other end of the spectrum are completely-outsourced fabless semiconductor companies, which rely entirely on off-the-shelf technologies and processes provided by their manufacturing partners. These companies seek to reduce or eliminate fixed costs by outsourcing both product manufacturing and development of process technologies to third parties. The "fab-lite" model seeks to achieve the best balance between technological advancement and cost effectiveness by using a dedicated in-house technology laboratory to drive rapid new product developments, while utilizing third-party foundry capacity for mature products. This is particularly important in the development of power semiconductor products due to the unique nature of their technology. While digital technologies are highly standardized in leading foundries, power semiconductor technologies tend to be more unique as they seek to accommodate a wider range of voltage applications. Accordingly, third-party foundries, which are primarily setup for digital technologies, can be limited when it comes to the development of new power semiconductor technologies.

Our strategies

Our strategy is to advance our position as a designer, developer and global supplier of a broad portfolio of power semiconductors utilizing a fab-lite business model.

The fab-lite business model allows us to accelerate the development of our proprietary technology at our Oregon fab, to bring new products to market faster, and improve our financial performance in the long run. We also expect this "fab-lite" model to provide quicker response to our customer demands, enhance relationships with strategic customers, provide flexibility in capacity management and geographic diversification of our wafer supply chain. This approach allows us to retain a higher level of control over the development and application of our proprietary process technology, thereby reducing certain operational risks and costs associated with utilizing third-party foundries. In recent years, the PC market has declined significantly due to the increasing popularity of tablets and smartphones. Because a significant portion of our revenue was dependent upon the PC market, such decline resulted in lower utilization of our Oregon fab and packaging facilities in China. The lower utilization had significant negative impact on our financial performance, especially gross margins. In response to this trend, we have been and are continuing to execute our strategies to diversify our product portfolio and penetrate into other market segments, including the consumer, communications and industrial markets, which we believe would mitigate and eventually overcome the reduced demand from the declining PC markets. Although we will gradually reduce our reliance on the computing market, we are also committed to continue to support our computing business and capitalize on the opportunity with a more focused PC product strategy.

The success in ramping up and integrating the Oregon fab into our operations during fiscal year 2013 has accelerated our product development. The pace has more than tripled, as compared to prior calendar years, with 6 technology platforms released, and expedited the execution of our diversification strategy. During fiscal year 2013, we introduced 101 medium and high voltage MOSFET products, targeting the consumer, communication and industrial markets, as well as 34 low voltage MOSFET products for the computing market.

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. Our product portfolio currently consists of over 1,300 products and we have introduced over 195 new products in this past fiscal year. We will continue to leverage our power expertise to further increase our product lines, including higher performance power ICs, IGBTs and high and medium voltage MOSFETs, in order to expand our addressable market and improve our margin profile. We also believe that our expanding product offerings will allow us to penetrate new end-market applications and will provide us with an important competitive advantage. OEMs and ODMs generally prefer to limit their supplier base to a smaller set of vendors capable of providing a comprehensive menu of products across multiple electronic platforms.

Leverage our power semiconductor expertise to drive new technology platforms

We believe that the ever-increasing demand for power efficiency in power semiconductors requires expertise in and a deep understanding of the interrelationship among device physics, process technologies, design and packaging. We also believe that engineers with experience and understanding of these multiple disciplines are in great demand but short supply. Within this context, we believe that we are well positioned to be a leader in providing total power management solutions due to our extensive pool of experienced scientists and engineers and our strong IP portfolio. Accordingly, we intend to leverage our expertise to increase the number of power discrete technology platforms and power IC designs to expand our product offerings and deliver complete power solutions for our targeted applications.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs who are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs who have traditionally been responsible for manufacturing these products. While OEMs typically focus their design efforts on their flagship products, as the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products which they sell directly to consumers. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements, increasing the number of our products used within their systems, and leveraging our relationships to penetrate their other products.

Leverage global business model for cost-effective growth

We intend to continue to leverage our global resources and regional strengths. We will continue to deploy marketing, sales and technical support teams in close proximity to our end customers. We plan to further expand and align our technical marketing and application support teams along with our sales team to better understand and address the needs of our end customers and their end-market applications, in particular for those with the new technology platforms developed in this past year and in the future. This will assist us in identifying and defining new technology trends and products and to help us gain additional design wins.

Our products

To serve the large and diverse analog market for power semiconductors, we have created a broad product portfolio consisting of two major categories: power discretes and power ICs.

Our power discretes products consist primarily of low, medium and high voltage power MOSFETs. During fiscal 2012, we introduced our fifth generation low-voltage product lines based on our proprietary AlphaMOS technology, which offers increased efficiency and performance by reducing on-resistance by 56% compared to previous generations. During the December quarter of 2012, we released the new high voltage AlphaMOSII MOSFET platform that features a 35% reduction of on-resistance when compared to prior-generation products. In the same quarter, we also released the XSFET technology platform to provide a high performance option to the current solutions targeting the advanced computing and high efficiency telecommunications and industrial applications. Our mid-voltage portfolio offers high performance on-resistance and efficiency performance solutions for telecommunications and industrial power supply applications. Our high-voltage portfolio includes our proprietary insulated-gate bipolar transistor ("IGBT") technology, which we developed highly robust and easy-to-use solutions designed for industrial motor control and white goods applications.

Our power ICs deliver power as well as control and regulate the power management variables, such as the flow of current and level of voltage. We continued to expand our EZBuck power IC family with products that feature lower on-resistance, small footprint and thermally enhanced packages. While we derive the majority of our revenue from the sales of power discretes products, sales of power ICs have been gaining traction during the past years.

The following table lists our product families and the principal end uses of our products:

Product Family	Description	Product Categories within Product Type	Typical Application
Power Discretes	Low on-resistance switch used for routing current and switching voltages in power control circuits High power switches used for power circuits	DC-AC conversion AC-DC conversion Load switching Motor control Battery protection Power factor correction	Notebooks, Ultrabooks, desktop and tablet PC's, servers, flat panel displays, TVs, graphics cards, game boxes, chargers, battery packs, AC adapters, power supplies, E-bikes, motor control, smart phones and other portable devices, white goods and industrial motor drives, UPS systems, wind turbines, solar inverters and industrial welding
Power ICs	Integrated devices used for power management and power delivery	DC-DC Buck conversion DC-DC Boost conversion Smart load switching	Flat panel displays, TVs, Notebooks, Ultrabooks, servers, DVD/Blu-Ray players, set-top boxes, and networking equipment
	Analog power devices used for circuit protection and signal switching	Transient voltage protection Analog switch Electromagnetic interference filter	Notebooks, Ultrabooks, desktop PCs, tablets, flat panel displays, TVs, smartphones, and portable electronic devices

Power discrete products

Power discretes are used across a wide voltage and current spectrum, requiring them to operate efficiently and reliably under harsh conditions. Due to this wide applicability across diverse end-market applications, we market general purpose MOSFETs that are used in multiple applications as well as MOSFETs targeted for specific applications.

Our current power discrete product line includes industry standard trench MOSFETs, SRFETs, XSFET, electrostatic discharge, protected MOSFETs, high and mid-voltage MOSFETs and IGBTs.

Power IC products

In addition to the traditional monolithic or single chip design, we employ a multi-chip approach for the majority of our power ICs. This multi-chip technique leverages our proprietary MOSFET and advanced packaging technologies to offer integrated solutions to our customers. This allows us to update a product by interchanging only the MOSFETs without changing the power management IC, thereby reducing the time required for new product introduction. We believe that our power IC products improve our competitive position by enabling us to provide higher power density solutions to our end customers than our competitors.

The incorporation of both power delivery and power management functions tends to make power ICs more application specific because these two functions have to be properly matched to a particular end product. We have local technical marketing and applications engineers who closely collaborate with our end customers to help ensure that power IC specifications are properly defined at the beginning of the design stage.

Distributors and customers

We have developed direct relationships with key OEMs, most of which we serve through our distributors and ODMs. They include Dell Inc., Hewlett-Packard Company, LG Electronics, Inc. and Samsung Group. We sell to Samsung Group directly which accounted for 13.0%, 13.9% and 11.5% of our revenue for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. In addition, based on our historical design win activities, our power semiconductors are also incorporated into products sold to OEMs, including Lenovo Group and Acer Group.

Through our distributors, we provide products to ODMs who traditionally are contract manufacturers for OEMs. As the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products, which they sell directly to consumers. Our ODM customers include Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, Pegatron,Wistron Corporation and AOC International. In order to take advantage of the expertise of end-customer fulfillment logistics and shorter payment cycles, we sell most of our products to distributors. Under the agreements with our distributors, they have limited rights to return unsold merchandise, subject to time and volume limitations. As of June 30, 2013 and June 30, 2012, the two largest distributors of our products are WPG Holdings Limited, or WPG, and Promate Electronic Co. Ltd., or Promate. Sales to these two distributors accounted for 41.6% and 24.4% of our revenue for the fiscal year ended June 30, 2013, respectively, 40.9% and 24.0% of our revenue for the fiscal year ended June 30, 2012, respectively, and 36.7% and 30.6% of our revenue for fiscal year ended June 30, 2011, respectively.

Sales and marketing

Our marketing department is responsible for identifying high growth markets and applications where we believe our technology can be effectively deployed. We believe that the technical background of our marketing team, including technical marketing engineers, helps us better define new products and identify potential end customers and geographic and product market opportunities. For example, we have deployed and plan to recruit more for the new market segments, field application engineers, or FAEs, who provide real-time and on-the-ground responses to our end customer needs, work with our end customers to understand their requirements, resolve technical problems, strive to anticipate future customer needs and facilitate the design-in of our products into the end products of our customers. We believe this strategy increases our share of revenue opportunities within the applications we currently serve, as well as in new end-market applications.

Our sales team consisted of sales persons, field application engineers, customer service representatives and customer quality engineers who are responsible for key accounts. We strategically position our team near our end customers through our offices in Taipei, Hong Kong, Shenzhen, Shanghai, Tokyo, Seoul and Sunnyvale, California, complemented by our applications centers in Sunnyvale and Shanghai. In addition, our distributors and sales representatives assist us in our sales and marketing efforts by identifying potential customers, sourcing additional demand and promoting our products, in which case we may pay a sales commission to these distributors.

A typical sales cycle takes six to nine months and is comprised of the following steps:

- identification of a customer design opportunity;
- qualification of the design opportunity by our FAEs through comparison of the power requirements against our product portfolio;
- provision of a product sample to the end customer to be included in the customer's pre-production model with the goal of being included in the final bill of materials; and
- placement by the customer, or through its distributor, of a full production order as the end customer increases to full volume production.

Seasonality

As we provide power semiconductors used in consumer electronic products, our business is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions as well as the PC market conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. In recent periods, broad fluctuations in the semiconductor markets and the global and regional economic conditions, in particular the decline of the PC market conditions, have had a more significant impact on our results of operations than seasonality.

Backlog

Our sales are made primarily pursuant to standard purchase orders from distributors and direct customers. The amount of backlog to be shipped during any period depends on various factors, and all orders are subject to cancellation or modification, usually with no penalty to customers. The quantities actually purchased by customers, as well as shipment schedules, are frequently revised to reflect changes in both the customers' requirements and in manufacturing availability. Therefore, our backlog at any point in time is not a reliable indicator of our future revenue.

Research and development

Because we view technology as a competitive advantage, we invest heavily in research and development to address the technology intensive needs of our end customers. Our research and development expenditures primarily consist of staff compensation, prototypes, engineering materials, simulation and design tools and test and analyzer equipment. Following the acquisition of the Oregon fab in 2012, we were able to accelerate the development and implementation of our proprietary process technologies, thus enhancing our research and development efforts. To execute our strategies to diversify our product portfolio and penetrate into other market segments, including the consumer, communications and industrial markets, we have significantly increased the development of new technology platforms such as AlphaIGBT and AlphaMOSII.

We have research and development employees in our Silicon Valley facility, Oregon facility, our Taiwan design center as well as our supporting centers in Shanghai. We believe that this diverse research and development talent enables us to develop leading edge technology platforms and new products. Our areas of research and development focus include:

Packaging technologies: Consumer demand for smaller and more compact electronic devices with higher power density is driving the need for advanced packaging technology. Our group of dedicated packaging engineers focuses on smaller form factor, higher power output with efficient heat dissipation and cost-effectiveness. We have invested significant resources to develop and enhance our proprietary packaging technologies, including the establishment of our in-house packaging and testing facilities. For example, we have developed co-packaging technology in which multiple chips are incorporated into a single device without bondwires, allowing higher performance levels to be achieved. We have expanded our expertise in small packages for portable applications, and recently introduced a proprietary molded chip scale package. We believe that our efforts to develop innovative packaging technologies will continue to provide new and cost-effective solutions with higher power density to our customers.

Process technology and device physics: We focus on specialized process technology in the manufacturing of our products, including vertical DMOS, Shielded Gate Trench, Trench field stop IGBTs, charge-balance high voltage MOSFETs, Schottky Diode and BCDMOS processes. Our process engineers work closely with our design team to deploy and implement our proprietary manufacturing processes at our Oregon fab as well as the third-party foundries that fabricate our wafers. To improve our process technology, we continue to develop and enhance our expertise in device physics in order to better understand the physical characteristics of materials and the interactions among these materials during the manufacturing process.

New products and new technology platforms: We also invest significantly in the development of new technology platforms and introduction of new products. Because power management affects all electronic systems, we believe that developing a wide portfolio of products enables us to target new applications in addition to expanding our share of power management needs served within existing applications. For example, for the power discrete products, in the September quarter of 2011, we introduced our Gen5 series low-voltage MOSFET silicon platform, especially in the consumer and computing markets. During the December quarter of 2012, we released the new high voltage AlphaMOSII MOSFET platform that features a 35% reduction of on-resistance when compared to prior-generation products. In the same quarter, we also released the XSFET technology platform to provide a high performance option to the current solutions targeting the advanced computing and high efficiency telecommunications and industrial applications. In addition, we expanded our recently developed AlphaIGBT technology platform with low power and high power products that meet the growing demand for energy efficient switching devices for motor control and power conversion applications in household appliances, renewable energy systems and advanced power supplies. We have also expanded our portfolio of medium voltage MOSFETs with new 80V, 100V and 150V products, thus enabling a full portfolio of products that allows significant improvements in power supply efficiency. For the power IC products, we continue to expand the product family by introducing new solutions to LED lighting and LED back lighting for LCD-TV. We also released high efficiency EZBuck II Converters and our new DrMOS product family targeting Ultrabook and advanced computing.

As a technology company, we will continue our significant investment in research and development in our low voltage and high voltage power discretes and power ICs by developing new technology platforms and new products that allow for better product performance, more efficient packages and higher levels of integration.

Operations

The manufacture of our products is divided into two major steps: wafer fabrication and packaging and testing. Our wafer fabrication requirements are currently allocated between our Oregon fab and third-party foundries. Our in-house packaging and testing facilities handle most of our packaging and testing needs. We outsource a small portion of our packaging and testing requirements to other contract manufacturers.

Wafer fabrication

We have transitioned from a fabless to a "fab-lite" business model through the acquisition of the Oregon fab in January 2012. We believe our Oregon fab allows us to accelerate the development of our technology and products, as well as to provide better services to our customers. We allocate our wafer production between our in-house facility and third-party foundries. Currently our main third-party foundry is Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, located in

Shanghai. HHNEC has been manufacturing wafers for us since 2002. HHNEC manufactured 37.7%, 49.9% and 68.7% of the wafers used in our products for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

Packaging and testing

Completed wafers from the foundries are sent to our in-house packaging and testing facilities or to our subcontractors, where the wafers are cut into individual die, soldered to lead frames, wired to terminals and then encapsulated in protective packaging. After packaging, all devices are tested in accordance with our specifications and substandard or defective devices are rejected. We have established quality assurance procedures that are intended to control quality throughout the manufacturing process, including qualifying new parts for production at each packaging facility, conducting root cause analysis, testing for lots with process defects and implementing containment and preventive actions. The final tested products are then shipped to our distributors or customers.

Our in-house packaging and testing facilities are located in Shanghai, China which handle most of our packaging and testing requirements for our products. Our facilities have the combined capacity to package and test over 600 million parts per month and have available floor space for new package introductions. We believe our ability to package and test our products internally represents a strategic advantage as it protects our proprietary packaging technology, increases the rate of new package introductions, reduces operating expenses and ultimately improves our profit margins.

Quality assurance

Our quality assurance practices aim to consistently provide our end customers with products that are reliable, durable and free of defects. We strive to do so through continuous improvement in our product design and manufacturing and close collaboration with our manufacturing partners. Our manufacturing operations in China received ISO9001 Quality Management System certification in February 2004 in recognition of our quality assurance standards and we have maintained certification to the ISO 9001 standard. Our manufacturing facility in Oregon is also certified to the ISO 9001 standard. ISO9001 is a set of criteria and procedures established by International Organization of Standardization for developing a fundamental quality management system and focusing on continuous improvement, defect prevention and the reduction of variation and waste. We also offer lead-free products in order to comply with Restrictions on the use of Hazardous Substances, or RoHS.

We maintain a supplier management and process engineering team in Shanghai that works with our third-party foundries and packaging and testing subcontractors to monitor the quality of our products, which is designed to ensure that manufacturing of our products, is in strict compliance with our process control, monitoring procedures and product requirements. We also conduct monthly reviews and annual audits to ensure supplier performance. For example, we examine the results of statistical process control systems, implement preventive maintenance, verify the status of quality improvement projects and review delivery time metrics. In addition, we rate and rank each of our suppliers every quarter based on factors such as their quality and performance. Our facility in Oregon integrates manufacturing process controls through our manufacturing execution system coupled with wafer process controls that include monitoring procedures, preventative maintenance, statistical process control, and testing to ensure that finished wafers delivered will meet and exceed quality and reliability requirements. All materials used to manufacture wafers are controlled through a strict qualification process.

Our manufacturing processes use many raw materials, including silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. We obtain our raw materials and supplies from a large number of sources. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Competition

The power semiconductor industry is characterized by fragmentation with many competitors. We compete with different power semiconductor suppliers, depending on the type of product lines and geographical area. Our key competitors in power discretes and power ICs are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors in power discretes include Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, MagnaChip Semiconductor Corporation, ON Semiconductor Corp., Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation, Diodes Incorporated and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., Richtek Technology Corp., Semtech Corporation and Texas Instruments Inc.

Our ability to compete depends on a number of factors, including:

- our success in expanding and diversifying our serviceable markets, and our ability to develop technologies and product solutions for these markets;

- our capability in quickly developing and introducing proprietary technology and best in class products;
- the performance and cost-effectiveness of our products relative to that of our competitors;
- our ability to manufacture, package and deliver products in large volume on a timely basis at a competitive price;
- our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;
- our ability to recruit and retain analog semiconductor designers and application engineers; and
- our ability to protect our intellectual property.

Some of our competitors have longer operating histories, more brand recognition, and significantly greater financial, technical, research and development, sales and marketing, manufacturing and other resources. However, we believe that we can compete effectively through our integrated and innovative technology platform and design capabilities, including our multi-chip approach to power IC products, strategic global business model, expanding portfolio of products, diversified and broad customer base, and excellent on-the-ground support and quick time to market for our products.

Intellectual property rights

Intellectual property is an important component of our business strategy, and we intend to continue to invest in the growth, maintenance and protection of our intellectual property portfolio. We own significant intellectual property in many aspects of our technology, including device physics and structure, wafer processes, circuit designs, packaging, modules and subassemblies. We have also entered into intellectual property licensing agreements with other companies, including Fairchild Semiconductor International, Inc. and Giant Semiconductor Corporation, to use selected third-party technology for the development of our products, although we do not believe our business is dependent to any significant degree on any individual third-party license.

While we focus our patent efforts in the United States, we file corresponding foreign patent applications in other jurisdictions, such as China and Taiwan, when filing is justified by cost and strategic importance. The patents are increasingly important to remain competitive in our industry, and a strong patent portfolio will facilitate the entry of our products into new markets. As of June 30, 2013, we had 329 patents issued in the United States, of which 39 were acquired, 2 were licensed and 288 were based on our research and development efforts, and these patents are set to expire between 2015 and 2031. We also had a total of 195 foreign patents, including 121 Chinese patents, 67 Taiwanese patents, 6 Korean patents and 1 Japanese patent as of June 30, 2013. Substantially all of our foreign patents were based on our research and development efforts. These foreign patents expire in the years between 2015 and 2030. In addition, as of June 30, 2013, we had a total of 605 patent applications, out of which 209 patents were pending in the United States, 186 patents were pending in China, 198 patents were pending in Taiwan and 12 patents were pending in other countries.

As our technologies are deployed in new applications, we may be subject to new potential infringement claims. Patent litigation, if and when instituted against us, could result in substantial costs and a diversion of our management's attention and resources. However, we are committed to vigorously defending and protecting our investment in our intellectual property. Therefore, the strength of our intellectual property program, including the breadth and depth of our portfolio, will be critical to our success in the new markets we intend to pursue.

In addition to patent protection, we also rely on a combination of trademark, copyright (including mask work protection), trade secret laws, contractual provisions and similar laws in other jurisdictions. We also enter into confidentiality and invention assignment agreements with our employees, consultants, suppliers, distributors and customers and seek to control access to, and distribution of, our proprietary information.

Environmental matters

The semiconductor production process, including the semiconductor wafer manufacturing and packaging process, generates air emissions, liquid wastes, waste water and other industrial wastes. We have installed various types of pollution control equipment for the treatment of air emissions and liquid waste and equipment for recycling and treatment of water in our packaging and testing facilities in China and wafer manufacturing facility in Oregon, USA. Waste generated at our manufacturing facilities, including but not limited to acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Our operations in China are subject to regulation and periodic monitoring by China's State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. Our operation in Oregon is subject to Oregon Department of Environmental Regulations, Federal Environmental Protection Agency laws and regulations, and local jurisdictional regulations. We believe that we have been in material compliance with applicable environmental regulations and standards and have not had a material or adverse effect on our results of operations from complying with these regulations.

We have received all the applicable environmental assessment reports and approvals with respect to the construction of our manufacturing facilities in China. In addition, these facilities have implemented an ISO14001 environmental management system since June 12, 2009 and August 29, 2006. We also require our subcontractors, including foundries and assembly houses, to meet ISO14001 standards, and our manufacturing facility in Oregon is certified to the ISO14001 standard. We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China and the U.S.

Our products sold in Europe are subject to RoHS in Electrical and Electronic Equipment, which requires that the products do not contain more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl and polybrominated diphenyl ether flame retardants. Our manufacturing facilities in China also obtained QC080000 certification, which is an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC requirements and a Certificate of Green Partner for Sony Green Partner Program. We avoid using these restricted materials to the extent possible when we design our products.

We are also subject to new SEC rules that require diligence, disclosure and reporting on whether certain minerals and metals, known as conflict minerals, used in our products originate from the Democratic Republic of Congo and adjoining countries. Among other things, the implementation of these rules could adversely affect the sourcing, availability and pricing of minerals we use in our products, will require us to incur additional costs to comply with the disclosure requirements and we may face difficulties in satisfying customers who require that all of the products are certified as conflict mineral free.

Employees

As of June 30, 2013, we had approximately 2,700 employees, of which approximately 350 were located in the United States, 2,250 were located in China, and 100 were located in other parts of Asia. Of the total employees, approximately 2,300 were in operations and manufacturing, 150 were in research and development, 125 were in sales and marketing and 125 were in general and administrative. We consider our relationships with our employees to be good.

Executive Officers

The following table lists the names, ages and positions of our executive officers as of July 31, 2013. There are no family relationships between any executive officer.

Name	Age	Position
Mike F. Chang, Ph.D.	68	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	61	Director and Chief Operating Officer
Mary L. Dotz	55	Chief Financial Officer and Corporate Secretary
Hamza Yilmaz, Ph.D.	58	Chief Technology Officer
Tony Grizelj	42	Vice President of Worldwide Sales
Yifan Liang	49	Chief Accounting Officer and Assistant Corporate Secretary

Mike F. Chang, Ph.D., is the founder of our company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our company. Dr. Chang has extensive experience in both technology development and business operations in the power semiconductor industry. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix Incorporated, a subsidiary of Vishay Intertechnology Inc., a global manufacturer and supplier of discrete and other power semiconductors, or Siliconix, from 1998 to 2000. Dr. Chang also held various management positions at Siliconix from 1987 to 1998. Earlier in his career, Dr. Chang focused on product research and development in various management positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operational management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End

Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University, Taiwan, and Ph.D. in chemistry from the University of Pittsburgh.

Mary L. Dotz has served as our Chief Financial Officer and Corporate Secretary since March 2012. Prior to joining our company, Ms. Dotz, served as Chief Financial Officer of Adaptec, Inc., a global provider of storage solutions, from March 2008 until May 2011, and as Chief Financial Officer of Beceem Communications Inc., a provider of chipsets for the WIMAX market, which was later acquired by Broadcom Corp, from October 2005 to March 2008. Previously, she served as Senior Vice President and Chief Financial Officer of Pinnacle Systems, Inc., a supplier of digital video products, from January 2005 until the acquisition of Pinnacle by Avid Technology, Inc. in August 2005. From October 2000 to January 2005, Ms. Dotz held various management positions in finance, including Vice President Finance, Corporate Controller and Interim Chief Financial Officer, at NVIDIA Corporation, a fabless semiconductor company. Ms Dotz holds a B.S. degree in Business Administration from San Diego State University and an M.B.A. degree from the University of Southern California.

Hamza Yilmaz, Ph.D., is currently serving as our Chief Technology Officer since February 2012. Dr. Yilmaz joined our company in January 2008 as Executive Vice President of Business Development and was promoted to Executive Vice President of Marketing and Sales in November 2008. He served in such capacity until February 2009 when he was promoted to Executive Vice President of Marketing and Business Development and Executive Vice President of market and Product Lines in July 2011. Prior to joining our company, Dr. Yilmaz was the Senior Vice President of Semiconductor Technology and Product Development and Operations at Volterra Semiconductor, Inc. from 2007 to 2008. Dr. Yilmaz was the Senior Vice President of Product and Technology Development at Fairchild Semiconductor Corporation from 2004 to 2007. He served as the Vice President of Technology Development at GEM Services, a semiconductor assembly and testing company, from 2002 to 2004, and he also held various executive positions at Siliconix from 1988 to 2001, including Executive Vice President of Power Product Line. Dr. Yilmaz received his B.S. in electrical engineering from Yildiz Teknik University in Istanbul, Turkey, M.S. in electrical engineering from the University of Texas at Austin, and Ph.D. in electrical engineering from the University of Michigan.

Tony Grizelj has served as our Vice President of Worldwide Sales since March 2011 and our Vice President of Marketing since April 2006. Prior to joining our company in November 2004, Mr. Grizelj served as the Senior Product Marketing Manager at Micrel Semiconductor, Inc., a semiconductor company, from 2000 to 2004. He also held various marketing positions at Siliconix from 1993 to 2000, including regional marketing based in Japan and market development for the MOSFET product line. Mr. Grizelj received his B.S. in electrical engineering from San Jose State University.

Yifan Liang has served as our Chief Accounting Officer since October 2006 and has also served as our Assistant Corporate Secretary since November 2009. Mr. Liang joined our company in August 2004 as our Corporate Controller. Prior to joining us, Mr. Liang worked with PricewaterhouseCoopers LLP, or PwC, from 1995 to 2004 in various positions, including Audit Manager in PwC's San Jose office. Mr. Liang received his B.S. in management information system from the People's University of China and M.A. in finance and accounting from the University of Alabama.

Available Information

Our filing documents and information with the Securities and Exchange Commission (the "SEC") are available free of charge electronically through our Internet website, *www.aosmd.com.* as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, these filings may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Item 1A. Risk Factors

Risks Related to Our Business

Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.

Our periodic operating results may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others:

- a deterioration in general demand for electronic products, particularly the Personal Computing (PC) market, as a result of global or regional financial crises and associated macro-economic slowdowns, and/or the cyclicality of the semiconductor industry;
- a deterioration in business conditions at our distributors and /or end customers;
- adverse general economic conditions in the countries where our products are sold or used;
- the emergence and growth of markets for products we are currently developing;
- our ability to successfully develop, introduce and sell new or enhanced products in a timely manner and the rate at which our new products replace declining orders for our older products;
- the anticipation, announcement or introduction of new or enhanced products by us or our competitors;
- the amount and timing of operating costs and capital expenditures, including expenses related to the maintenance and expansion of our business operations and infrastructure;
- the announcement of significant acquisitions, disposition or partnership arrangements;
- changes in the utilization of our in-house manufacturing capacity;
- supply and demand dynamics and the resulting price pressure on the products we sell;
- the unpredictable volume and timing of orders, deferrals, cancellations and reductions for our products, which may depend on factors such as our end customers' sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;
- changes in the selling prices of our products and in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;
- changes in costs associated with manufacturing of our products, including pricing of wafer, raw materials and assembly services;
- our concentration of sales in consumer applications and changes in consumer purchasing patterns and confidence; and
- the adoption of new industry standards or changes in our regulatory environment;

Any one or a combination of the above factors and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

The decline of personal computing ("PC") markets may have a material adverse effect on our results of operations, and our efforts to diversify our products may not be sufficient to mitigate the impact of the declining PC markets.

A significant amount of our revenue is derived from sales of products in the PC markets such as notebooks, motherboards and notebook battery packs. Our revenue from the PC markets accounted for approximately 50.0%, 54.4% and 57.0% of our total revenue for the years ended 2013, 2012 and 2011, respectively. The increasing popularity of smaller, mobile computing devices such as tablets and smartphones with touch interfaces is rapidly changing the PC markets both in the United States and abroad. Recently, we experienced a significant reduction in the demand for our products due to the declining PC markets, particularly from our distributors and customers in Taiwan, which have negatively impacted our revenue and profitability.

The decline of the PC markets may also adversely affect our ability to adjust inventory levels in response to the lower shipments, which may negatively impact our gross margins. During the quarter ended March 31, 2013, we recorded a non-cash, non-recurring inventory valuation charge of $5.7 million primarily related to excess and obsolete inventory consisting of

PC-related products that were not compatible with a particular OEM's applications and were deemed not saleable. Moreover, the continuing decline of the PC markets may reduce the capacity utilization of our manufacturing facilities or impair the value of our long-lived assets, including equipment and machinery used for the manufacturing and packaging of our products, which could have a material adverse effect on our results of operations. See the risk factor entitled "*We may experience impairment of our long-lived assets, which would decrease our earnings and net worth*" below.

Our diversification into different market segments may not materialize according to our expectations and may expose us to new risks and place significant strains on our management, operational, financial and other resources

As part of the growth strategy to diversify our product portfolio and in response to the rapid decline of the PC markets, we have been developing new technologies and products designed to penetrate into other markets and applications, including power supplies, gaming consoles, smartphones, tablets, flat panel TVs, and industrial motor controls. We believe that this diversification strategy would mitigate the impact of reduced demand due to the declining PC markets. However, there is no guarantee that these diversification efforts will be successful. As a new entrant to some of these markets, we may face intense competition from existing and more established providers and encounter other unexpected difficulties, any of which may hinder or delay our efforts to achieve success. In addition, our new products may have long design and sales cycles, therefore if the rate of decline in the PC markets is faster than we expected, or if our diversification efforts fail to keep pace with the declining PC markets, we may not be able to alleviate its negative impact on our results of operations.

Our diversification into different market segments may place a significant strain on our management, operational, financial and other resources. To manage this diversification effectively, we will need to take various actions, including:

- enhancing management information systems, including forecasting procedures;
- further developing our operating, administrative, financial and accounting systems and controls;
- managing our working capital and sources of financing;
- maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;
- retaining, training and managing our employee base;
- enhancing human resource operations and improving employee hiring and training programs;
- realigning our business structure to more effectively allocate and utilize our internal resources;
- improving and sustaining our supply chain capability; and
- managing both our direct and distribution sales channels in a cost-efficient and competitive manner.

If we fail to implement or improve systems or controls or to manage any future growth and diversitication effectively, our business could suffer.

Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.

Demand for our products from our end customers fluctuates depending on their sales outlooks and market and economic conditions. Accordingly, our distributors place purchase orders with us based on their forecasts of end customer demand. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly due to the difference between the forecasts and actual demand. As a result, distributors adjust their purchase orders placed with us in response to changing channel inventory levels, as well as their assessment of the latest market demand trends. A significant decrease in our distributors' channel inventory in one period may lead to a significant rebuilding of channel inventory in subsequent periods, or vice versa, which may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, because our power semiconductors are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions as well as the PC market conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. In recent year, broad fluctuations in the semiconductor markets and the global economic conditions, in particular the decline of the PC market conditions, have had a more significant impact on our results of operations, than seasonality, and have made it difficult to assess the impact of seasonal factors on our business.

If we are unable to introduce or develop new and enhanced products that meet or are compatible with our customer's product requirements in a timely manner, it may harm our business, financial position and operating results.

Our success depends upon our ability to develop and introduce new and enhanced products that meet or are compatible with our customer's specifications, performance standards and other product requirements in a timely manner. The development of new and enhanced products involves highly complex processes, and at times we have experienced delays in the introduction of new products. Successful product development and introduction of new products depends on a number of factors, including the accurate product specification; timely completion of design; achievement of manufacturing yields; timely response to changes in customers' product requirements; quality and cost-effective production; and effective marketing. Since many of our products are designed for specific applications, we must frequently develop new and enhanced products jointly with our customers. If we are unable to develop or acquire new products that meet or are compatible with our customer's specification and other product requirements in a timely manner, we may lose revenue or market shares with our customers, which could have a material adverse effect on our business, financial position and operating results.

During the quarter ended March 31, 2013, we recorded a non-cash, non-recurring inventory valuation charge in the amount of $7.7 million for certain excess and obsolete inventory, consisting of products relating to PC applications, and to a lesser extent, products for power supplies. Approximately $5.7 million of the $7.7 million non-recurring inventory write-down was attributable to newly developed products for desktop PC applications for a major OEM because these products were not compatible with its particular applications and were deemed not saleable. We have been working closely with the OEM to address these issues and implement solutions to prevent future occurrences. While we have fully resolved this issue with the OEM, similar product compatibility issues may arise with other products or OEMs, or that the solutions we implemented may not be fully effective in preventing future occurrences. Our failure to prevent or mitigate product compatibility issues may adversely affect our ability to maintain revenue and market shares and harm our business, financial position and results of operations.

We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.

We invest significant resources to compete with other power semiconductor companies to obtain winning competitive bids for our products in selection processes, known as "design wins." Our effort to obtain design wins may detract us from or delay the completion of other important development projects, impair our relationships with existing end customers and negatively impact sales of products under development. In addition, we cannot be assured that these efforts would result in a design win, that our product would be incorporated into an end customer's initial product design, or that any such design win would lead to production orders and generate sufficient revenue. Furthermore, even after we have qualified our products with a customer and made sales, subsequent changes to our products, manufacturing processes or suppliers may require a new qualification process, which may result in delay and excess inventory. If we cannot achieve sufficient design wins in the future, or if we fail to generate production orders following design wins, our ability to grow our business will be harmed.

Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.

The consumer end markets, in particular the PC market, in which our products are used are highly competitive. Our OEM end customers may not successfully sell their products for a variety of reasons, including:

- general global and regional economic conditions;
- late introduction or lack of market acceptance of their products;
- lack of competitive pricing;
- shortage of component supplies;
- excess inventory in the sales channels into which our end customers sell their products;
- changes in the supply chain; and
- changes as a result of regulatory restrictions applicable to China-exported products.

Our success depends on the ability of our OEM end customers to sell products incorporating our products. In addition, we have expanded our business model to include more OEMs in our customer base. The failure of our OEM end customers to achieve or maintain commercial success for any reason could harm our business, results of operations, financial condition and prospects.

We expect to incur significant fixed manufacturing costs in connection with the operation of our Oregon fab, which may negatively impact our results of operations, and the operation of our own fabrication facility may subject us to additional risks and the need for additional capital expenditures.

The operation of our own fabrication facility requires significant fixed manufacturing cost. In order to manage the capacity of the wafer fabrication facility efficiently, we must perform a forecast of long-term market demand and general economic conditions for our products. Because market conditions may vary significantly and unexpectedly, our forecast may change significantly at any time, and we may not be able to make timely adjustments to our fabrication capacity in response to these changes. During periods of continued decline in market demand, in particular the decline of the PC market, we may not be able to absorb the excess inventory and additional costs associated with operating the facility at higher capacity, which may adversely affect our operating results. Similarly, during periods of unexpected increase in customer demand, we may not be able to ramp up production quickly to meet these demands, which may lead to the loss of significant revenue opportunities. The manufacturing processes of a fabrication facility are complex and subject to interruptions, and prior to the acquisition of the Oregon fab, our experience in operating a wafer facility has been limited to active collaboration with third-party foundries. We may experience production difficulties, including lower manufacturing yields or products that do not meet our or our customers' specifications, and problems in ramping production and installing new equipment. These difficulties could result in delivery delays, quality problems and lost revenue opportunities. Any significant quality problems could also damage our reputation with our customers and could take focus away from the development of new and enhanced products. These could have a significant negative impact on our financial results.

In addition, semiconductor manufacturing has historically required an upgrading of process technology from time to time to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. Accordingly, we may have to make substantial capital expenditures and install significant production capacity at our in-house fabrication facility to support new technologies and increased production volume, which may cause delay in our ability to deliver new products or negatively impact our results of operations.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components, or improper use of our products by customers, may lead to power overloads, which could result in explosion or fire. As our products become more complex, we face higher risk of undetected defects, because our testing protocols may not be able to fully test the products under all possible operating conditions. In the past, we have experienced defects in our products and these products were returned to us and subsequently scrapped or sold at a discount. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts in order to address or remedy any defects and increases in customer service and support costs, all of which could have a material adverse effect on our business and operations.

Furthermore, as our products are typically sold at prices much lower than the cost of the equipment or other devices incorporating our products, any defective, inefficient or poorly performing products, or improper use by customers of power components, may give rise to warranty and product liability claims against us that exceed any revenue or profit we receive from the affected products. Historically, we have received claims from our customers for charges such as their labor and other costs replacing defective parts, their lost profit, and/or penalty. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. There is no guarantee that our insurance policies will be available or adequate to protect against such claims. Costs or payments we may make in connection with warranty and product liability claims or product recalls may adversely affect our financial condition and results of operations.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our end customers, channel inventory, and general market conditions. Because we sell most of our products to distributors, who in turn sell to our end customers, we have limited visibility as to end customer demand. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be cancelled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

The utilization of our manufacturing facilities and the provisions for inventory write-downs are important factors in our profitability. If we overestimate demand for our products, or if purchase orders are canceled or shipments delayed, we may have excess inventory, which may result in adjustments to our production plans. These adjustments to our productions may affect the utilization of our own wafer fabrication and packaging facilities. If we cannot sell certain portion of the excess inventory, it will affect our provisions for inventory write-downs. Our inventory write-down provisions are subject to adjustment based on events that may not be known at the time the provisions are made, and such adjustments could be material. For example, during the quarter ended March 31, 2013, we recorded a non-cash, non-recurring inventory valuation charge of $5.7 million primarily related to excess and obsolete inventory consisting of PC-related products that were not compatible with a particular OEM's applications and were deemed not saleable.

We expect to record inventory write downs in the future in the normal course of our business. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share and damage relationships with our distributors and end customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, base in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.

The power semiconductor industry is highly competitive and fragmented. If we do not compete successfully against current or potential competitors, our market share and revenue may decline. Our main competitors are primarily headquartered in the United States, Japan, Taiwan and Europe. Our major competitors for our power discretes include Diodes Incorporated, Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, MagnaChip Semiconductor Corporation, ON Semiconductor Corporation, Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., Richtek Technology Corp., Semtech Corporation and Texas Instruments Inc. We expect to face competition in the future from our competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Many of our competitors have competitive advantages over us, including:

- significantly greater financial, technical, research and development, sales and marketing and other resources, enabling them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or changes in customer requirements;
- greater brand recognition and longer operating histories;
- larger customer bases and longer, more established relationships with distributors or existing or potential end customers, which may provide them with greater reliability and information regarding future trends and requirements that may not be available to us;
- the ability to provide greater incentives to end customers through rebates, and marketing development funds or similar programs;
- more product lines, enabling them to bundle their products to offer a broader product portfolio or to integrate power management functionality into other products that we do not sell; and
- captive manufacturing facilities, providing them with guaranteed access to manufacturing facilities in times of global semiconductor shortages.

If we are unable to compete effectively for any of the foregoing or other reasons, our business, results of operations, financial condition and prospects will be harmed.

We depend partly on third-party semiconductor foundries to manufacture our products and implement our fabrication processes, and any failure to maintain sufficient foundry capacity and control the cost of production could significantly delay our ability to ship our products, damage our relationships with customers, reduce our sales and increase expenses.

We have adopted a "fab Lite" business model in which the allocation of our wafer production between in-house facility and third-party foundries may fluctuate from time to time. Nevertheless, we expect to continue to rely in part on third party foundries to meet our wafer requirements. Although we use several independent foundries, our primary third-party foundry is HHNEC, which manufactured 37.7%, 49.9% and 68.7% of the wafers used in our products for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

We place our purchase orders with foundries based on sales forecasts for our products. If any third-party foundry does not provide competitive pricing or is not able to meet our required capacity for any reason, or if our business relationship with HHNEC deteriorates, we may not be able to obtain the required capacity to manufacture our products timely or efficiently. If we cannot maintain sufficient capacity or control pricing with our existing third-party foundries, we may need to increase our own manufacturing capacity, and there is no assurance that we can ramp up the production of the Oregon fab timely to meet the increased demand. If not, we may need to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. In addition, the process for qualifying a new foundry is time consuming, difficult and may not be successful, particularly if we cannot integrate our proprietary process technology with the process used by the new foundry. Using a foundry with which we have no established relationship could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

In addition, even though we have been transferring more new product developments to our Oregon fab, we still rely on third-party foundries significantly to effectively implement certain of our proprietary technology and processes and also require their cooperation in developing new fabrication processes. Any failure to do so may impair our ability to introduce new products and on time delivery of wafers for our existing products. In order to maintain our profit margins and to meet our customer demand, we need to achieve acceptable production yields and timely delivery of silicon wafers. As is common in the semiconductor industry, we have experienced, and may experience from time to time, difficulties in achieving acceptable production yields and timely delivery from third-party foundry vendors. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be defective. Low yields often occur during the production of new products, the migration of processes to smaller geometries or the installation and start up of new process technologies.

We face a number of other significant risks associated with outsourcing fabrication, including:

- limited control over delivery schedules, quality assurance and control and production costs;
- discretion of foundries to reduce deliveries to us on short notice, allocate capacity to other customers that may be larger or have long-term customer or preferential arrangements with foundries that we use;
- unavailability of, or potential delays in obtaining access to, key process technologies;
- limited warranties on wafers or products supplied to us;
- damage to equipment and facilities, power outages, equipment or materials shortages that could limit manufacturing yields and capacity at the foundries;
- potential unauthorized disclosure or misappropriation of intellectual property, including use of our technology by the foundries to make products for our competitors;
- financial difficulties and insolvency of foundries; and
- acquisition of foundries by third parties.

Any of the foregoing risks could delay shipment of our products, result in higher expenses and reduced revenue, damage our relationships with customers and otherwise adversely affect our business and operating results.

Our operation of two in-house packaging and testing facilities are subject to risks that could adversely affect our business and financial results.

We have two in-house packaging and testing facilities located in Shanghai, China that handle most of our packaging and testing requirements. The operation of a high-volume packaging and testing facility and implementation of our advanced packaging technology are complex and demand a high degree of precision and may require modification to improve yields and product performance. We have committed substantial resources to ensure that our packaging and testing facilities operates efficiently and successfully, including the acquisition of equipment and raw materials, and training and management of a large number of technical personnel and employees. If we are unable to utilize our in-house facilities at a desirable level of production, our gross margin and results of operations may be adversely affected. In addition, semiconductor packaging and testing services historically required frequent upgrades of equipment to remain competitive as new and enhanced packaging and testing technologies are developed to allow manufacturing of smaller, thinner, cooler and more efficient power semiconductor devices. Accordingly, we may have to invest substantial capital expenditures in our in-house packaging and testing facilities, which may adversely impact our financial conditions and cash requirements. Similarly, if any equipment and machinery become obsolete faster than we expected, we may incur impairment charges which would adversely affect our results of operations.

In addition, the operation of our packaging and testing facilities is subject to a number of risks, including the following:

- unavailability of equipment, whether new or previously owned, at acceptable terms and prices;
- facility equipment failure, power outages or other disruptions;
- shortage of raw materials, including packaging substrates, copper, gold and molding compound;
- failure to maintain quality assurance and remedy defects and impurities;
- changes in the packaging requirements of customers; and
- our limited experience in operating a high-volume packaging and testing facility.

Any of the foregoing risks could adversely affect our capacity to package and test our products, which could delay shipment of our products, result in higher expenses, reduce revenue, damage our relationships with customers and otherwise adversely affect our business, results of operations, financial condition and prospects.

Our reliance on distributors to sell a substantial portion of our products subjects us to a number of risks.

We sell a substantial portion of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power semiconductor products from several different companies, including our direct competitors. The distributors assume collection risk and provide logistical services to end customers, including stocking our products. Two distributors, WPG and Promate, collectively accounted for 66.0%, 64.9% and 67.3% of our revenue for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Our agreement with Frontek Technology Corporation, a member of WPG, was renewed in July 2010 with a one-year term and will be automatically renewed for each one-year period continuously unless terminated earlier pursuant to the provisions in the agreement. Our agreement with Promate was renewed in July 2010 with a five-year term and thereafter will be automatically renewed for each one-year period continuously unless terminated earlier pursuant to the provisions in the agreement. We believe that our success will continue to depend upon these distributors. Our reliance on distributors subjects us to a number of risks, including:

- write-downs in inventories associated with stock rotation rights and increases in provisions for price adjustments granted to certain distributors;
- potential reduction or discontinuation of sales of our products by distributors;
- failure to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;
- focusing their sales efforts on products of our competitors;
- dependence upon the continued viability and financial resources of these distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;
- dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;
- management of relationships with distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and
- termination of our agreements with distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms or at all and our business could be harmed.

We have made and may continue to make strategic acquisitions of other companies, assets or businesses and these acquisitions introduce significant risks and uncertainties, including risks related to integrating the acquired assets or businesses, incurring additional debt, assuming contingent liabilities or diluting our existing shareholders.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, strategic acquisitions, mergers and alliances that involve significant risks and uncertainties. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures.

In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable price. In addition, from time to time, we may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business may be adversely affected as a result of our efforts to comply with environmental regulations applicable to our in-house wafer manufacturing, packaging and testing facility.

Our in-house manufacturing operations, including wafer manufacturing, packaging and testing, are subject to a variety of environmental regulations relating to the use, handling, discharge and disposal of toxic or otherwise hazardous materials. See "Item 1. Business - Environmental matters." Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses or investigate and remediate contamination at our current facilities. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities, result in the suspension of our operating permit, or require us to terminate or adversely modify our in-house manufacturing operations.

We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.

We sell a majority of our products to distributors under arrangements allowing price adjustments and returns under stock rotation programs, subject to certain limitations. As a result, we are required to estimate allowances for price adjustments and stock rotation for our products as inventory at distributors at each reporting period end. Our ability to reliably estimate these allowances enables us to recognize revenue upon delivery of goods to distributors instead of upon resale of goods by distributors to end customers.

We estimate the allowance for price adjustment based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. Our estimated allowances for price adjustments, which we offset against accounts receivable from distributors, were $13.2 million and $16.3 million at June 30, 2013 and 2012, respectively.

Our accruals for stock rotation are estimated based on historical returns and individual distributor agreement, and stock rotation rights, which are recorded as accrued liabilities on our consolidated balance sheets, are contractually capped based on the terms of each individual distributor agreement. Our estimated liabilities for stock rotation at June 30, 2013 and 2012 were $ 1.6 million and $2.0 million, respectively.

Our estimates for these allowances and accruals may be inaccurate. If we subsequently determine that any allowance and accrual based on our estimates is insufficient, we may be required to increase the size of our allowances and accrual in future periods, which would adversely affect our results of operations and financial condition.

We may experience impairment of our long-lived assets, which would decrease our earnings and net worth.

Accounting rules require that long-lived assets be tested for impairment under certain circumstances. The outcome of impairments testing could result in the write-down of all or a portion of the value of the long-lived assets. A write-down of our assets would, in turn, reduce our earnings and net worth. During the quarter ended March 31, 2013, and as a result of the accelerated declining PC markets, we recorded a non-cash charge of approximately $2.6 million in long-lived assets primarily related to our packaging service machinery and equipment for our PC related products (see "Impairment of long-lived assets" in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II of this Annual Report for more details). It is possible that we may be required to incur additional write-downs in the future, resulting in significant reductions to our earnings and net worth. Factors which may lead to additional material impairment of our long-lived assets include, but are not limited to:

- A significant decrease in the market value of the asset such as manufacturing and packaging equipment;
- A significant adverse change in the extent or manner in which the asset group is being used, or in its physical condition;
- A significant adverse change in the legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected to acquire or construct the asset;
- A current period operating or cash flow loss or a projection or forecast that demonstrates continuing losses associated with the asset's use; and
- A current expectation that more-likely-than-not, the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Furthermore, our impairment review requires us to make estimates and projections regarding, but not limited to, future cash flows. If these estimates or projections change or proved to be incorrect, we may be required to record additional impairment charges on our long-lived assets.

We depend on the continuing efforts of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products could be harmed.

Our success depends upon the continuing services of members of our senior management team and various engineering and other technical personnel. In particular, our engineers and other technical personnel are critical to our future technological and product innovations. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is limited. We have entered into employment agreements with certain senior executives, but we do not have employment agreements with most of our employees. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and other senior management may be required to divert attention from other aspects of our business. In addition, we do not have "key person" life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our inability to attract or retain qualified personnel, including engineers and others, could adversely affect our product introductions, overall business growth prospects, results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the initial evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements or prevent fraud, which in turn could harm our business and negatively impact the trading price of our shares.

Failure to protect our patents and our other proprietary information could harm our business and competitive position.

Our success depends, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright (including mask work protection), trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of June 30, 2013, we owned 329 issued U.S. patents expiring between 2015 and 2031 and had 209 pending patent applications with the United States Patent and Trademark Office. In addition, we own additional patents and have filed patent applications in several jurisdictions outside of the U.S, including China, Taiwan, Japan and Korean.

Our patents and patent applications may not provide meaningful protection from our competitors, and there is no guarantee that patents will be issued from our patent applications. The status of any patent or patent application involves complex legal and factual determinations and the breadth of a claim is uncertain. In addition, our efforts to protect our intellectual property may not succeed due to difficulties and risks associated with:

- policing any unauthorized use of or misappropriation of our intellectual property, which is often difficult and costly and could enable third parties to benefit from our technologies without paying us;
- others independently developing similar proprietary information and techniques, gaining authorized or unauthorized access to our intellectual property rights, disclosing such technology or designing around our patents;
- the possibility that any patent or registered trademark owned by us may not be enforceable or may be invalidated, circumvented or otherwise challenged in one or more countries and the rights granted thereunder may not provide competitive advantages to us;
- uncertainty as to whether patents will be issued from any of our pending or future patent applications with the scope of the claims sought by us, if at all; and
- intellectual property laws and confidentiality protections, which may not adequately protect our intellectual property rights, including, for example, in China where enforcement of China intellectual property-related laws has historically been ineffective, primarily because of difficulties in enforcement and low damage awards.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements, one of which requires us to make ongoing royalty payments. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities or non-practicing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, we commenced a patent litigation with Fairchild Semiconductor International, Inc., or Fairchild, in which we filed infringement claims against Fairchild, and Fairchild responded by filing infringement counterclaims against us. The litigation was vigorously prosecuted by both parties and diverted the efforts and attention of our management and technical personnel before it was settled in October 2008. The settlement included a cross-license agreement between the parties. In December 2006, we initiated an arbitration proceeding against Siliconix Incorporated, or Siliconix, to recover certain quarterly royalty payments under our agreement with Siliconix, and Siliconix responded by filing a counterclaim against us for royalty payments under the agreement. The arbitration proceeding was settled in 2008. We incurred a total of $8.2 million of legal costs relating to these two intellectual property disputes. In addition, as part of our strategy to diversify our serviceable markets, we recently launched several key product families and technologies to enable high efficiency power conversion solutions and we plan to develop and commercialize new products in other power semiconductor markets. Our entry into the commercial markets for high-voltage power semiconductors and other markets as a result of our diversification strategy may subject us to additional and increased risk of disputes or litigation relating to these products.

Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

- pay substantial damages to the party claiming infringement;
- refrain from further development or sale of our products;
- attempt to develop non-infringing technology, which may be expensive and time consuming, if possible at all;
- enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;
- cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; and
- indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims by our distributors, end customers, licensees and others, which could result in substantial expenses for us and damage our business relationships with them.

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, such as the global or regional economic recession, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could have significant adverse effect on our business and operating results in ways that cannot presently be predicted. Any future economic downturn or recession in the global economy in general and, in particular, on the economies in China, Taiwan and other countries where we market and sell our products, will have an adverse effect on our results of operations. Recently, we experienced a significant reduction in the demand for our products due to the declining PC markets, particularly from our distributors and customers in Taiwan, which have negatively impacted our revenue and profitability.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We have research and development facilities located in Taiwan and the Silicon Valley in Northern California. Historically, these regions have been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which may disrupt the local economy and pose physical risks to our property. We also have sales offices located in Taiwan and Japan where similar natural disasters and other risks may disrupt the local economy and pose physical risks to our operations. We are not currently covered by insurance against business disruption caused by earthquakes. In addition, we currently do not have redundant, multiple site capacity in the event of a natural disaster or other catastrophic event. In the event of such an occurrence, our business would suffer.

Our business could be adversely affected by epidemics or outbreaks such as avian flu or H1N1 flu, also known as swine flu. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.

We have limited product liability, business disruption or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any occurrence of uncovered loss could harm our business, results of operations, financial condition and prospects.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in the U.S., China, Taiwan and Hong Kong. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in China. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. The following are some of the risks inherent in doing business on an international level that may not be applicable to domestic companies:

- economic and political instability;
- transportation and communication delays;
- coordination of operations through multiple jurisdictions and time zones;
- fluctuations in currency exchange rates;
- trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property; and
- the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate.

We are subject to the risk of increased income taxes and changes in existing tax rules.

We conduct our business in multiple jurisdictions, including Hong Kong, Macau, the U.S., China, Taiwan, South Korea and Japan. Any of these jurisdictions may assert that we have unpaid taxes. Our effective tax rates have fluctuated significantly in recent years. Our effective tax rate was -254.2%, 21.7% and 6.5% for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. It is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

In addition, our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. We have adopted transfer pricing arrangements for transactions among our subsidiaries. Related party transactions are generally subject to close review by tax authorities, including requirements that transactions be priced at arm's length and be adequately documented. We have not been subject to any tax audit or challenge by any tax authorities with respect to any tax position taken during the past three fiscal years. If any of these tax authorities were successful in challenging our transfer pricing policies or other tax judgments, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges which may harm our business, financial condition and operating results.

The imposition of U.S. corporate income tax on our Bermuda parent and non-U.S. subsidiaries could adversely affect our results of operations.

We believe that our Bermuda parent and non-U.S. subsidiaries each operate in a manner that they would not be subject to U.S. corporate income tax because they are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service may successfully assert that our Bermuda parent and non-U.S. subsidiaries are engaged in a trade or business in the United States. If our Bermuda parent and non-U.S. subsidiaries were characterized as being so engaged, we would be subject to U.S. tax at regular corporate rates on our income that is effectively connected with U.S. trade or business, plus an additional 30% "branch profits" tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax could materially and adversely affect our results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the current and anticipated valuation of our assets and the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the foreseeable future. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our 2013 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary's equity interests, from time to time. Because we currently hold and expect to continue to hold a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder.

The disclosure requirements under the new "conflict minerals" provisions of the Dodd-Frank Act could increase our costs and limit the supply of certain metals used in our products and affect our reputation with customers and shareholders.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, the SEC adopted new disclosure requirements for public companies using certain minerals and metals, known as "conflict minerals", in their products. Under these rules, we are required to perform due diligence and disclose our efforts to prevent the sourcing of such conflict minerals from the Democratic Republic of Congo or adjoining countries. These conflict minerals are commonly used in the manufacture of semiconductor devices. As a result of these new regulations, we expect to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the conflict minerals used in our products. These new requirements could also adversely affect the sourcing, availability and pricing of such minerals as used in the manufacture of our products, and the pool of suppliers who provide "conflict free" metals may be limited. As a result, we may not be able to obtain materials for our products in sufficient quantities or at competitive prices. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins of all metals used in our products and confirm that they are "conflict free," which may adversely affect our reputations with our customers and shareholders.

Risks Related to Our Industry

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a particular product has historically declined significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for older generations of products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins for a particular product. If not offset by sales of other products with higher gross margins, our overall gross margins may be adversely affected. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs and developing new or enhanced products on a timely basis, with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change such as the introduction of smartphones and tablets that contributed to the decline in the PC market, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns, and often connected with or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns, in particular the PC markets, may reduce our revenue and result in us having excess inventory. By contrast, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry and packaging and testing capacity, which could prevent us from benefiting from such an upturn or reduce our profit margins.

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The semiconductor industry is characterized by changing demand for new and advanced functions, long design and sales cycles, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. Changes in industry standards, or the development of new industry standards, or, when applicable, government approval or disapproval of industry standards may make our products obsolete or negate the cost advantages we believe we have in our products. We may be required to invest significant effort and to incur significant expense to redesign our products in order to address relevant standards, technological developments, customer requirements or regulations but may not have the financial resources to respond to these changes effectively or in a timely manner. Any inability to meet these standards, regulations and requirements could harm our business, results of operations, financial condition and prospects.

Risks Related to Doing Business in China

China's economic, political and social conditions, as well as government policies, could affect our business and growth.

Our financial results have been, and are expected to continue to be, affected by the economy in China. A slowdown of economic growth in China or other adverse developments could harm our business, results of operations, financial condition and prospects.

The China economy differs from the economies of most developed countries in many respects, including:

- higher level of government involvement;
- early stage of development of a market-oriented economy;
- rapid growth rate;
- higher level of control over foreign currency exchange; and
- less efficient allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the China government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance in business enterprises, the China government continues to retain significant control over the business and productive assets in China. Any changes in China's government policy or China's political, economic and social conditions, or in relevant laws and regulations, may adversely affect our current or future business, results of operation or financial condition. These changes in government policy may be implemented through various means, including changes in laws and regulations, implementation of anti-inflationary measures, changes in the tax rate or taxation system and the imposition of additional restrictions on currency conversion and imports. Furthermore, given China's largely export-driven economy, any changes in the economies of the China's principal trading partners and other export-oriented nations may adversely affect our business, results of operations, financial condition and prospects.

Our ability to successfully expand our business operations in China depends on a number of factors, including macroeconomic and other market conditions, and credit availability from lending institutions. In response to the recent global and Chinese economic recession, the China government has promulgated several measures aimed at expanding credit and stimulating economic growth. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the China government to guide economic growth will be effective in maintaining or sustaining the growth rate of the Chinese economy. If measures adopted by the China government fail to achieve further growth in the Chinese economy, it may adversely affect our growth, business strategies and operating results.

Changes in China's laws, legal protections or government policies on foreign investment in China may harm our business.

Our business and corporate transactions are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations frequently change, and their interpretation and enforcement involves uncertainties that could limit the legal protections available to us. Regulations and rules on foreign investments in China impose restrictions on the means that a foreign investor like us may apply to facilitate corporate transactions we may undertake. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result we may not be aware of our violation of these policies and rules until some time after the violation. If any of our past operations are deemed to be non-compliant with Chinese law, we may be subject to penalties and our business and operations may be adversely affected. For instance, under the catalogue for the Guidance of Foreign Investment Industries, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. As the catalogue for the Guidance of Foreign Investment Industries is updated every few years, there can be no assurance that the China government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from relevant authorities to engage in businesses which become prohibited or restricted for foreign investors, we may be forced to sell or restructure a business which has become restricted or prohibited for foreign investment. Furthermore, the China government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment or changes in the interpretation and application of existing or new laws, our business, financial condition, results of operations and prospects may be harmed. Moreover, uncertainties in the Chinese legal system may impede our ability to enforce contracts with our business partners, customers and suppliers, or otherwise pursue claims in litigation to recover damages or loss of property, which could adversely affect our business and operations.

Limitations on our ability to transfer funds to our China subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our China subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the China's governmental authorities, including the State Administration of Foreign Exchange, or SAFE, or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the China's foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our China subsidiaries. These limitations and the difficulties our China subsidiaries may experience on the free flow of funds between us and our China subsidiaries could restrict our ability to act in response to changing market situations in a timely manner.

China's currency exchange control and government restrictions on investment repatriation may impact our ability to transfer funds outside of China.

A significant portion of our business is conducted in China where the currency is the Renminbi. Regulations in China permit foreign owned entities to freely convert the Renminbi into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our Chinese subsidiaries may use Renminbi to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

Other transactions that involve conversion of Renminbi into foreign currency are classified as "capital account" transactions; examples of "capital account" transactions include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. "Capital account" transactions require prior approval from China's State Administration of Foreign Exchange (SAFE) or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent; such restricted portion amounted to approximately $85.9 million, or 30.5% of our total consolidated net assets as of June 30, 2013. We have no assurance that the relevant Chinese governmental authorities in the future will not limit further or eliminate the ability of our China subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by the Company outside of China, could have a material and adverse effect on our liquidity and our business.

Controversies affecting China's trade with the United States could harm our business.

While China has been granted permanent most favored nation trade status in the U.S. through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the trading relationship between the two countries. At various times during recent years, the United States and China have had disagreements over political and economic issues. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China or causing a reduction in the demand for our products by customers in the United States or China.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. A substantial number of our key customers and some of our essential sales and engineering personnel are located in Taiwan, and we have a large number of operational personnel and employees located in China. Therefore, factors affecting military, political or economic relationship between China and Taiwan could have an adverse effect on our business, financial condition and operating results.

Risks Related to Our Corporate Structure and Our Common Shares

Our share price may be volatile and you may be unable to sell your shares at or above the purchase price, if at all.

Our common shares began trading on The NASDAQ Global Market in April 2010. Limited trading volumes and liquidity may limit the ability of shareholders to purchase or sell our common shares in the amounts and at the times they wish. In addition, the financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. The trading price of our common shares on The NASDAQ Global Market ranged from a low of $7.02 to high of $17.91 since commencement of the public trading of our common shares on April 29, 2010. Volatility in the price of our shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors, including:

- actual or anticipated fluctuations in our operating results;
- general economic, industry, regional and global market conditions, including the economic conditions of specific market segments for our products;
- our failure to meet analysts' expectations, including expectation regarding our revenue, gross margin and operating expenses;
- changes in financial estimates and outlook by securities research analysts;
- our ability to increase our gross margin;
- announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
- announcements of technological or competitive developments;
- announcement of acquisition and major corporate transactions;
- regulatory developments in our target markets affecting us, our customers or our competitors;
- our ability to enter into new market segments, gain market share, diversify our customer base and successfully secure manufacturing capacity;
- announcements regarding intellectual property litigation involving us or our competitors;
- changes in the estimation of the future size and growth rate of our markets;
- additions or departures of key personnel;
- announcement of sales of our securities by us or by our major shareholders;
- general economic or political conditions in China; and
- and other factors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in such company's share price. This type of litigation could result in substantial costs and divert our management's attention and resources. These market fluctuations may also materially and adversely affect the market price of our shares

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common shares or if our operating results do not meet their expectations, the trading price of our common shares could decline.

The market price of our common shares is influenced by the research and reports that industry or securities analysts publish about us or our business. There is no guarantee that these analysts will understand our business and results, or that their reports will be accurate or correctly predict our operating results or prospects. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common shares or if our operating results or prospects do not meet their expectations, the market price of our common shares could decline.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

- the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval;
- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings; and
- the requirement to remove directors by a resolution passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at the shareholder meeting.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Insiders have substantial control over us, which could adversely affect the market price of our shares.

Our Chief Executive Officer, certain members of our management and directors, beneficially owned, in the aggregate, approximately 21% of our outstanding common shares as of June 30, 2013. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of our shares. Furthermore, the interests of these insiders could conflict with the interests of our other shareholders and, accordingly, any of them may take actions that favor their own interests and which may not be in the best interests of our other shareholders. These actions may be taken even if they are opposed by our other shareholders.

We may need additional capital, and the sale of additional common shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of July 31, 2013, our primary U.S. facility, which houses our research and design function, as well as elements of marketing and administration, is located in Sunnyvale, California. We conduct our manufacturing, research and development, sales and marketing and administration in Asia and North America. We lease all properties used in our business except the wafer fabrication facility in Oregon acquired in January 2012. The following table sets forth the location, size and primary use of our properties:

Location	Square Footage	Primary Use
475 Oakmead Parkway Sunnyvale, California, USA 94085	57,000	Research and development, marketing, sales and administration
3131 Northeast Brookwood Parkway Hillsboro, Oregon, USA 97124	245,000	Wafer fabrication facility
Unit 701 Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong	1,188	Sales and distribution
Room 801, Building 8, Zhongjian Business Building, No. 78, Shuikengwei Street, Macau	290	Manufacturing support
Building 5/8/9, No. 91, Lane 109, Rongkang Road, Songjiang District, Shanghai, China 201614	225,082	Packaging and testing, manufacturing support
Building B1, Dongkai Industrial Park, Songjiang Export Process Zone, Area B, Songjiang, Shanghai, China 201614	229,250	Packaging and testing, manufacturing support
Room 1002-1005, Building 1 Jiali BuYeCheng No. 218 Tianmu W. Road Zhabei District, Shanghai, China 200070	6,000	Marketing and field application engineering support
East 10F., Matshunichi Building, No.9996 Shennan Blvd, Shenzhen High-tech Park, Nanshan District, Shenzhen, China 518057	7,097	Marketing and field application engineering support
9F, No.292, Yangguang St., Neihu Dist., Taipei City 11491, Taiwan R.O.C.	17,642	Marketing and field application engineering support, research and development
7F, Unit 3 & 5, No.32, Gaotie 2nd Rd., Zhubei City, Hsinchu County 30274, Taiwan R.O.C.	6,834	Research and development
10th Floor, Bandi Building, Bongeunsa-ro 114, Gangnam-gu, Seoul, Korea, 135-907	2,500	Marketing and field application engineering support
10F, Koujimachi Sunrise Building, Koujimachi 2-2-31, Chiyoda-ku, Tokyo, Japan 102-0083	884	Marketing and field application engineering support

We believe that our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

Item 3. Legal Proceedings

We are currently not a party to any material legal proceedings. We have in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Our Common Shares

Our common shares have traded on the NASDAQ Global Market since April 29, 2010 under the symbol AOSL. The following table sets forth, for the periods indicated, the high and low sales prices of our common share as reported by the NASDAQ Global Market.

2012			High		Low
First Fiscal Quarter :	July 1, 2011 - September 30, 2011	$	13.23	$	7.32
Second Fiscal Quarter:	October 1, 2011 - December 31, 2011	$	9.68	$	7.21
Third Fiscal Quarter:	January 1, 2012 - March 31, 2012	$	10.66	$	7.35
Fourth Fiscal Quarter:	April 1, 2012 - June 30, 2012	$	10.14	$	8.61
2013					
First Fiscal Quarter :	July 1, 2012 - September 30, 2012	$	10.34	$	7.02
Second Fiscal Quarter:	October 1, 2012 - December 31, 2012	$	8.96	$	7.50
Third Fiscal Quarter:	January 1, 2013 - March 31, 2013	$	9.30	$	8.06
Fourth Fiscal Quarter:	April 1, 2013 - June 30, 2013	$	9.19	$	7.10

Holders of Our Common Shares

As of July 31, 2013, there were approximately 20 registered shareholders, not including those shares held in street or nominee name.

Dividend Policy

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common share in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this report regarding information about securities authorized for issuance under our equity compensation plans.

Share Performance Graph

The following graph compares the total cumulative shareholder return on our common shares with the total cumulative return of the NASDAQ Composite Index and the Philadelphia Semiconductor Index for the period from April 29, 2010 (the date our common share commenced trading on the NASDAQ Global Market) through June 30, 2013, the end of our last fiscal year. The graph assumes an investment of $100 on April 29, 2010 and the reinvestment of any dividends for NASDAQ Composite Index and Philadelphia Semiconductor Index.

The comparisons in the graph below are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common shares.


Comparison of 38 Month Cumulative Total Return
Assumes Initial Investment of $100
June 2013
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
4/29/2010
6/30/2010
9/30/2010
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/31/2011
3/31/2012
6/30/2012
9/30/2012
12/31/2012
3/31/2013
6/30/2013
Alpha & Omega Semiconductor Limited
NASDAQ Composite - Total Returns
Philadelphia Semiconductor Index

The above Stock Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Recent Sales of Unregistered Securities

On December 3, 2010, we acquired control of APM in a cash and share transaction. In connection with the acquisition, we issued an aggregate of 1,766,159 common shares at $13.06 per share to the stockholders of APM. The issuance was exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) thereunder.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors authorized a $25.0 million share repurchase program on October 22, 2010. Under this repurchase program and subject to supervision and oversight by our board of directors, our management may, from time to time, repurchase shares from the open market or in privately negotiated transactions. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction to shareholders' equity. There was no purchase of equity securities by the issuer or affiliated purchasers during the fourth quarter of fiscal year 2013.

Item 6. Selected Financial Data

We have derived the selected consolidated statements of operations data for the fiscal years ended June 30, 2013, 2012 and 2011 and selected consolidated balance sheet data as of June 30, 2013 and 2012 from our audited consolidated financial statements and related notes included elsewhere in this report. We have derived the selected consolidated statements of operations data for the fiscal years ended June 30, 2010 and 2009 and selected consolidated balance sheets as of June 30, 2011, 2010 and 2009 from consolidated financial statements not included in this report. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Year Ended June 30,				
	2013	2012	2011 (1)(2)	2010	2009
	(in thousands, except per share data)				
Consolidated Statements of Operations:					
Revenue	$337,436	$342,291	$ 361,308	$ 301,840	$ 185,076
Cost of goods sold	272,851	259,126	256,087	221,649	146,510
Gross profit	64,585	83,165	105,221	80,191	38,566
Operating expenses:					
Research and development	27,833	30,630	29,470	20,943	19,273
Selling, general and administrative	35,473	35,800	37,937	26,323	20,443
Impairment of long-lived assets	2,557	—	—	—	—
Total operating expenses	65,863	66,430	67,407	47,266	39,716
Operating income (loss)	(1,278)	16,735	37,814	32,925	(1,150)
Interest income	76	105	280	39	648
Interest expense	(372)	(342)	(263)	(189)	(587)
Income (loss) on equity investment in APM	—	—	1,768	6,546	(4)
Gain on equity interest in APM	—	—	837	—	—
Income (loss) before income taxes	(1,574)	16,498	40,436	39,321	(1,093)
Income tax expense (benefit)	4,001	3,581	2,609	1,497	(192)
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827	$ 37,824	$ (901)
Less 8% non-cumulative dividends on convertible preferred shares	—	—	—	(3,453)	—
Net income (loss) attributable to common shareholders - Basic	$ (5,575)	$ 12,917	$ 37,827	$ 34,371	$ (901)
Adjustment to net income (loss) for dilutive securities	—	—	—	3,453	—
Net income (loss) attributable to common shareholders - Diluted	$ (5,575)	$ 12,917	$ 37,827	$ 37,824	$ (901)
Net income (loss) per share attributable to common shareholders					
Basic	$ (0.22)	$ 0.52	$ 1.61	$ 3.24	$ (0.11)
Diluted	$ (0.22)	$ 0.50	$ 1.51	$ 1.78	$ (0.11)
Weighted average number of shares used in computing net income (loss) per share attributable to common shareholders					
Basic	25,348	24,656	23,495	10,594	7,914
Diluted	25,348	25,606	24,989	21,192	7,914

	Year Ended June 30,				
	2013	2012	2011 (1)(2)	2010	2009
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 92,406	$ 82,166	$ 86,708	$ 119,001	$ 60,416
Working Capital	$ 152,364	$ 129,862	$ 118,366	$ 117,182	$ 51,914
Total assets	$ 356,321	$ 366,157	$ 347,438	$ 258,656	$ 160,820
Bank borrowings - long term	$ 13,571	$ 16,429	$ —	$ —	$ 8,610
Capital leases - long term	$ 195	$ 1,085	$ 130	$ 436	$ 1,019
Total shareholders' equity	$ 281,451	$ 279,393	$ 260,250	$ 189,446	$ 94,500

(1) We held a 40.3% equity interest in APM at June 30, 2010. We made an additional equity investment of $1.8 million in APM in October 2010 and held a 43% equity interest in APM immediately prior to the APM acquisition. The investment was accounted for under the equity method of accounting. On December 3, 2010, we acquired all of the outstanding shares of APM and APM's operating results were included in our consolidated financial statements since the date of the acquisition.

(2) Upon the completion of the APM acquisition in fiscal year 2011, we performed a review and assessment of the useful lives of certain of our property and equipment. As a result of our review, we revised the estimated useful life of the related manufacturing machinery and equipment from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this accounting change was to decrease depreciation expense related to cost of goods sold by $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, and increase basic net income per share by approximately $0.17 and increase diluted net income per share by approximately $0.16 for fiscal year 2011.

Conversion from IFRS to U.S. GAAP

We formerly prepared our consolidated financial statements under IFRS and filed our IFRS financial statements for the fiscal year ended June 30, 2010 in our annual report on Form 20-F. Pursuant to SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualified as a foreign private issuer under applicable SEC rules. As a result, beginning July 1, 2011, we were required to report our consolidated financial statements under U.S. GAAP and file our annual report on Form 10-K, as well as to comply with additional SEC reporting obligations as a domestic issuer. Accordingly, we have converted our consolidated financial statements under IFRS to U.S. GAAP. A summary of significant relevant differences of individual items in the financial statements between IFRS and U.S. GAAP and their impact to the above historical consolidated financial data is outlined below:

Inventory reserves

We record inventories at the lower-of-cost-or-market under both U.S. GAAP and IFRS. Under U.S. GAAP, a write-down of inventory to the lower-of-cost-or-market creates a new cost basis that subsequently cannot be reversed based on changes in circumstances. Under IFRS, when circumstances that previously caused the inventory write down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write-down is reversed even though the associated inventories have not been sold. The impact to the statement of income (loss) due to the difference between U.S. GAAP and IFRS was to increase inventory reserves for the fiscal years ended June 30, 2010 and 2009 by $100,000 and $320,000, respectively.

Share-based compensation expense

Under U.S. GAAP, prior to July 1, 2006, we accounted for options granted to employees using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, deferred compensation expense is recorded on the date of grant if the fair value of the underlying share exceeds the exercise price, and expense is recognized on a straight-line basis over the vesting period of the grant, generally five years. Effective on July 1, 2006, we adopted ASC Topic 718 (formerly SFAS No. 123R), "Share-Based Payment" using the prospective transition method to account for options granted to employees. Under the prospective method, new awards (or awards modified, repurchased, or canceled after the effective date) are accounted for under the provision of ASC Topic 718, which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values of the awards. We amortize the fair value of options or equity awards using the graded vesting attribution method over the respective vesting period which is generally over five years.

Under IFRS, we accounted for share-based compensation expense for all share-based awards made to employees and directors based on the estimated fair values of the awards effective on January 1, 2005. The fair value of options or equity awards is amortized using the graded vesting attribution method over the respective vesting period which is generally over five years.

The increase /(decrease) in share-based compensation expense resulted from the accounting for the different transition dates between U.S. GAAP and IFRS and the application of APB 25 for the fiscal years ended June 30, 2010 and 2009 was $115,000 and $45,000, respectively.

Investment in APM

We have made various investments in APM since APM's inception in July 2004. Prior to our acquisition of APM in December 2010, the investment was accounted for under the equity method of accounting under both IFRS and U.S. GAAP. The changes in income/(loss) on equity investment in APM resulted from the difference between U.S. GAAP and IFRS for the fiscal years ended June 30, 2010 and 2009 was $251,000 and $31,000, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our consolidated financial statements contained in this annual report are prepared in accordance with U.S. GAAP.

Overview

We are a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors includes over 1,300 products, and has grown rapidly with the introduction of over 195 new products during the fiscal year 2013, and over 240 and 190 new products in the fiscal years 2012 and 2011, respectively. Our teams of scientists and engineers have developed extensive intellectual properties and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce and develop innovative products to address the increasingly complex power requirements of advanced electronics. We have an extensive patent portfolio that consists of 329 patents and 209 patent applications in the United States as of June 30, 2013. We differentiate ourselves by integrating our expertise in technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including personal computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

During the fiscal year ended June 30, 2013, we continued our diversification program by introducing new silicon and packaging platforms to expand our serviceable available market ("SAM") and offer higher performance products. Our metal-oxide-semiconductor field-effect transistors ("MOSFET") portfolio expanded significantly across a full range of voltage applications. In response to the rapid decline of the personal computer ("PC") markets, we have developed new technologies and products designed to penetrate into other markets, including the consumer, communications and industrial markets. For example, for the power discrete products, since mid 2012 we have been shipping high volume of our Gen5 series low-voltage MOSFET silicon platform introduced in the September quarter of 2011. During the December quarter of 2012, we released the new high voltage AlphaMOSII MOSFET platform that features a 35% reduction of on-resistance when compared to prior-generation products. In the same quarter, we also released the XSFET technology platform to provide a high performance option to the current solutions targeting the advanced computing and high efficiency telecommunications and industrial applications. In addition, we expanded our recently developed AlphaIGBT technology platform with low power and high power products that meet the growing demand for energy efficient switching devices for motor control and power conversion applications in household appliances, renewable energy systems and advanced power supplies. We have also expanded our portfolio of medium voltage MOSFETs with new 80V, 100V and 150V products, thus enabling a full portfolio of products that allows significant improvements in power supply efficiency. For the power IC products, we continue to expand the product family by introducing new solutions to LED lighting and LED back lighting for LCD-TV. We also released high efficiency EZBuck II Converters and our new DrMOS product family targeting Ultrabook and advanced computing.

Our business model leverages global resources, including research and development and manufacturing in the United States and Asia. Our sales and technical support teams are localized in several growing markets. We operate a 200mm wafer fabrication facility located in Hillsboro, Oregon, ("the Oregon fab") which is critical for us to accelerate proprietary technology development, new product introduction and improve our financial performance in the long run. For example, in calendar year 2012, we were able to triple the number of new technology platforms released as compared to prior years. These platforms have allowed us to develop a new generation of low voltage MOSFET products, our Gen 5 AlphaMOS, and introduce AlphaMOSII high voltage technology and new medium voltage products. To meet the market demand for the more mature high volume products, we also utilize the wafer manufacturing capacity of selected third party foundries. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and cycle time.

Our revenue was $337.4 million for the fiscal year ended June 30, 2013, which represented a decrease of $4.9 million or 1.4%, from $342.3 million for the fiscal year ended June 30, 2012. Our net loss was $5.6 million, or $(0.22) per diluted share, for the fiscal year ended June 30, 2013, compared to a net income of $12.9 million, or $0.50 per diluted share, for the fiscal year ended June 30, 2012.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

The global, regional economic and PC market conditions: Because our products primarily serve consumer electronic applications, a deterioration of the global and regional economic conditions could materially affect our revenue and results of operations. In particular, because a significant amount of our revenue is derived from sales of products in the personal computer ("PC") markets, such as notebooks, motherboards and notebook battery packs, a significant decline or downturn in the PC markets can have a material adverse effect on our revenue and results of operations. Our revenue from the PC markets accounted for approximately 50.0%, 54.4% and 57.0% of our total revenue for the years ended June 30, 2013, 2012 and 2011, respectively. A decline in the PC markets, due to continued growth of demands in tablets and smartphones, worldwide economic conditions and/or industry inventory correction, have had a material negative impact on the demand for our products, revenue, factory utilization, gross margin, our ability to resell excess inventory, and other performance measures during the fiscal year.

In response to this trend, we have been executing and are continuing to execute strategies to diversify our product portfolio and penetrate into other market segments, such as the consumer, communication and industrial market segments, which we believe would mitigate and eventually overcome the reduced demand resulting from the declining PC markets. As we develop and sell new products that serve more diversified markets, we expect that sales based on the PC markets, as a percentage of the total revenue, will continue to decline. However, if the rate of decline in the PC markets is faster than we expected, or if we cannot successfully diversify or introduce new products to keep pace with the declining PC markets, we may not be able to alleviate its negative impact, which will adversely affect our results of operations.

In light of the continuing decline of the PC markets, we conducted an impairment review of certain of our long-lived assets during the third quarter of fiscal year 2013. Based on such review, we recorded a non-cash impairment charge of $2.6 million as the changed circumstances indicated that the carrying amount of certain long-lived assets for the quarter ended March 31, 2013, consisting of manufacturing machinery and equipment for the packaging of PC-related product, may not be recoverable (see "Impairment of long-lived assets" below for more details). In addition, we have also recorded a non-cash, non-recurring inventory valuation charge in the amount of $7.7 million for certain excess and obsolete inventory for the quarter ended March 31, 2013, consisting of products relating to PC applications, and to a lesser extent, products for power supplies. We determined that this non-recurring inventory write-down was required primarily due to loss of market share with certain customers, including a major OEM with whom we conducted business indirectly, as well as the effect of the continuing decline of the PC market. Although we have fully resolved the issue and maintain the business relationship with the OEM and we believe our current provisions related to inventories and long-lived assets are considered adequate, there is no assurance that we will not incur additional inventory write-downs or impairment charges given the rapid and unpredictable changes of computing and consumer markets in which we compete. Such charges could materially adversely affect our results of operations.

Erosion of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our existing products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by introducing new and higher value products, expanding existing products for new applications and new customers, and reducing manufacturing cost of existing products.

Product introductions and customers' product requirements: Our success depends on our ability to introduce products on a timely basis that meet or are compatible with our customers' specifications and performance requirements. Both factors, timeliness of product introductions and conformance to customers' requirements, are equally important in securing design wins with our customers. Recently we have introduced new mid- and high-voltage products as part of our business strategy to diversify our product portfolios and penetrate into new markets such as the telecommunications and industrial markets. As we accelerate the development of new technology platforms, we expect to increase the pace at which we introduce new products and obtain design wins. Our failure to introduce products on a timely basis that meet customers' specifications and performance requirements and our inability to continue to expand our serviceable markets could adversely affect our financial performance, including loss of market shares with customers.

As discussed above, we recorded a non-cash, non-recurring inventory valuation charge in the amount of $7.7 million during the third quarter of fiscal 2013, and approximately $5.7 million of which was attributable to newly developed products for desktop PC applications for a major OEM because these products were not compatible with its particular applications. We have been working closely with the OEM to address these issues and implement solutions to prevent future occurrences of incompatibility. While we have fully resolved this issue with the OEM, similar product compatibility issues may arise with other products or OEMs, or that the solutions we implemented may not be fully effective in preventing future occurrences.

Distributor ordering patterns and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by numerous factors, including global and regional economic conditions as well as the PC market conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. In recent periods, broad fluctuations in the semiconductor markets and the global and regional economic conditions, in particular the decline of the PC market conditions, have had a more significant impact on our results of operations than seasonality.

Manufacturing Costs: Our gross margin may be affected by our manufacturing costs, including utilization of our own manufacturing facilities, pricing of wafers from other foundries and semiconductor raw materials, which may fluctuate from time to time largely due to the market demand and supply. Capacity utilization affects our gross margin because we have certain fixed costs associated with our in-house packaging and testing facilities and our Oregon fab. If we are unable to utilize the capacity of our in-house manufacturing facilities at a desired level, our gross margin may be adversely affected. In addition, the continuing decline of the PC markets as discussed above has led to reduced level of capacity utilization at our manufacturing facilities during the fiscal year 2013. If we are not able to mitigate the negative impact of the declining PC markets, we may not be able to improve our factory utilization or offset the increasing manufacturing costs, which could have a material adverse effect on our gross margin. For example, the gross margin for the first quarter of the fiscal year 2013 was 26.7%, primarily as a result of higher utilization of our manufacturing facilities, while the adjusted gross margin for the last three quarters of the fiscal year 2013, without giving effect to the $7.7 million non-recurring inventory write-down recorded in the third quarter of the fiscal year 2013, was 19.4%. This decrease was largely due to the reduced level of utilization of our manufacturing facilities during that period. The adjusted gross margin used here is a non-GAAP financial measure. We believe this information is meaningful to investors as it excludes the impact that the non-recurring inventory write-down has on gross margin and facilitates comparisons between reporting periods and peer companies. While we believe that the adjusted gross margin is useful supplemental information, such adjusted measure is not intended to replace our GAAP financial measures and should be read in conjunction with the GAAP results. The GAAP gross margin for the last three quarters of the fiscal year 2013 was 16.2%.

Other factors that may affect comparability

APM acquisition: We held a 40.3% equity interest in Agape Package Manufacturing Ltd. ("APM"), at June 30, 2010. We made an additional equity investment of $1.8 million in APM in October 2010 resulting in a 43.0% equity interest in APM. The investment was accounted for under the equity method of accounting through the date of acquisition. On December 3, 2010, we acquired APM and APM's operating results were reflected in our consolidated financial statements subsequent to that date.

Change in accounting estimate: During fiscal year 2011, upon the completion of APM acquisition, we performed a review and assessment of the useful lives of certain of our property and equipment. Based on the results of our review, we revised the estimated useful life of the related manufacturing and facility equipment from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense related to cost of goods sold by $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, increase basic net income per share by approximately $0.17 and increase diluted net income per share by approximately $0.16 for fiscal year 2011.

Conversion of IFRS to U.S. GAAP. We formerly prepared our consolidated financial statements under IFRS and filed our IFRS financial statements for the fiscal year ended June 30, 2010 in our annual report on Form 20-F. Pursuant to the SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualified as a foreign private issuer. As a result, started on July 1, 2011, we were required to report our financial statements under U.S. GAAP and file our annual report on Form 10-K, as well as to comply with additional SEC reporting obligations as a domestic issuer. Accordingly, we have converted our consolidated financial statements from IFRS to U.S. GAAP. See "Item 6. Selected Financial Data" for a discussion of relevant differences of individual items in the financial statements between IFRS and U.S. GAAP.

Principal line items of statements of income

The following describes the principal line items set forth in our consolidated statements of operations:

Revenue

We generate revenue primarily from the sale of power semiconductors, consisting of power discretes and power ICs. Historically, a majority of our revenue was derived from power discrete products and a smaller amount was derived from power IC products. Because our products typically have three-year to five-year life cycles, the rate of new product introduction is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, because it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. In addition, a small percentage of our total revenue is generated by providing packaging and testing services to third-parties through one of our subsidiaries.

Our product revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with the original design manufacturers ("ODMs") or original equipment manufacturers ("OEMs"), we may elect to grant special pricing that is below the prices at which we sold our products to the distributors. In these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, and cost associated with yield improvements, capacity utilization, warranty and inventory reserves. As the volume of sales increases, we expect cost of goods sold to increase. We have recently implemented a process to improve our factory capacity utilization rates by transferring more wafer production to our Oregon fab and reducing our reliance on outside foundries. While our utilization rates cannot be immune to the market conditions, our goal is to make them less vulnerable to market fluctuations. We believe our market diversification strategy and product growth will drive higher volume of manufacturing which will improve our factory utilization rates and gross margin in the long run.

Operating expenses

Our operating expenses consist of research and development, selling, general and administrative expenses and impairment of long-lived assets. We expect that our total operating expenses will generally increase over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and overhead costs for research and development personnel. As we continue to invest significant resources in developing new technologies and products, we expect our research and development expenses to increase.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase as we expand our business.

Impairment of Long-Lived Assets: Long-lived assets or asset groups are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. The recoverability of an asset or asset group is assessed by determining if the carrying value of the asset or asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life. The impairment loss is measured based on the difference between the carrying amount and estimated fair value.

Income on equity investment in APM

We had a 40.3% equity interest in APM as of September 30, 2010. In October, 2010, we made an additional equity investment of $1.8 million in APM which resulted in aggregate a 43.0% equity interest in APM prior to the APM acquisition on December 3, 2010. Our investment in APM was accounted for under the equity method of accounting prior to December 3,

2010 and we recorded income on equity investment in APM prior to the APM acquisition. APM's operating results were consolidated in our financial statements since the acquisition.

Income tax expense

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that is more than likely to be realized upon settlement. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income (loss) could result in significant changes in our income tax expense.

We record a valuation allowance against deferred tax assets if it is more likely than not that a portion of the deferred tax assets will not be realized, based on historical profitability and our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carry-forwards and the effectiveness of our tax planning strategies.

Operating results

The following tables set forth our results of operations and as a percentage of revenue for the fiscal years ended June 30, 2013, 2012 and 2011. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year Ended June 30,					
	2013	2012	2011	2013	2012	2011
	(in thousands)			(% of revenue)		
Revenue	$ 337,436	$ 342,291	$ 361,308	100.0 %	100.0 %	100.0 %
Cost of goods sold (1)	272,851	259,126	256,087	80.9 %	75.7 %	70.9 %
Gross profit	64,585	83,165	105,221	19.1 %	24.3 %	29.1 %
Operating expenses:						
Research and development (1)	27,833	30,630	29,470	8.2 %	8.9 %	8.2 %
Selling, general and administrative (1)	35,473	35,800	37,937	10.5 %	10.5 %	10.5 %
Impairment of long-lived assets	2,557	—	—	0.8 %	— %	— %
Total operating expenses	65,863	66,430	67,407	19.5 %	19.4 %	18.7 %
Operating income (loss)	(1,278)	16,735	37,814	(0.4)%	4.9 %	10.4 %
Interest income	76	105	280	— %	— %	0.1 %
Interest expense	(372)	(342)	(263)	(0.1)%	(0.1)%	(0.1)%
Income on equity investment in APM	—	—	1,768	— %	— %	0.5 %
Gain on equity interest in APM	—	—	837	— %	— %	0.3 %
Income (loss) before income taxes	(1,574)	16,498	40,436	(0.5)%	4.8 %	11.2 %
Income tax expense	4,001	3,581	2,609	1.2 %	1.0 %	0.7 %
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827	(1.7)%	3.8 %	10.5 %

(1) Includes share-based compensation expense allocated as follows:

	Year Ended June 30,					
	2013	2012	2011	2013	2012	2011
	(in thousands)			(% of revenue)		
Cost of goods sold	$ 700	$ 532	$ 629	0.2%	0.2%	0.2%
Research and development	1,402	1,361	1,716	0.4%	0.4%	0.5%
Selling, general and administrative	2,717	3,529	3,829	0.8%	1.0%	1.1%
	$ 4,819	$ 5,422	$ 6,174	1.4%	1.6%	1.8%

Revenue

The following is a summary of revenue by product type:

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Power discrete	$ 265,150	$ 267,059	$ 284,094	$ (1,909)	(0.7)%	$ (17,035)	(6.0)%
Power IC	52,841	53,396	62,706	(555)	(1.0)%	(9,310)	(14.8)%
Packaging and testing services	19,445	21,836	14,508	(2,391)	(10.9)%	7,328	50.5 %
	$ 337,436	$ 342,291	$ 361,308	$ (4,855)	(1.4)%	$ (19,017)	(5.3)%

Fiscal 2013 vs 2012

Total revenue was $337.4 million for fiscal year 2013, a decrease of $4.9 million, or 1.4%, as compared to $342.3 million for fiscal year 2012. The decrease consisted of $1.9 million, $0.6 million and 2.4 million decrease in sales of power discrete, power IC products and packaging and testing services, respectively. The decrease in sales of power discrete and power IC products was mainly a result of a 4.2% decrease in average selling price partially offset by a 3.8% increase in unit shipments as compared to last year. The 4.2% decrease in average selling price was mainly due to a shift in product mix, the reduced demand for our products related to PC applications, and to a lesser extent, selling price erosion in the computing and consumer markets. The decrease in revenue of packaging and testing services as compared to last year was primarily due to reduced demand. In response to the declining PC markets, we have been executing and are continuing to execute strategies to diversify our product portfolio and penetrate into other market segments, which we believe would mitigate and eventually overcome the reduced demand resulting from the declining PC markets. During fiscal year 2013, we accelerated the development of new technology platforms which has allowed us to introduce 101 medium and high voltage MOSFET products, targeting the consumer, communication and industrial markets, as well as 34 low voltage MOSFET products for the computing market.

Fiscal 2012 vs 2011

Total revenue was $342.3 million for fiscal year 2012, a decrease of $19.0 million, or 5.3% as compared to $361.3 million for fiscal year 2011. The decrease consisted of $17.0 million and $9.3 million decrease in sales of power discrete and power IC products, respectively, partially offset by $7.3 million increase in packaging and testing services revenue due to full year service revenue recognition for fiscal year 2012 as compared to only seven months service revenue recognition for fiscal year 2011 after the acquisition of APM in December 2010. The decrease in sales of power discrete and power IC products was primarily due to the semiconductor industry downturn in the first half of fiscal year 2012 which resulted in a 11.3% decline in average selling prices. In response to the softened demand, we introduced more than 240 new products during the year as well as further expanded our high- and medium-voltage product portfolio to successfully gain market share in certain areas, which resulted in a 4.1% increase in unit shipments during the year. During fiscal year 2012, we introduced 125 medium and high voltage MOSFET products, targeting the communication and industrial markets, as well as 76 low voltage MOSFET products for the computing market.

Cost of goods sold and gross profit

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Cost of goods sold	$ 272,851	$ 259,126	$ 256,087	$ 13,725	5.3 %	$ 3,039	1.2 %
Percentage of revenue	80.9%	75.7%	70.9%				
Gross profit	$ 64,585	$ 83,165	$ 105,221	$ (18,580)	(22.3)%	$ (22,056)	(21.0)%
Percentage of revenue	19.1%	24.3%	29.1%				

Fiscal 2013 vs 2012

Cost of goods sold was $272.9 million for fiscal year 2013, an increase of $13.7 million, or 5.3%, as compared to $259.1 million for fiscal year 2012, primarily as a result of a $7.7 million non-recurring inventory write-down and increased unit shipments. The non-recurring inventory write-down was for certain excess and obsolete inventory consisting of newly developed products for desktop PC applications primarily for a major OEM that were not compatible with its particular applications, and to a lesser extent, products for power supplies. Gross margin decreased by 5.2 percentage points to 19.1% for fiscal year 2013, as compared to 24.3% for fiscal year 2012. The decrease in gross margin was primarily due to the non-recurring inventory write-down of $7.7 million, as well as reduced average selling price, partially offset by tighter factory expense control as compared to last year. We expect our gross margin to continue to fluctuate in the future as a result of variations in our product mix, factory utilization, semiconductor wafer and raw material pricing, manufacturing labor cost and general economic and PC market conditions.

Fiscal 2012 vs 2011

Cost of goods sold was $259.1 million for fiscal year 2012, an increase of $3.0 million, or 1.2%, as compared to $256.1 million for fiscal year 2011. Gross margin decreased by 4.8 percentage points to 24.3% for fiscal year 2012 as compared to

29.1% for fiscal year 2011. The decrease in gross margin was primarily due to selling price erosion, lower factory utilization and higher period costs related to the ramp up of our Oregon fab facility acquired in January 2012, partially offset by the benefits gained from our new products introduction and costs savings from material purchases during the year. We expect our gross margin to continue to fluctuate in the future as a result of variations in our product mix, factory utilization, semiconductor wafer and raw material pricing, manufacturing labor cost and general economic conditions. If we are unable to utilize the capacity of our in-house manufacturing facilities at a desirable level, our gross margin may be adversely affected. During the initial ramp-up period of our Oregon fab acquired in January 2012, our gross margin for the third and fourth quarters of fiscal year 2012 was adversely affected by approximately 2.0% to 3.0%.

Research and development expenses

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Research and development	$ 27,833	$ 30,630	$ 29,470	$ (2,797)	(9.1)%	$ 1,160	3.9%

Fiscal 2013 vs 2012

Research and development expenses were $27.8 million for fiscal year 2013, a decrease of $2.8 million, or 9.1%, as compared to $30.6 million for fiscal year 2012. The decrease was primarily attributable to a $3.6 million decrease in product prototyping engineering expenses, mainly related to engineering wafers expenses incurred during fiscal year 2012 under the then foundry agreement with IDT prior to the acquisition of the Oregon fab. The decrease was partially offset by a $0.7 million increase in employee compensation and benefits primarily due to increase in headcount related to the Oregon fab acquired in January 2012. We continue to invest significant resources in developing new technologies and new products utilizing our own fabrication and packaging facilities. However, we expect that our research and development expenses will fluctuate from time to time.

Fiscal 2012 vs 2011

Research and development expenses were $30.6 million for fiscal year 2012, an increase of $1.2 million, or 3.9%, from $29.5 million for fiscal year 2011. The increase was primarily attributable to a $1.2 million increase in product prototyping and engineering expenses related to qualifying the Oregon fab and introduction of 247 new products during fiscal year 2012 as compared to 196 new products of prior year, a $0.6 million increase in depreciation and amortization expenses related to the newly acquired fixed assets during the year, partially offset by a $0.6 million decrease in personnel expenses primarily related to lower bonuses which varied with our business performance.

Selling, general and administrative expenses

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Selling, general and administrative	$ 35,473	$ 35,800	$ 37,937	$ (327)	(0.9)%	$ (2,137)	(5.6)%

Fiscal 2013 vs 2012

Selling, general and administrative expenses were $35.5 million for fiscal year 2013, a decrease of $0.3 million, or 0.9%, as compared to $35.8 million for fiscal year 2012. The decrease was primarily due to a $0.8 million decrease in share-based compensation due to increased cancellations of stock options and other equity awards, a $0.7 million decrease in accounting, Sarbanes-Oxley compliance and consulting fees due to the decrease in related accounting and consulting activities, a $0.3 million decrease in business taxes primarily due to a business tax refund of a subsidiary in China during fiscal year 2013, a $0.2 million decrease in sales commission primarily due to decrease in sales and a $0.6 million bad debt expenses incurred related to a service customer during fiscal year 2012, and these decreases were partially offset by a $1.4 million increase in employee compensation, benefits and business expenses mainly due to increase in headcount, a $0.3 million increase in depreciation and amortization expenses primarily due to fixed assets acquired during fiscal year 2013 and a $0.6 million increase in legal expenses due to increased legal consulting services.

Fiscal 2012 vs 2011

Selling, general and administrative expenses were $35.8 million for fiscal year 2012, a decrease of $2.1 million, or 5.6% from $37.9 million for fiscal year 2011. The decrease was primarily due to a $1.3 million decrease in audit, accounting, legal and consulting fees related to special projects, including the U.S. GAAP conversion and the APM acquisition during the prior year, a $0.4 million decrease in personnel expenses primarily related to bonuses which varied with business performance, a $0.2 million decrease in commission expenses due to lower sales volume, a $0.6 million decrease in business tax primarily due to a tax refund of a subsidiary in China, a $0.3 million increase in tax concession and refund of tax handling fees of certain subsidiaries in China and a $0.3 million decrease in share-based compensation primarily due to less stock options granted in fiscal year 2012. This decrease was partially offset by a $0.6 million increase in allowance for doubtful accounts primarily related to a service customer, a $0.4 million increase in depreciation and amortization expenses primarily related to fixed assets acquired during the period and intangible assets acquired during the APM acquisition in December 2010.

Impairment of long-lived assets

During the third quarter of fiscal year 2013, in light of the unfavorable market conditions particularly related to the accelerated decline of the PC market, we conducted an in-depth analysis of our strategic plan. In our review, we reconsidered the key assumptions in our overall strategic business and manufacturing capacity plans in light of the continued declines in the PC market. As a result, we revised our PC related revenue and volume outlook as well as our manufacturing capacity requirements. These material changes in our outlook and plans, which we were able to determine in the third quarter of fiscal 2013, triggered an impairment review of our long-lived assets.

We determined that the related estimated undiscounted cash flows were not sufficient to recover the carrying value of certain manufacturing machinery and equipment primarily for the packaging of our PC-related products due to the accelerated decline of the PC markets. The average remaining useful life of those impaired assets was approximately two years. We estimated the fair values of those long-lived assets based on net realizable values of similar machinery and equipment recently transacted by third-party used-machine brokers and recorded an asset impairment charge of approximately $2.6 million to reduce the related carrying amount to its estimated fair value as of March 31, 2013.

During the third quarter of fiscal year 2013, we evaluated our amortizable intangible assets for impairment and determined that the related estimated undiscounted cash flows exceeds the carrying value of the intangible assets and no impairment charge was recorded. During the same period, we also evaluated our goodwill for impairment and determined that the fair value of the reporting unit, estimated based on the market capitalization approach, was more than its carrying value and no impairment charge was recorded. We re-evaluated our long-lived assets, intangible assets and goodwill for impairment as part of our annual impairment test during the fourth quarter and determined that there was no indication of impairment.

Interest income and expenses

Fiscal 2013 vs 2012

Interest income was primarily related to interest earned from cash and cash equivalents. The decrease in interest income for fiscal year 2013 as compared to fiscal year 2012 was primarily due to lower average interest rate.

Interest expense was primarily related to bank borrowings. The increase in interest expenses for fiscal year 2013 was primarily due to an increase in bank borrowings, including the $20.0 million term loan obtained in May 2012 for working capital of our Oregon fab as compared to fiscal year 2012.

Fiscal 2012 vs 2011

The decrease in interest income for fiscal year 2012 as compared to fiscal year 2011 was primarily due to a decrease in average cash and cash equivalents balances. The increase in interest expenses during fiscal 2012 was primarily due to an increase in bank borrowings including the $20.0 million term loan obtained in May 2012 for working capital purposes as compared to fiscal 2011.

Income on equity investment in APM

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Income on equity investment in APM	$ —	$ —	$ 1,768	$ —	—%	$ (1,768)	(100.0)%

Fiscal 2012 vs 2011

Income from our equity investment in APM represented our share of APM's net income before APM was acquired. APM's operating results were consolidated in our financial statements since the acquisition as our wholly-owned subsidiary in December 2010 and therefore, it is no longer reflected in this line item for fiscal years 2012 and 2013.

Income tax expense

	Year Ended June 30,			Change			
	2013	2012	2011	2013		2012	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Income tax expense	$ 4,001	$ 3,581	$ 2,609	$ 420	11.7%	$ 972	37.3%

Fiscal 2013 vs 2012

Income tax expense for fiscal years 2013 and 2012 was $4.0 million and $3.6 million, respectively. Income tax expense increased by $0.4 million, or 11.7%, in fiscal year 2013 as compared to fiscal year 2012 primarily due to the changes in the mix of earnings in various geographic jurisdictions between the two fiscal years, which was partially offset by the tax benefits from the January 2013 reinstatement of the U.S. federal R&D credit retroactive to January 1, 2012.

Fiscal 2012 vs 2011

Income tax expense for fiscal years 2012 and 2011 was $3.6 million and $2.6 million, respectively. Income tax expense increased by $1.0 million, or 37.3%, in fiscal year 2012 as compared to fiscal year 2011 due primarily to the changes in the geographic mix of earnings in fiscal 2012 as compared to fiscal 2011, combined with the expiration of the U.S. federal research credit on December 31, 2011.

Liquidity and Capital Resources

Our principal need for liquidity and capital resources is to maintain sufficient working capital to support our operations and to invest adequate capital expenditures to fuel the growth of our business. Currently, we primarily financed our operations and capital expenditures through funds generated from operations.

On May 11, 2012, we entered into a loan agreement with a financial institution that provides a term loan of $20.0 million for general purposes and a $10.0 million non-revolving credit line for the purchase of equipment. Both the term loan and equipment credit line will be fully repayable in May 2015. The borrowings may be made in the form of either Eurodollar loans or Base Rate loans. Eurodollar loans accrue interest based on an adjusted London Interbank Offer Rate ("LIBOR") as defined in the agreement, plus a margin of 1.00% to 1.75%. Base Rate loans accrue interest at the highest of (a) the lender's Prime Rate, (b) the Federal Funds Rate plus 0.5% and (c) the Eurodollar Rate (for a one-month interest period) plus 1%; plus a margin of -0.5% to 0.25%. The applicable margins for both Eurodollar loans and Base Rate loans will vary from time to time in the foregoing ranges based on the cash and cash equivalent balances maintained by us and our subsidiaries with the lender. In May 2013, the equipment credit line expired. As of July 31, 2013, the outstanding balance of the term loan and the equipment credit line was $16.4 million and $0 million, respectively.

The obligations under the loan agreement are secured by substantially all assets of two of our subsidiaries, including but not limited to, certain real property and related assets located at the Oregon fab. In addition, we and certain of our subsidiaries have agreed to guarantee full repayment and performance of the obligations under the loan agreement. The loan agreement contains customary restrictive covenants and includes certain financial covenants that require us to maintain on a consolidated basis specified financial ratios including total liabilities to tangible net worth, fixed charge coverage and current assets to current liabilities. As of June 30, 2013, we were in compliance with these covenants.

Two of our subsidiaries in China had revolving lines of credit that allow each of the subsidiaries to draw down, from time to time, up to 80% of the accounts receivable of such subsidiary, with an aggregated maximum amount of RMB 95 million (equivalent of $15.5 million based on the currency exchange rate as of June 30, 2013) to finance the subsidiary's working capital with a maximum of 120-day repayment term. The interest rate on each draw down varies and indexes to the published LIBOR per annum. These lines will expire in September 2013. As of July 31, 2013, there was no outstanding balance under these two revolving lines of credit.

During July 2012, we entered into a loan agreement with the State of Oregon for an amount of $0.3 million. The loan is required to be used for training new and re-training existing employees of the Oregon fab. The loan bears a compound annual interest rate of 5.0% and is to be repaid in April 2014. The State may forgive the loan and unpaid interest if certain conditions primarily relating to hiring targets are met. As of July 31, 2013, the outstanding balance and accrued interest of the loan, included in short term debt, was $0.3 million.

On October 22, 2010, our board of directors authorized a $25.0 million share repurchase program. Under this repurchase program we may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board. As of June 30, 2013, we repurchased an aggregate of 241,770 shares from the open market for a total cost of $2.3 million, at an average price of $9.40 per share, since inception of the program. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction of shareholders' equity. As at June 30, 2013, of the 241,770 repurchased shares, 15,800 shares with a weighted average repurchase price of $13.8 per share, were reissued at an average price of $4.11 per share for option exercises and vested restricted stock units.

The Chinese government imposes certain currency exchange controls on cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the Renminbi into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, and interests. Accordingly, our Chinese subsidiaries may use Renminbi to purchase foreign exchange currency for settlement of such "current account" transactions without pre-approval.

Other transactions that involve conversion of Renminbi into foreign currency are classified as "capital account" transactions. Examples of "capital account" transactions include repatriations of investments by or dividends to foreign owners. Pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their profits each year, if any, to fund the equity reserve account unless the reserve has reached 50% of the registered capital of the enterprises. "Capital account" transactions require prior approval from China's State Administration of Foreign Exchange (SAFE) or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of this and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. As of June 30, 2013 and 2012, such restricted portion amounted to approximately $85.9 million and $83.3 million, or 30.5% and 29.8%, of our total consolidated net assets, respectively.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional capital due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financial covenants that would restrict our operations. We cannot be certain that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash and cash equivalents

As of June 30, 2013 and 2012, we had $92.4 million and $82.2 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Of the $92.4 million and $82.2 million cash and cash equivalents, $53.2 million and $44.4 million, respectively, are deposited with financial institutions outside the United States.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods indicated:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Net cash provided by operating activities	$ 28,007	$ 32,881	$ 30,088
Net cash used in investing activities	(17,278)	(57,931)	(49,820)
Net cash provided by (used in) financing activities	(485)	20,462	(12,667)
Effect of exchange rate changes on cash and cash equivalents	(4)	46	106
Net increase (decrease) in cash and cash equivalents	$ 10,240	$ (4,542)	$ (32,293)

Cash flows from operating activities

Net cash provided by operating activities of $28.0 million for fiscal year 2013 resulted primarily from net loss of $5.6 million, non-cash charges of $37.8 million and net change in working capital using net cash of $4.2 million. The non-cash charges of $37.8 million included (a) $29.4 million of depreciation and amortization expenses, (b) $4.8 million of share-based compensation expense, (c) $1.0 million of net deferred income taxes, and (d) $2.6 million of impairment charges of long-lived assets during the third quarter. The net change in working capital using net cash of $4.2 million was primarily due to a (i) $0.7 million decrease in income taxes payable, (ii) $2.6 million increase in inventories as we build up our inventories for the Oregon fab ramp up and (iii) $5.4 million decrease in accrued and other liabilities primarily related to payment of performance bonuses; partially offset by a (a) $0.6 million decrease in accounts receivable due to the timing of billings and collection of payments, (b) $1.8 million increase in accounts payable primarily due to increase in inventory purchase and timing of payment, (c) $2.1 million decrease in other current and long-term assets primarily due to decrease in advance payments to suppliers.

Net cash provided by operating activities of $32.9 million for fiscal year 2012 resulted primarily from net income of $12.9 million, non-cash charges of $29.8 million and net change in working capital using net cash of $9.8 million. The non-cash charges of $29.8 million included $25.3 million of depreciation and amortization, $5.4 million of share-based compensation expense and $0.6 million of allowance for doubtful accounts, partially offset by $1.5 million of deferred income tax benefit. The net change in working capital using net cash of $9.8 million was primarily due to a (i) $3.1 million decrease in accounts receivable due to the timing of billings and collection of payments; (ii) $1.6 million decrease in inventories as we reduced our inventories in response to changes in market condition; (iii) $1.3 million decrease in other current and long-term assets primarily due to a decrease in advance payments to suppliers; (iv) $4.5 million increase in accrued and other liabilities primarily related to expenses of the Oregon fab and (v) $0.4 million increase in income taxes payable, offset by a $20.8 million decrease in accounts payable primarily due to timing of payment.

Net cash provided by operating activities of $30.1 million for the fiscal year 2011 resulted primarily from net income of $37.8 million, non-cash charges of $20.0 million, partially offset by the net change in working capital using net cash of $27.7 million. The non-cash charges of $20.0 million included $16.7 million of depreciation and amortization, $6.2 million of share-based compensation expense, partially offset by $1.8 million of income on equity investment in APM, $0.8 million of gain on equity interest in APM and $0.2 million deferred tax benefit. The net change in working capital using net cash of $27.7 million was primarily due to a (i) $26.9 million increase in inventories in anticipation of increased demand, (ii) $5.2 million increase in accounts receivable due to higher sales and timing of shipments and collections and (iii) $1.0 million increase in other current and long-term assets, partially offset by a $5.2 million increase in accrued and other liabilities primarily related to special projects such as the U.S. GAAP conversion.

Cash flows from investing activities

Net cash used in investing activities of $17.3 million for the fiscal year 2013 was primarily attributable to $17.6 million purchase of property and equipment to increase our in-house production capacity, partially offset by $0.3 million proceeds from sale of certain equipment.

Net cash used in investing activities of $57.9 million for fiscal year 2012 was primarily attributable to (i) $36.3 million for purchase of property and equipment to increase our in-house production capacity at the Oregon fab facility, (ii) $21.3 million of cash for acquisition of the Oregon fab in January 2012, (iii) $0.2 million increase in restricted cash and (iv) $0.1 million related to the investment in a privately held company.

Net cash used in investing activities of $49.8 million for fiscal year 2011 was primarily attributable to (i) $42.1 million for purchases of property and equipment to increase our in-house production capacity, (ii) $5.0 million of deposit which was applied to the acquisition price of the Oregon fab in January 2012, (iii) $1.8 million additional investment in APM prior to the APM acquisition, (iv) $1.6 million for the APM acquisition, net of cash acquired in December 2010, partially offset by $0.7 million decrease in restricted cash.

Cash flows from financing activities

Net cash used in financing activities of $0.5 million for the fiscal year 2013 was primarily attributable to $2.6 million of net repayment to our borrowings and $1.0 million in payment of capital lease obligations; partially offset by a $3.1 million of proceeds from exercises of share options and issuance of shares under the ESPP.

Net cash provided by financing activities of $20.5 million for fiscal year 2012 was primarily attributable to $20.0 million of net proceeds from our revolving lines of credit and term loan and $2.3 million of proceeds from exercise of share options and ESPP, partially offset by $1.6 million for repurchase of our common shares under the share repurchase program and $0.3 million in payment of capital lease obligations.

Net cash used in financing activities of $12.7 million for fiscal 2011 was primarily attributable to (i) $15.0 million of net repayment of our revolving lines of credit, (ii) $0.6 million of payments for IPO related expenses, (iii) $0.7 million for repurchase of our common shares under the share repurchase program and (iv) $0.6 million in payment of capital lease obligations, partially offset by $4.2 million of proceeds from exercise of share options and ESPP.

Capital expenditures

Capital expenditures were $17.6 million, $36.3 million and $42.1 million for fiscal years 2013, 2012 and 2011, respectively. Our capital expenditures primarily consisted of the purchases of property and equipment. As we have been building the foundation for our wafer manufacturing and new technology development capability under the fab-lite business model since the acquisition of the Oregon fab in fiscal year 2012, we will be focusing on new product development and factory utilization going forward.

Capital expenditures for fiscal year 2013 consisted primarily of purchases of equipment for the Oregon fab. Capital expenditures for fiscal year 2012 primarily consisted of purchases of packaging and testing equipment for our in-house packaging facilities and purchases of equipment for the Oregon fab. Prior to the acquisition of the Oregon fab in January 2012, we utilized third-party foundries for wafer fabrication and our capital expenditures were primarily related to purchase of certain specialized equipment consigned to the third-party foundries to support our production requirements. On January 31, 2012, we completed the acquisition of the Oregon fab for a purchase price of $26.3 million cash plus certain assumed liabilities of $0.5 million. Following the acquisition of the Oregon fab, we used a combination of in-house capacity and third party foundries to satisfy our wafer manufacturing requirements. Capital expenditures for fiscal years 2011 primarily consisted of purchases of packaging and testing equipment for our two in-house packaging facilities and purchases of consigned equipment to a third-party foundry. We relied primarily on our in-house capacities for packaging and testing our products and expect to continue to do so in the future.

Contractual Obligations

Our contractual obligations as of June 30, 2013 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
			(in thousands)		
Bank borrowings	$ 17,142	3,571	$ 13,571	$ —	$ —
Oregon state loan	250	250	—	—	—
Capital leases	1,541	1,318	148	50	25
Operating leases	16,095	3,462	4,834	3,379	4,420
Capital commitments with respect to property and equipment	443	443	—	—	—
Purchase commitments with respect to inventories and research and development	25,826	25,826	—	—	—
Total contractual obligations	$ 61,297	$ 34,870	$ 18,553	$ 3,429	$ 4,445

As of June 30, 2013, we had recorded liabilities of $3.1 million for uncertain tax positions and $0.6 million for potential interest and penalties, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that would be made in connection with these uncertain tax positions.

Off-Balance Sheet Arrangements

As of June 30, 2013, we had no material off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserves, warranty accrual, income taxes, share-based compensation, variable interest entities and useful lives for property and equipment and for goodwill and intangible assets.

Revenue recognition

We recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and when collectability is reasonably assured. We recognize revenue when product is shipped to the customer, net of estimated stock rotation returns and price adjustments to certain distributors.

We sell our products primarily to distributors, who in turn sell our products globally to various end customers. Our revenue is net of the effect of the estimated stock rotation returns and price adjustments that we expect to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of the products purchased by distributors during a specified period. We estimate provision for stock rotation returns based on historical returns and individual distributor agreements. We also provide special pricing to certain distributors primarily based on volume, to encourage resale of our products. We estimate the expected price adjustments at the time the revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from our estimates, adjustments may be recorded in the period when such actual information is known. Allowance for price adjustments is recorded against accounts receivable and provision for stock rotation is recorded in accrued liabilities on the consolidated balance sheets. The deferred revenue, net of the associated deferred cost of the inventory, is recorded as deferred margin on the consolidated balance sheets.

Revenue from certain distributors is deferred until the distributor resells the products to end customers due to price protection adjustments and right of returns that cannot be reliably measured.

Packaging and testing services revenue is recognized upon shipment of serviced products to the customer.

Inventory reserves

We carry inventories at the lower of cost (determined on a first-in, first-out basis) or market value. Cost primarily consists of semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, yield improvements, capacity utilization. Inventory reserves are made based on our periodic review of inventory quantities on hand as compared with our sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by us, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and the products that have previously been written down are sold, our gross margin would be favorably impacted.

Product Warranty

We provide a standard one-year warranty for the products we sell. We accrue for estimated warranty costs at the time revenue is recognized. Our warranty obligation is affected by product failure rates, labor and material costs for replacing defective parts, related freight costs for failed parts and other quality assurance costs. We monitor our product returns for warranty claims and maintain warranty reserve based on our historical experiences and anticipated warranty claims known at the time of estimation. If actual warranty costs differ significantly from our estimates, revisions to the estimated warranty accrual would be required and any such adjustments could be material.

Accounting for income taxes

We are subject to income taxes in a number of jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We establish accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. We intend to maintain a partial valuation allowance equal to the state research and development credit carryfowards until sufficient positive evidence exists to support reversal of the valuation allowance.

We have not provided for withholding taxes on the undistributed earnings of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. As of June 30, 2013, the cumulative amount of undistributed earnings of our foreign subsidiaries considered permanently reinvested is $34,242,000. The determination of the unrecognized deferred tax liability on these earnings is not practicable. Should we decide to remit this income to the Bermuda parent company in a future period, our provision for income taxes may increase materially in that period.

In July 2006, the Financial Accounting Standards Board, or FASB, issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Our provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based compensation expense

We recognize share-based compensation expense based on the estimated fair value of the awards determined by the Black-Scholes option valuation model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management's judgment.

We determined the weighted average valuation assumptions as follows:

- Expected term. It is determined by using the historical data of industry peers as adjusted for expected changes in future exercise patterns.
- Forfeiture rate. It is estimated based on the historical average period of time that the awards were outstanding and forfeited. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from our estimates.
- Volatility. It is estimated based on that of the publicly traded shares of industry peers over a period equivalent to the expected term of the stock awards granted.
- Risk-free interest rate. It is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the awards granted.
- Dividend yield. It is zero as the Company has never declared or paid any dividends and currently has no intention to pay dividends in the foreseeable future.

Variable Interest Entities and Investment in APM

We evaluate all transactions and relationships with potential variable interest entities (VIEs) to determine whether we are the primary beneficiary of the entities, and therefore are required to consolidate with VIEs. Our overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

- determine whether the entity meets the criteria to qualify as a VIE; and
- determine whether we are the primary beneficiary of the VIE.

In performing the first step, we consider the significant factors and judgments in making the determination as to whether an entity is a VIE including:

- the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
- the nature of our involvement with the entity;
- whether control of the entity may be achieved through arrangements that do not involve voting equity;
- whether there is sufficient equity investment at risk to finance the activities of the entity; and
- whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

For each VIE identified, we then perform the second step and evaluate whether we are the primary beneficiary of the VIE by considering the following significant factors and judgments:

- whether our variable interest absorbs the majority of the VIE's expected losses;

- whether our variable interest receives the majority of the VIE's expected returns; and
- whether we have the ability to make decisions that significantly affect the VIE's results and activities.

Based on our evaluation of the above factors and judgments, no VIEs were identified as of June 30, 2013 and 2012. Prior to the APM acquisition on December 3, 2010, we had a 43.0% equity interest in APM which had been identified as a VIE; however, we were not the primary beneficiary and therefore not required to consolidate the financial statements of APM. The equity interest in APM was accounted for using the equity method through the date of acquisition.

Estimated Useful Lives for Property, Plant and Equipment and Intangible Assets

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets. Patents and exclusive technology rights purchased from third parties are amortized on a straight-line basis over their estimated useful lives of three to seven years. Trade name and customer relationships acquired in a business combination are recognized at fair values at the acquisition date and amortized on a straight-line basis over their estimated economic lives of three years and four years, respectively. Prior to December 3, 2010, the APM acquisition date, certain of our manufacturing machinery and equipment were depreciated over a useful life of 5 years. Upon the completion of the APM acquisition, we revised the estimated useful lives of certain of our manufacturing machinery and equipment for depreciation purposes from 5 years to 8 years on a prospective basis.

Goodwill

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or whenever changes in circumstances indicate that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value based approach. In testing for a potential impairment of goodwill, we first compare the carrying value of assets and liabilities to the estimated fair value. If estimated fair value is less than carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value. The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

Recently Issued Accounting Pronouncements

See Note 1 of the Notes to the consolidated financial statements under Item 15 in this Annual Report on Form 10-K for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. The functional currency for our in-house packaging and testing facilities in China is U.S. dollars and a significant portion of our capital expenditures are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. In order to minimize exposure to foreign currencies, we maintained cash and cash equivalent balances in foreign currencies, including Chinese Yuan ("RMB") as operating funds for our foreign operating expenses. Our management believes that our exposure to foreign currency translation risk is not significant based on a 10% sensitivity analysis in foreign currencies due to the fact that the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We had outstanding borrowings of $17.4 million at June 30, 2013. We do not believe that a 10% change in interest rates would materially affect our results of operations.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are used in our manufacturing process and incorporated into our end products. Supplies for such commodities may from time-to-time become restricted, or general market factors and conditions may affect the pricing of such commodities. Over the past few years, the price of gold increased significantly and certain of our supply chain partners assess surcharges to compensate for the rising commodity prices. We have been converting some of our products to use copper wires instead of gold wires. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price changes for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used and could have a material adverse effect on our net earnings. We also may need to record losses for adverse purchase commitments for these materials in periods of declining prices. We do not enter into formal hedging arrangements to mitigate against commodity risk. We estimate that a 10% increase or decrease in the costs of raw materials such as gold, subject to commodity price risk would decrease or increase our current year's net earnings by $1.9 million, assuming that such changes in our costs have no impact on the selling prices of our products and that we have no pending commitments to purchase metals at fixed prices.

Item 8. Financial Statements and Supplementary Data

See Part IV, Item 15 "Exhibits and Financial Statement Schedules" for our consolidated financial statements and the notes and schedules thereto filed as part of this annual report.

Selected Quarterly Consolidated Financial Data

The following tables present our unaudited consolidated financial information for each of the eight quarters in the period ended June 30, 2013. Net income per share for the four quarters of each fiscal year may not sum to the total for the fiscal year because of difference in the number of shares outstanding during each period. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in Item 1A. "Risk Factors."

	Quarter Ended			
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
	(in thousands, except per share data)			
Revenue	$ 77,212	$ 75,015	$ 89,448	$ 95,761
Gross profit	13,213	5,245	20,594	25,533
Operating income (loss)	(2,882)	(13,105)	4,890	9,819
Net income (loss)	$ (4,062)	$ (13,173)	$ 3,718	$ 7,942
Net income (loss) per share				
Basic	$ (0.16)	$ (0.52)	$ 0.15	$ 0.32
Diluted	$ (0.16)	$ (0.52)	$ 0.14	$ 0.31

	Quarter Ended			
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
	(in thousands, except per share data)			
Revenue	$ 94,272	$ 83,858	$ 80,713	$ 83,448
Gross profit	25,021	19,294	18,273	20,577
Operating income	7,747	3,756	2,332	2,900
Net income	$ 6,700	$ 2,604	$ 1,474	$ 2,139
Net income per share				
Basic	$ 0.27	$ 0.11	$ 0.06	$ 0.09
Diluted	$ 0.26	$ 0.10	$ 0.06	$ 0.08

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2013 have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In performing this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework in 1992. Based upon this assessment, our management has concluded that, as of June 30, 2013, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2013 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, included on the following page.

Limitation on the Effectiveness of Controls

While our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance that their respective objectives will be met, we do not expect that our disclosure controls and procedures or our internal control over financial reporting are or will be capable of preventing or detecting all errors and all fraud. Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2013 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alpha and Omega Semiconductor Limited

We have audited Alpha and Omega Semiconductor Limited (a Bermuda corporation) and subsidiaries' (collectively, the "Company") internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alpha and Omega Semiconductor Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by COSO in 1992.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the years ended June 30, 2013 and 2012. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). Our report dated August 30, 2013 expressed an unqualified opinion on those consolidated financial statements and schedules.

/s/ GRANT THORNTON LLP

San Jose, California
August 30, 2013

Item 9B. Other Information

None

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K since we intend to file our definitive proxy statement for our next annual meeting of shareholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "2013 Proxy Statement"), no later than 120 days after the end of fiscal year 2013, and certain information to be included in the 2013 Proxy Statement is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning our directors, executive officers, Section 16 compliance and corporate governance matters is contained in part under the caption "Business - Executive Officers" in Part I of this report, and the remainder is incorporated by reference to the information set forth in the sections titled "Election of Directors" and "Section 16 (a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement.

Item 11. Executive Compensation

The information required by this item regarding executive compensation is incorporated by reference from the information set forth under the captions "Compensation of Non-Employee Directors" and "Executive Compensation," in our 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the section titled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our 2013 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item regarding related party transactions and director independence is incorporated by reference from the information set forth under the captions "Board of Directors and Committees of the Board", "Related Party Transactions" and "Section 16(a) Beneficial Ownership Reporting Compliance," in our 2013 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item regarding principal accountant fees and services is incorporated by reference from the information set forth under the caption "Principle Accounting Fees and Services" in our 2013 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this annual report:

(1) Consolidated Financial Statements. The index to the consolidated financial statements is below.

Item	Page
Reports of Independent Registered Public Accounting Firms	61
Consolidated Balance Sheets	63
Consolidated Statements of Operations	64
Consolidated Statements of Comprehensive Income (Loss)	65
Consolidated Statements of Shareholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to the Consolidated Financial Statements	69

(2) Financial Statement Schedules.

Schedule I - Condensed Financial Information of Registrant	99
Schedule II - Valuation and Qualifying accounts	103

(b) Exhibits

The exhibits listed on the accompanying Index to Exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alpha and Omega Semiconductor Limited

We have audited the accompanying consolidated balance sheets of Alpha and Omega Semiconductor Limited (a Bermuda corporation) and subsidiaries (collectively, the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the years ended June 30, 2013 and 2012. Our audits of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alpha and Omega Semiconductor Limited and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for the years ended June 30, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992 and our report dated August 30, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

San Jose, California
August 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alpha and Omega Semiconductor Limited

In our opinion, the consolidated statement of income, comprehensive income, of shareholders' equity and of cash flows for the year ended June 30, 2011 present fairly, in all material respects, the results of operations and cash flows of Alpha and Omega Semiconductor Limited and its subsidiaries for the year ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for the year ended June 30, 2011 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
September 9, 2011

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands except par value per share)

	June 30,	
	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 92,406	$ 82,166
Restricted cash	204	236
Accounts receivable, net	38,298	38,850
Inventories	68,339	65,778
Deferred income tax assets	3,030	2,789
Other current assets	3,578	3,962
Total current assets	205,855	193,781
Property, plant and equipment, net	138,111	158,543
Intangible assets, net	496	1,028
Goodwill	269	269
Deferred income tax assets	10,823	10,061
Other long-term assets	767	2,475
Total assets	$ 356,321	$ 366,157
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ 3,821	$ 3,571
Accounts payable	31,738	35,646
Accrued liabilities	14,571	21,026
Income taxes payable	1,472	2,349
Deferred margin	622	366
Capital leases	1,267	961
Total current liabilities	53,491	63,919
Long term debt	13,571	16,429
Income taxes payable - long term	3,692	3,509
Deferred income tax liabilities	2,613	587
Capital leases - long term	195	1,085
Deferred rent	1,308	1,235
Total liabilities	74,870	86,764
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred shares, par value $0.002 per share:		
Authorized: 10,000 shares; Issued and outstanding: none at June 30, 2013 and 2012	—	—
Common shares, par value $0.002 per share:		
Authorized: 50,000 shares; Issued and outstanding: 25,882 shares and 25,656 shares at June 30, 2013 and 25,167 shares and 24,938 shares at June 30, 2012	51	50
Treasury shares at cost; 226 shares at June 30, 2013 and 229 shares at June 30, 2012	(2,054)	(2,104)
Additional paid-in capital	168,352	160,602
Accumulated other comprehensive income	957	972
Retained earnings	114,145	119,873
Total shareholders' equity	281,451	279,393
Total liabilities and shareholders' equity	$ 356,321	$ 366,157

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30,		
	2013	2012	2011
Revenue	$ 337,436	$ 342,291	$ 361,308
Cost of goods sold	272,851	259,126	256,087
Gross profit	64,585	83,165	105,221
Operating expenses:			
Research and development	27,833	30,630	29,470
Selling, general and administrative	35,473	35,800	37,937
Impairment of long-lived assets	2,557	—	—
Total operating expenses	65,863	66,430	67,407
Operating income (loss)	(1,278)	16,735	37,814
Interest income	76	105	280
Interest expense	(372)	(342)	(263)
Income on equity investment in APM	—	—	1,768
Gain on equity interest in APM	—	—	837
Income (loss) before income taxes	(1,574)	16,498	40,436
Income tax expense	4,001	3,581	2,609
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827
Net income (loss) per share			
Basic	$ (0.22)	$ 0.52	$ 1.61
Diluted	$ (0.22)	$ 0.50	$ 1.51
Weighted average number of common shares used to compute net income (loss) per share			
Basic	25,348	24,656	23,495
Diluted	25,348	25,606	24,989

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year ended June 30,		
	2013	2012	2011
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827
Other comprehensive income, net of tax			
Foreign currency translation adjustment	(15)	38	313
Total comprehensive income (loss)	$ (5,590)	$ 12,955	$ 38,140

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Convertible Preferred Shares		Common Shares		Treasury Stock		Additional Paid-In Capital	Deferred Share-Based Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, June 30, 2010	—	$ —	22,101	$ 44	—	$ —	$ 119,674	$ (22)	$ 621	$ 69,129	$ 189,446
Initial public offering issuance costs	—	—	—	—	—	—	(117)	—	—	—	(117)
Exercise of common stock options	—	—	586	1	—	—	2,621	—	—	—	2,622
Issuance of shares for Employee Stock Purchase Plan	—	—	159	—	—	—	1,612	—	—	—	1,612
Issuance of shares for APM acquisition	—	—	1,766	4	—	—	23,062	—	—	—	23,066
Repurchase of common shares under shares repurchase program	—	—	—	—	(50)	(693)	—	—	—	—	(693)
Share-based compensation expense	—	—	—	—	—	—	6,152	22	—	—	6,174
Net income	—	—	—	—	—	—	—	—	—	37,827	37,827
Cumulative translation adjustment	—	—	—	—	—	—	—	—	313	—	313
Balance, June 30, 2011	—	—	24,612	49	(50)	(693)	153,004	—	934	106,956	260,250
Exercise of common stock options and release of RSUs	—	—	382	1	12	163	852	—	—	—	1,016
Issuance of common shares under Employee Stock Purchase Plan	—	—	173	—	—	—	1,324	—	—	—	1,324
Repurchase of common shares under shares repurchase program	—	—	—	—	(191)	(1,574)	—	—	—	—	(1,574)
Share-based compensation expense	—	—	—	—	—	—	5,422	—	—	—	5,422
Net income	—	—	—	—	—	—	—	—	—	12,917	12,917
Cumulative translation adjustment	—	—	—	—	—	—	—	—	38	—	38
Balance, June 30, 2012	—	—	25,167	50	(229)	(2,104)	160,602	—	972	119,873	279,393
Exercise of common stock options and release of RSUs	—	—	468	1		—	1,462	—	—		1,463
Reissuance of Treasury Stock	—	—	—	—	4	55	(157)	—	—	(153)	(255)
Issuance of common shares under Employee Stock Purchase Plan	—	—	247	—	—	—	1,626	—	—	—	1,626
Repurchase of common shares under shares repurchase program	—	—		—	(1)	(5)		—	—		(5)
Share-based compensation expense	—	—	—	—	—	—	4,819	—	—	—	4,819
Net loss	—	—	—	—	—	—	—	—	—	(5,575)	(5,575)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(15)	—	(15)
Balance, June 30, 2013	—	$ —	25,882	$ 51	(226)	$ (2,054)	$ 168,352	$ —	$ 957	$ 114,145	$ 281,451

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Cash flows from operating activities			
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	28,828	24,692	16,261
Amortization	532	571	417
Allowance for doubtful accounts	—	559	—
Share-based compensation expense	4,819	5,422	6,174
Income on equity investment in APM	—	—	(1,768)
Gain on equity interest in APM	—	—	(837)
Deferred income taxes, net	1,023	(1,468)	(246)
Loss on disposal of property and equipment	45	8	3
Impairment of long-lived assets	2,557	—	—
Changes in working capital:			
Accounts receivable	552	3,094	(5,195)
Inventories	(2,561)	1,632	(26,941)
Other current and long-term assets	2,092	1,327	(973)
Accounts payable	1,765	(20,768)	(1,262)
Account payable to APM	—	—	1,277
Income taxes payable	(694)	399	196
Accrued and other liabilities	(5,376)	4,496	5,155
Net cash provided by operating activities	28,007	32,881	30,088
Cash flows from investing activities			
Acquisitions, net of cash acquired	—	(21,330)	(1,569)
Prepayment for acquisition of wafer fabrication assets	—	—	(5,000)
Purchase of property and equipment	(17,573)	(36,318)	(42,073)
Proceeds from sale of property and equipment	263	—	—
Restricted cash released (placed)	32	(183)	653
Additional investment in APM before the APM acquisition	—	—	(1,831)
Investment in a privately held company	—	(100)	—
Net cash used in investing activities	(17,278)	(57,931)	(49,820)
Cash flows from financing activities			
Proceeds from exercise of stock options and ESPP	3,089	2,340	4,234
Payment for repurchase of common shares	(5)	(1,574)	(693)
Proceeds from borrowings	250	48,800	23,461
Repayments of borrowings	(2,858)	(28,798)	(38,488)
Principal payments on capital leases	(961)	(306)	(571)
Payment for IPO related expenses	—	—	(610)
Net cash provided by (used in) financing activities	(485)	20,462	(12,667)
Effect of exchange rate changes on cash and cash equivalents	(4)	46	106
Net increase (decrease) in cash and cash equivalents	10,240	(4,542)	(32,293)
Cash and cash equivalents at beginning of year	82,166	86,708	119,001
Cash and cash equivalents at end of year	$ 92,406	$ 82,166	$ 86,708

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 418	$ 342	$ 263
Cash paid for income taxes	$ 3,779	$ 4,879	$ 2,543
Supplemental disclosures of non-cash investing and financing information:			
Property and equipment purchased but not yet paid	$ 1,820	$ 8,509	$ 15,755
Property and equipment acquired under capital leases	$ 377	$ 1,916	$ —
Issuance of common shares for the APM acquisition	$ —	$ —	$ 23,066
Reissuance of Treasury Stock	$ 255	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company

Alpha and Omega Semiconductor Limited and its subsidiaries (the "Company", "AOS", "we" or "us") design, develop and supply a broad range of power semiconductors. The Company's portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. The Company conducts its operations primarily in the United States of America ("USA"), Hong Kong, Macau, China, Taiwan, Korea and Japan.

On December 3, 2010, the Company acquired control of Agape Package Manufacturing Ltd. ("APM") in a cash and stock transaction for a purchase price of $40,045,000. The Company held a 43.0% equity interest in APM prior to the acquisition, which was accounted for under the equity method of accounting. After the acquisition, APM became a wholly-owned subsidiary of the Company. For more information, see Note 5 and Note 6 to the consolidated financial statements.

On January 31, 2012, the Company completed the acquisition of certain assets, including land, building, machinery and equipment and inventories, associated with a wafer fabrication facility located in Hillsboro, Oregon (the "Oregon fab") from Integrated Device Technology, Inc, ("IDT"), for a purchase price of $26,330,000 in cash plus certain assumed liabilities of $512,000. For more information, see Note 5 to the consolidated financial statements.

Basis of Preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of inter-company balances and transactions. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on revenues, income from operations or net income as previously reported.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to stock rotation returns, price adjustments, allowance for doubtful accounts, inventory reserves, warranty accrual, income taxes, share-based compensation, variable interest entities and useful lives for property, plant and equipment and intangible assets.

Foreign Currency Transactions and Translation

Most of the Company's principal subsidiaries use U.S. dollars as their functional currency because their transactions are primarily conducted and settled in U.S. dollars. All of their revenue and a significant portion of their operating expenses are denominated in U.S. dollars. The functional currencies for the Company's in-house packaging and testing facilities in China are U.S. dollars, and a significant majority of their capital expenditures are denominated in U.S. dollars. Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at balance sheet date and non-monetary assets and liabilities using historical exchange rates, are recognized in the statements of income.

For the Company's subsidiaries which use the local currency as their functional currency, their results and financial position are translated into U.S. dollars using exchange rates at balance sheet dates for assets and liabilities and using average exchange rates for income and expenses items. The resulting translation differences are presented as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.

Cash and cash equivalents are maintained with reputable major financial institutions. If, due to current economic conditions, one or more of the financial institutions with which the Company maintains deposits fails, the Company's cash and cash equivalents may be at risk. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Accounts Receivable

The allowance for doubtful accounts is based on assessment of the collectibility of accounts receivable from customers. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair Value of Financial Instruments

The fair value of cash equivalents are based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.

Inventories

The Company carries inventories at the lower of cost (determined on a first-in, first-out basis) or market value. Cost includes semiconductor wafer and raw materials, labor, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Inventory reserves are made based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by management, additional future inventory write-downs may be required that could adversely affect the Company's operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

Variable Interest Entities and Investment in APM

The Company is required to evaluate all transactions and relationships with potential variable interest entities (VIEs) to determine whether it is the primary beneficiary of the entities, and therefore is required to consolidate the VIEs. The Company's overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

- determine whether the entity meets the criteria to qualify as a VIE; and

- determine whether the Company is the primary beneficiary of the VIE.

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

- the design of the entity, including the nature of risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
- the nature of the Company's involvement with the entity;
- whether control of the entity may be achieved through arrangements that do not involve voting equity;
- whether there is sufficient equity investment at risk to finance the activities of the entity; and
- whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

For each VIE identified, the Company then performs the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

- whether the Company's variable interest absorbs the majority of the VIE's expected losses;
- whether the Company's variable interest receives the majority of the VIE's expected returns; and
- whether the Company has the ability to make decisions that significantly affect the VIE's results and activities.

Based on the Company's evaluation of the above factors and judgments, no VIEs were identified as of June 30, 2013 and 2012. Prior to the APM acquisition in December 2010, the Company held 43.0% equity interest in APM which was identified as a VIE. However, the Company was not considered as the primary beneficiary and hence not required to consolidate the financial statements of APM. The equity interest in APM was accounted for using the equity method of accounting through the date of acquisition.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building	20 years
Manufacturing machinery and equipment	3 to 10 years
Equipment and tooling	5 years
Computer equipment and software	3 to 5 years
Office furniture and equipment	5 years
Leasehold improvements	2 to 15 years based on shorter of expected economic useful life or the lease term

Equipment and construction in progress represent equipment received but necessary installation has not been fully performed or leasehold improvements have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.

Internal use software development costs are capitalized to the extent that the costs are directly associated with the development of identifiable and unique software products controlled by the Company that will probably generate economic benefits beyond one year. Costs incurred during the application development stage are required to be capitalized. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Costs included employee costs incurred and fees paid to outside consultants for the software development and implementation. Internal developed computer software is amortized over its estimated useful life of five years starting from the date when it is ready for its intended use.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of income. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

During the fiscal year ended June 30, 2011, after performing a review and assessment of the useful life of certain manufacturing machinery and equipment, the Company revised the estimated useful lives of those manufacturing machinery and equipment for depreciation purposes from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense related to cost of goods sold by approximately $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, and increase basic net income per share by approximately $0.17 and diluted net income per share by $0.16 for the fiscal year ended June 30, 2011.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting which requires the acquirer of a business to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, measured at their fair values as of the acquisition date. Under ASC 805, the Company recognizes contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value reflected in earnings, recognizes pre-acquisition loss and gain contingencies at their acquisition-date fair values (with certain exceptions), capitalizes in-process research and development assets, expenses acquisition-related transaction costs as incurred, and limits the capitalization of acquisition-related restructuring as of the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recognized in earnings rather than as an adjustment to the cost of acquisition.

Impairment of Long-Lived Assets

Long-lived assets or asset groups are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Factors that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Where such factors indicate potential impairment, the recoverability of an asset or asset group is assessed by determining if the carrying value of the asset or asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life. The impairment loss is measured based on the difference between the carrying amount and estimated fair value.

Goodwill

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or whenever changes in circumstances indicate that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value based approach. In testing for a potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities to the estimated fair value. If estimated fair value is less than carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value.

The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets include patents and exclusive technology rights, trade names and customer relationships. Intangible assets with finite lives are amortized on a straight-line basis over the estimated periods of benefit, as follows:

Patents and exclusive technology rights	3 to 7 years
Trade name	3 years
Customer relationships	4 years

The Company evaluates its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and when collectability is reasonably assured. The Company recognizes revenue when product is shipped to the customer, net of estimated stock rotation returns and price adjustments that it expects to provide to certain distributors.

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company allows stock rotation returns from certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company records an allowance for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company's products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for its products. If actual stock rotation returns or price adjustments differ from their estimates, adjustments may be recorded in the period when the actual information is known. Allowance for price adjustments is recorded against accounts receivable and the provision for stock rotation rights is included in accrued liabilities on the consolidated balance sheets.

Revenue from certain distributors is deferred until the distributor resells the products to end customers due to price protection adjustments and right of returns that cannot be reliably measured. The deferred revenue, net of the associated deferred cost of the inventory, is recorded as deferred margin on the consolidated balance sheets.

Packaging and testing services revenue is recognized upon shipment of serviced products to the customer.

Product Warranty

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective parts, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold.

Research and Development

Research and development costs are expensed as incurred.

Provision for Income Taxes

Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction by jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.

In July 2006, the Financial Accounting Standards Board, or FASB, issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Our provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based Compensation Expense

The Company recognizes expense related to share-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense is recognized on the accelerated vesting attribution basis over the requisite service period of the award, which generally equals the vesting period.

The Company maintains an equity-settled, share-based compensation plan which grants share options and restricted share units (the "RSUs") to employees, directors and consultants. In May 2010, the Company adopted the Employee Share Purchase Plan (the "ESPP"). The fair value of RSUs is based on the fair value of the Company's common share on the date of grant. The fair values of stock options and common stock issued under the ESPP are determined at the date of grant using the Black-Scholes option valuation model.

The Company determined the weighted average valuation assumptions as follows:

- *Expected term.* It is determined by using the historical data of industry peers as adjusted for expected changes in future exercise patterns.
- *Forfeiture rate.* It is estimated based on the historical average period of time that the awards were outstanding and forfeited. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from our estimates.
- *Volatility.* It is estimated based on that of the publicly traded shares of industry peers over a period equivalent to the expected term of the stock awards granted.
- *Risk-free interest rate.* It is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the awards granted.
- *Dividend yield.* It is zero as the Company has never declared or paid any dividends and currently has no intention to pay dividends in the foreseeable future.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's accumulated other comprehensive income (loss) consists of cumulative foreign currency translation adjustments.

Leases

Leases entered into by the Company as a lessee are classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership are classified as capital leases. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset's fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties. The Company believes changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations or cash flows: new product development, including market receptiveness, operation of in-house manufacturing facilities, litigation or claims against the Company based on intellectual property, patent, product regulatory or other factors, competition from other products, general economic conditions, the ability to attract and retain qualified employees and ultimately to sustain profitable operations.

The semiconductor industry is characterized by rapid technological change, competition, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions specific to the semiconductor industry and the Company's particular market, the timely implementation of new products, new manufacturing process technology and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns. As a result, the Company may experience significant period-to-period fluctuations in operating results due to the factors mentioned above or other factors.

The Company has recently transitioned from a fabless to a "fab-lite" business model by completing the acquisition of the Oregon fab on January 31, 2012. Under this model, the Company allocates its wafer manufacturing requirements to both in-house capacity and selected third-party foundries. The Company also deploys and implements its proprietary power discrete processes and equipment at third-party foundries to maximize the performance and quality of its products.

The Company's revenue may be impacted by its ability to obtain adequate wafer supplies from third-party foundries and utilize wafer production and packaging and testing capacity from its in-house facilities. Currently the Company's main third-party foundry is Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, located in Shanghai, China. HHNEC has been manufacturing wafers for the Company since 2002. HHNEC manufactured 37.7% and 49.9% of the wafers used in the Company's products for the fiscal year ended June 30, 2013 and 2012, respectively. Although the Company believes that its volume of production allows the Company to secure favorable pricing and priority in allocation of capacity in its third-party foundries, if the foundries' capacities are constrained due to market demands, HHNEC, together with other foundries from which the Company purchases wafers, may not be willing or able to satisfy all of the Company's manufacturing requirements on a timely basis and/or at favorable prices The Company is also subject to the risks of service disruptions and raw material shortages by its foundries. Such disruptions, shortages and price increases could harm the Company's operating results. In addition, if the Company fails to utilize its manufacturing facilities' capacity at a desirable level, its financial condition and results of operations will be adversely effected.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2013-11, *Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss ,or a Tax Credit Carryforward Exists*. The new guidance requires the netting of unrecognized tax benefits ("UTBs") against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The ASU should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance to have any significant impact on the Company's consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, *Foreign Currency Matters (Topic 830) Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity*. The new guidance requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or business within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. The cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments in this ASU are effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. The Company does not expect the adoption of this guidance to have any significant impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* which requires an entity to report, either on the face of the statement where net income is presented or in the notes, the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The guidance in ASU 2013-02 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. Early adoption is permitted. The Company does not expect the adoption of this guidance to have any significant impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU, 2012-02, *Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,* that allows entities to have the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

2. Net Income (loss) Per Share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding, plus potential shares of common stock during the period. Potential shares of common stock include dilutive shares attributable to the assumed exercise of share options, ESPP shares and vesting of RSUs using the treasury stock method and contingent issuances of common shares related to convertible preferred shares, if dilutive. Under the treasury stock method, potential common shares outstanding is not included in the computation of diluted net income per share if their effect is anti-dilutive.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common shareholders:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands, except per share data)		
Numerator:			
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827
Denominator:			
Basic:			
Weighted average number of common shares used to compute basic net income (loss) per share	25,348	24,656	23,495
Diluted:			
Weighted average number of common shares used to compute basic net income (loss) per share	25,348	24,656	23,495
Effect of potentially dilutive securities:			
Stock options, RSUs and ESPP shares	—	950	1,494
Weighted average number of common shares used to compute diluted net income (loss) per share	25,348	25,606	24,989
Net income (loss) per share:			
Basic	$ (0.22)	$ 0.52	$ 1.61
Diluted	$ (0.22)	$ 0.50	$ 1.51

The following potential dilutive securities were excluded from the computation of diluted net income (loss) per share as their effect would have been anti-dilutive:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Employee stock options and RSUs	3,456	2,694	1,623
ESPP to purchase common shares	524	344	464
Total potential dilutive securities	3,980	3,038	2,087

3. Concentration of Credit Risk and Significant Customers

The Company manages its credit risk associated with exposure to distributors and direct customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, the Company also obtains letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 to 60 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its key distributors and direct customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from its distributors and direct customers, and regularly reviews their financial positions, where available.

Summarized below are individual customers whose revenue or accounts receivable balances were 10% or higher than the respective total consolidated amounts:

	Year Ended June 30,		
Percentage of revenue	**2013**	**2012**	**2011**
Customer A	24.4%	24.0%	30.6%
Customer B	41.6%	40.9%	36.7%
Customer C	13.0%	13.9%	11.5%

	June 30,	
Percentage of accounts receivable	**2013**	**2012**
Customer A	33.8%	34.1%
Customer B	22.6%	23.6%
Customer C	19.9%	20.4%

4. Balance Sheet Components

Accounts receivable

	June 30, 2013	June 30, 2012
	(in thousands)	
Accounts receivable	$ 52,202	$ 55,858
Less: Allowance for price adjustments	(13,152)	(16,256)
Less: Allowance for doubtful accounts	(752)	(752)
Accounts receivable, net	$ 38,298	$ 38,850

Inventories

	June 30, 2013	June 30, 2012
	(in thousands)	
Raw materials	$ 17,248	$ 27,856
Work in-process	38,618	28,188
Finished goods	12,473	9,734
	$ 68,339	$ 65,778

Property, plant and equipment

	June 30, 2013	June 30, 2012
	(in thousands)	
Land	$ 4,950	$ 4,950
Building	4,106	4,077
Manufacturing machinery and equipment	156,958	152,307
Equipment and tooling	10,356	9,910
Computer equipment and software	16,140	14,912
Office furniture and equipment	1,559	1,630
Leasehold improvements	24,068	22,463
	218,137	210,249
Less accumulated depreciation	(87,180)	(63,114)
	130,957	147,135
Equipment and construction in progress	7,154	11,408
Property, plant and equipment, net	$ 138,111	$ 158,543

Total depreciation expense, including those related to capital leases, was $28,828,000, $24,692,000 and $16,261,000 for fiscal year 2013, 2012 and 2011, respectively.

The gross amount of computer software recorded under capital leases was $3,893,000 and $3,516,000 and the related accumulated depreciation was $2,558,000 and $1,600,000, respectively, at June 30, 2013 and 2012.

The Company capitalized $312,000 and $ 588,000 of software development costs for fiscal year 2013 and 2012, respectively, and an immaterial amount for fiscal year 2011. Amortization of capitalized software development costs was $854,000, $885,000 and $816,000 for fiscal year 2013, 2012 and 2011, respectively. Unamortized capitalized software development costs at June 30, 2013 and 2012 were $635,000 and $1,178,000, respectively.

Impairment of long-lived assets and goodwill

During the fiscal year ended June 30, 2013, in light of the unfavorable market conditions particularly relating to the accelerated decline of the personal computing (PC) markets, the Company conducted an in-depth analysis of its strategic plan. In its review, the Company reconsidered the key assumptions in its overall strategic business and manufacturing capacity plans in light of the continued declines in the PC market. As a result, the Company revised its PC related revenue and volume outlook as well as manufacturing capacity requirements. These material changes in the Company's outlook and plans, which the Company was able to determine in the third quarter of fiscal 2013, triggered an impairment review of its long-lived assets.

The Company determined that the related estimated undiscounted cash flows were not sufficient to recover the carrying value of certain manufacturing machinery and equipment primarily for the packaging of its PC related products. The average remaining useful life of those impaired assets was approximately two years. The Company estimated the fair values of those long-lived assets based on net realizable values of similar machinery and equipment recently transacted by third-party used-machine brokers and recorded an asset impairment charge of approximately $2.6 million to reduce the related carrying amount to its estimated fair value as of the third quarter ended March 31, 2013.

During the third quarter of fiscal year 2013, the Company evaluated its amortizable intangible assets for impairment and determined that the related estimated undiscounted cash flows exceeds the carrying value of the intangible assets and no impairment charge was recorded. During the same period, the Company also evaluated its goodwill for impairment and determined that the fair value of the reporting unit, estimated based on the market capitalization approach, was more than its carrying value and no impairment charge was recorded. The Company re-evaluated its long-lived assets, intangible assets and goodwill for impairment as part of its annual impairment test during the fourth quarter and determined that there was no indication of impairment.

Intangible assets

	June 30, 2013	June 30, 2012
	(in thousands)	
Patents and exclusive technology rights	$ 1,248	$ 1,566
Trade name	250	250
Customer relationships	1,150	1,150
	2,648	2,966
Less accumulated amortization	(2,152)	(1,938)
Intangible assets, net	$ 496	$ 1,028

The gross amount of the exclusive technology rights recorded under capital lease was $1,248,000 and $1,566,000 and the related accumulated amortization was $1,194,000 and $1,351,000, respectively, at June 30, 2013 and 2012.

Amortization expense for intangible assets, including those related to capital lease, was $532,000, $571,000 and $417,000 for the years ended June 30, 2013, 2012 and 2011, respectively.

Future minimum amortization expense of intangible assets is as follows:

Year ending June 30,	(in thousands)
2014	$ 365
2015	131
	$ 496

Goodwill

The changes in the carrying value of goodwill is as follows (in thousands):

	(in thousands)
Balance at June 30, 2011	$ —
Addition: Oregon Fab acquisition	269
Balance at June 30, 2012	269
Addition:	—
Balance at June 30, 2013	$ 269

Other long-term assets

	June 30,	
	2013	2012
	(in thousands)	
Prepayments for property and equipment	$ 77	$ 1,632
Investment in a privately held company	100	100
Deferred debt issuance cost	91	204
Office leases deposits	499	539
	$ 767	$ 2,475

Accrued liabilities

	June 30,	
	2013	2012
	(in thousands)	
Accrued salaries and wages	$ 3,079	$ 3,418
Accrued vacation	2,078	2,232
Accrued bonuses	880	4,258
Warranty accrual	1,428	1,556
Stock rotation accrual	1,572	2,032
Accrued professional fees	918	687
ESPP payable	353	313
Customer deposits	123	179
Other accrued expenses	4,140	6,351
	$ 14,571	$ 21,026

The activities in warranty accrual, included in accrued liabilities is as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Beginning balance	$ 1,556	$ 664	$ 1,275
Addition	1,399	1,617	186
Utilization	(1,527)	(725)	(797)
Ending balance	$ 1,428	$ 1,556	$ 664

The activities in stock rotation accrual, included in accrued liabilities is as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Beginning balance	$ 2,032	$ 1,880	$ 513
Addition	5,751	5,166	5,520
Utilization	(6,211)	(5,014)	(4,153)
Ending balance	$ 1,572	$ 2,032	$ 1,880

Deferred margin

Deferred margin consists of the following:

	June 30,	
	2013	2012
	(in thousands)	
Deferred revenue	$ 957	$ 558
Deferred costs	(335)	(192)
Deferred margin	$ 622	$ 366

Capital leases

Capital lease liabilities include the following:

	June 30,	
	2013	2012
	(in thousands)	
Computer software	$ 1,346	$ 1,916
Exclusive technology rights	116	130
	1,462	2,046
Less current portion	(1,267)	(961)
Capital leases - long-term portion	$ 195	$ 1,085

The computer software and exclusive technology rights under capital leases were included in property, plant and equipment and intangible assets, respectively.

Future minimum lease payments at June 30, 2013 are as follows:

Year ending June 30,	(in thousands)
2014	$ 1,318
2015	123
2016	25
2017	25
2018	25
Thereafter	25
Total minimum lease payments	1,541
Less amount representing interest	(79)
Total capital lease liabilities	$ 1,462

5. Acquisitions

Wafer Fabrication Facility

On October 1, 2010, in connection with a Foundry Service Agreement entered into with IDT, the Company entered into an Option Agreement with IDT and paid $5,000,000 deposit for the exclusive right to purchase certain assets associated with a wafer fabrication facility of IDT. The $5,000,000 deposit would be applied to the purchase price upon exercise of such option. On January 31, 2012, the Company completed the acquisition of certain assets, including land, building, machinery and equipment and inventories, associated with this wafer fabrication facility located in Hillsboro, Oregon (the "Oregon fab") from IDT, for a purchase price of $26,330,000 in cash plus certain assumed liabilities of $512,000, and the Company applied the $5,000,000 cash deposit to the purchase price.

The acquisition was accounted for as a business combination and the financial results of operations of the acquired facility were included in the Company's consolidated statement of income from the date of acquisition. In connection with the acquisition, the Company incurred certain acquisition related expenses of approximately $0.2 million, which were recorded in general and administrative expenses in the Company's consolidated statement of operation for fiscal year 2012.

The allocation of the total purchase consideration of $26,330,000 based on the estimated fair values as of the acquisition date, is summarized in the following table (in thousands):

Land	$	4,950
Building		3,900
Manufacturing machinery and equipment		15,564
Inventories		2,159
Accrued liabilities		(512)
Goodwill		269
Total purchase consideration	$	26,330

Of the total purchase price paid at the time of acquisition, approximately $269,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible assets and is deductible for tax purposes. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible assets were the synergies in improved product research and development as well as product to market lead time and production operations that can be leveraged to enable the Company to build an enterprise value greater than the sum of its parts. The Company is depreciating on a straight-line basis the building over an estimated useful life of 20 years and the manufacturing machinery and equipment over an estimated useful life of 3 to 7 years.

The Company considered the additional pro forma revenue and earnings disclosure as not practical given the assets acquired had been and will continue to be used primarily as a captive fabrication facility. Due to the lack of independently substantiated standalone historical financial statements of the acquired assets, retrospective application requires significant estimates of their related revenues, costs and expenses for the pro forma financial information disclosure. It is impossible to distinguish objectively information about those estimates that would provide evidence of circumstances that existed on the dates at which those amounts would be recognized, measured, or disclosed under retrospective application or would have been available when the financial statements for that prior period were issued. Furthermore, the wafers produced by the Oregon fab for the Company are different from those of IDT and the Company does not intend to continue to produce such wafers. Therefore, the retroactive proforma financial information, if available, would not have provided meaningful information for investors.

Acquisition of Agape Package Manufacturing Ltd. ("APM")

On December 3, 2010, the Company completed the acquisition of APM by acquiring the remaining 57.0% of issued and outstanding shares of APM that were not already owned by the Company. As a result of the acquisition, APM became a wholly-owned subsidiary which strengthened the Company's packaging development capability and enhanced its delivery performance. Prior to the APM acquisition, the Company held a 40.3% equity interest in APM through September 2010. In October 2010, the Company made an additional equity investment of $1,831,000 and increased its equity interest in APM to 43.0%. The total consideration for the APM acquisition of the remaining 57.0% equity interest was $40,045,000, comprising of $16,979,000 in cash and 1,766,159 shares of common stock at $13.06 per share as the Company's closing price on December 3, 2010.

The acquisition was accounted for as a business combination and the financial results of operations of APM were included in the Company's consolidated statements of operations from the date of acquisition. The Company's revenue for the fiscal year ended June 30, 2011 included $14,508,000 of revenue generated by APM in providing packaging and testing services to third parties subsequent to the acquisition. In connection with the acquisition, the Company incurred acquisition related costs of $360,000 which were included in, general and administrative expenses in the consolidated statement of operations for the fiscal year ended June 30, 2011. As a result of the acquisition, the Company recognized a gain of $837,000 representing the excess of the fair value of the 43.0% equity interest in APM over the related carrying value of $29,668,000 at the acquisition date.

The identifiable assets acquired and liabilities assumed were measured at their acquisition date fair values. Goodwill represents the excess of the total consideration transferred plus the acquisition-date fair value of the previously held equity interest over the fair values of the identifiable net assets acquired. No goodwill was recorded from the APM Acquisition.

The following table summarizes the total consideration transferred for the APM acquisition, the acquisition-date fair value of previously held equity interest in APM and the purchase price allocation based on the acquisition date fair values:

		(in thousands)
Purchase consideration at December 3, 2010		
Cash	$	16,979
Equity instruments (1,766,159 common shares at $13.06 per share)		23,066
Total consideration transferred		40,045
Fair value of previously held equity investment in APM		30,505
	$	70,550
Identifiable assets acquired and liabilities assumed:		
Cash and cash equivalents	$	15,410
Accounts receivables and other receivable		6,549
Accounts receivables from the Company		11,377
Inventories		10,510
Prepayments		275
Property and equipment		51,892
Trade name		250
Customer relationships		1,150
Deferred tax assets		7,748
Accounts payable		(22,157)
Borrowings		(11,346)
Income tax payable		(1,108)
Net assets acquired	$	70,550

The fair values of the acquired trade name of $250,000 and the customer relationship of $1,150,000 were determined based on the income approach and multi-period excess earnings method. The Company is amortizing the trade name and customer relationships on a straight line basis over the estimated useful lives of 3 years and 4 years, respectively.

The fair value of the acquired property and equipment of $51,892,000 was determined based on the cost approach and excess earnings approach, with the following factors being considered:

- estimation of the current replacement cost of the assets;
- physical depreciation and certain obsolescence adjustments; and
- estimation of the net present value of expected future cash flows to be generated by the acquired fixed assets.

Unaudited Supplemental Pro Forma Information

The unaudited pro forma financial results combined the historical results of operations of APM with those of the Company as if the acquisition had been completed as of July 1, 2010. The pro forma weighted average common shares outstanding used to calculate the pro forma net income per share was calculated under the assumption that the common shares issued in connection with the acquisition were outstanding as of July 1, 2010.

	Year Ended June 30,	
	2011	
	(in thousands, except per share data)	
Revenue	$	372,000
Net income	$	39,398
Pro forma net income per share:		
Basic	$	1.61
Diluted	$	1.52

The unaudited pro forma financial results were prepared by applying the Company's accounting policies including eliminating APM's inter-company revenue and associated cost of goods sold, and adjusting the results of operations of APM to reflect the additional cost of goods sold, amortization and depreciation expenses that would have been incurred assuming the acquisition date fair value adjustments to inventory, fixed assets and intangible assets occurred on July 1, 2010 for the year ended June 30, 2011.

The unaudited pro forma financial information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of APM had taken place at the beginning of the period presented, nor is it indicative of the future results of the combined company.

6. Investment in APM and Related Party Transactions

On December 3, 2010, the Company acquired all of the issued and outstanding shares of APM which became a wholly-owned subsidiary of the Company. Prior to the APM acquisition, the Company held a 40.3% equity interest, in October 2010 the Company made an additional equity investment of $1,831,000 and increased its equity interest in APM to 43.0%. The equity interest in APM was accounted for using the equity method of accounting.

The following table summarizes the Company's investment in APM prior to the APM Acquisition:

	June 30, 2011	
	(in thousands)	
Beginning balance	$	26,069
Income on equity investment in APM		1,768
Additional investment in APM		1,831
Acquisition of APM		(29,668)
Ending balance	$	—

Purchase of Services and Used Equipment

Prior to the APM acquisition, the Company was a major customer of APM and purchased semiconductor packaging and testing services from APM during its ordinary course of business.

The activities of the accounts payable to APM during fiscal year 2011 are as follows:

	June 30, 2011 (in thousands)
Beginning balance	$ 10,100
Purchase of semiconductor packaging and testing services from APM	29,186
Payments made to APM	(27,909)
Acquisition of APM	(11,377)
Ending balance	$ —

The carrying amounts of payables to APM approximated their fair values due to their short maturity term.

7. Debt

On May 11, 2012, the Company entered into a loan agreement with a financial institution that provides a term loan of $20.0 million for general purposes and a $10.0 million non-revolving credit line for the purchase of equipment. Both the term loan and equipment credit line will be fully repayable in May 2015. The borrowings may be made in the form of either Eurodollar loans or Base Rate loans. Eurodollar loans accrue interest based on an adjusted London Interbank Offered Rate ("LIBOR") as defined in the agreement, plus a margin of 1.00% to 1.75%. Base Rate loans accrue interest at the highest of (a) the lender's Prime Rate, (b) the Federal Funds Rate plus 0.5% and (c) the Eurodollar Rate (for a one-month interest period) plus 1%; plus a margin of -0.5% to 0.25%. The applicable margins for both Eurodollar loans and Base Rate loans will vary from time to time in the foregoing ranges based on the cash and cash equivalent balances maintained by the Company and its subsidiaries with the lender. In May 2013, the equipment credit line expired. As of June 30, 2013, the outstanding balance of the term loan and the equipment credit line was $17.1 million and $0 million, respectively. Of the $17.1 million term loan, $3.6 million was included as short-term debt as of June 30, 2013 .

The obligations under the loan agreement are secured by substantially all assets of two subsidiaries of the Company, including, but not limited to, certain real property and related assets located at the Oregon fab. In addition, the Company and certain subsidiaries of the Company have agreed to guarantee full repayment and performance of the obligations under the loan agreement. The loan agreement contains customary restrictive covenants and includes certain financial covenants that require the Company to maintain on a consolidated basis specified financial ratios including total liabilities to tangible net worth, fixed charge coverage and current assets to current liabilities. As of June 30, 2013, the Company was in compliance with these covenants.

Payment obligations of the Company's term loan as of June 30, 2013 are as follow:

Year ending June 30,	(in thousands)
2014	$ 3,571
2015	13,571
2016	—
2017	—
2018	—
Thereafter	—
Total	$ 17,142

As of June 30, 2013, two of the Company's subsidiaries in China had revolving lines of credit that allow each of the subsidiaries to draw down, from time to time, up to 80% of the accounts receivable balance of such subsidiary, with an aggregated maximum amount of RMB 95 million (equivalent of $15.5 million based on the currency exchange rate as of June 30, 2013) to finance the subsidiary's working capital with a maximum of 120-day repayment term. The interest rate on each draw down varied and was indexed to the published LIBOR per annum. These lines will expire in September 2013. As of June 30, 2013 , there was no outstanding balance for these lines of credit.

During July 2012, the Company entered into a loan agreement with the State of Oregon for an amount of $250,000. The loan is required to be used for training new and re-training existing employees of the Oregon Fab. The loan bears a compound annual interest rate of 5.0% and is to be repaid in April 2014. The State may forgive the loan and unpaid interest if certain conditions primarily relating to hiring targets are met. As of June 30, 2013, the outstanding balance and accrued interest of the loan, included in short term debt, was $262,000.

In December 2010, the Company acquired APM and assumed APM's bank borrowing liabilities. These borrowings were made under various line of credit agreements with local banks. The interest rate on each draw down from these lines of credit varies and indexes to the published LIBOR per annum. The effective interest rate for these borrowings was 3.38% for the fiscal year ended June 30, 2011. The Company's property and equipment with carrying amount of $63,961,000 at June 30, 2011 were pledged as collateral under one of the lines of credit. These lines expired by August 2011.

8. Shareholders' Equity

Common Shares

The Company's bye-laws, as amended, authorized the Company to issue 50,000,000 common shares with par value of $0.002. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of June 30, 2013.

On December 3, 2010, the Company issued 1,766,159 common shares valued at $13.06 per share as part of the purchase consideration in the APM Acquisition. For more information, see Note 5 of Notes to the Consolidated Financial Statements.

On October 22, 2010, the Company's board of directors authorized a $25.0 million share repurchase program. Under this repurchase program the Company may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board. The Company accounts for treasury stock under the cost method. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction of shareholders' equity. From time to time, treasury shares may be reissued as part of the Company's stock-based compensation programs. Gains on re-issuance of treasury stock are credited to additional paid-in capital; losses are charged to additional paid-in capital to offset the net gains, if any, from previous sales or re-issuance of treasury stock. Any remaining balance of the losses are charged to retained earnings.

During fiscal year 2013, 2012 and 2011, the Company repurchased an aggregate of 600, 191,170 and 50,000 shares from the open market for a total cost of approximately $5,000, $1,574,000 and $693,000, at an average price of $7.49, $8.23 and $13.86 per share, respectively.

As of June 30, 2013, the Company repurchased an aggregate of 241,770 shares for a total cost of $2,272,000, at an average price of $9.40 per share since inception of the program. No repurchased shares have been retired. Of the 241,770 repurchased shares, 15,800 shares with a weighted average repurchase price of $13.80 per share, were reissued at an average price of $4.11 per share for option exercises and vested restricted stock units ("RSU").

Convertible Preferred Shares

On May 4, 2010, concurrent with the closing of the Company's initial public offering, all of the Company's outstanding preferred shares including 5,050,000 Series A convertible preferred shares, 2,488,094 Series B convertible preferred shares and 3,174,000 Series C convertible preferred shares, were automatically converted into 10,712,094 shares of common shares and the then-existing classes of preferred stock ceased to exist. At June 30, 2013 and 2012, the Company had no preferred shares outstanding and had 10,000,000 authorized undesignated preferred shares.

9. Share-based Compensation

2000 Share Plan

The 2000 Share Plan (the "2000 Plan"), as amended, authorized the board of directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options were to be granted at a price that was not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after the date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant. In connection with the adoption of the 2009 Share Option/Share Issuance Plan on September 18, 2009, the 2000 Share Plan was terminated and no further awards were granted under the 2000 Share Plan.

2009 Share Option/Share Issuance Plan

The 2009 Share Option/Share Issuance Plan (the "2009 Plan"), as approved in September 2009 at the annual general meeting of shareholders, and as amended and restated in connection with the Company's IPO, authorized the board of directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. The number of common shares available for issuance under the Plan shall automatically increase in January each calendar year during the term of the Plan, beginning with calendar year 2011, by the lesser of 3% of the total number of common shares outstanding or 750,000 shares. This increase was 750,000 , 737,609 and 729,243 shares for the year ended June 30, 2013, 2012 and 2011, respectively.

The 2009 Plan is divided into three incentive compensation programs: Discretionary Grant Program, Share Issuance Program and Automatic Grant Program. Under the Discretionary Grant Program, eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of the Company's common shares. Under the Share Issuance Program, eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Under the Automatic Grant Program, eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service. Each non-employee board members was granted an option to purchase 7,500 common shares on April 28, 2010 with exercise price equal to the IPO price. On the date of each annual shareholders meeting beginning in 2010, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who continues to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

Under the 2009 Plan, incentive share options and restricted stock units ("RSU") are to be granted at a price that is not less than 100% and nonstatutory share options are to be granted not less than 85% of the fair value of the common shares, at the date of grant for employees and consultants. Options and RSUs generally vest over a four-year to five-year period, and are exercisable for a maximum period of ten years after the date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

A summary of the stock option activities under the 2000 Plan and 2009 Plan is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at June 30, 2010	4,733,133	$ 8.70		
Granted	422,500	12.82	$ 6.73	
Exercised	(585,941)	4.45		$ 4,759,630
Canceled or forfeited	(107,817)	12.50		
Outstanding at June 30, 2011	4,461,875	9.56		
Granted	357,000	9.84	$ 5.04	
Exercised	(351,291)	2.91		$ 2,239,691
Canceled or forfeited	(252,932)	11.83		
Outstanding at June 30, 2012	4,214,652	10.00		
Granted	214,400	8.40	$ 4.30	
Exercised	(398,103)	3.68		$ 1,961,496
Canceled or forfeited	(437,095)	12.99		
Outstanding at June 30, 2013	3,593,854	$ 10.24		$ 3,144,506

Information with respect to stock options outstanding and exercisable as of June 30, 2013 is as follows:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Remaining Contractual Life (Years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted-Average Exercise Price
$0.80 - $2.00	388,205	1.28	$ 1.25	388,205	$ 1.25
$4.00 - $7.60	423,393	3.80	6.08	419,143	6.06
$7.97 - $8.60	486,212	6.44	8.48	259,727	8.56
$9.19 - $9.90	508,426	7.52	9.72	279,172	9.60
$10.22 - $11.40	363,768	4.83	10.92	330,670	10.97
$12.06 - $12.91	285,000	7.65	12.61	148,691	12.53
$13.00 - $13.00	548,850	4.61	13.00	548,683	13.00
$13.83 - $15.00	172,500	7.15	14.36	96,623	14.44
$17.90 - $17.90	20,000	6.84	17.90	12,332	17.90
$18.00 - $18.00	397,500	6.83	18.00	265,491	18.00
$0.80 - $18.00	3,593,854	5.46	$ 10.24	2,748,737	$ 9.8
Option vested and expected to vest	3,528,814	5.40	$ 10.22		

The aggregate intrinsic value for options outstanding at June 30, 2013 in the table above is based on the Company's common stock closing price of $7.64 on June 30, 2013, which would have been received by the option holders had all option holders exercised their in the money options as of that date.

The aggregate intrinsic value of options vested and expected to vest was $3,144,502 as of June 30, 2013. The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumption to the total outstanding options.

The aggregate intrinsic value of options exercisable as of June 30, 2013 was $3,144,336. The weighted average remaining contractual term of options exercisable at June 30, 2013 was approximately 4.6 years.

The fair value of stock options granted were estimated at the date of grant using the Black-Scholes option valuation model for the years ended June 30, 2013, 2012 and 2011 with the following weighted-average assumptions:

	Year Ended June 30, 2013	2012	2011
Volatility rate	48.92% - 49.37%	48.54% - 49.32%	48.31% - 49.09%
Risk-free interest rate	0.70% - 1.04%	0.88% - 1.11%	1.48% - 2.40%
Expected option life	5.5 years	5.5 years	5.5 years
Dividend yield	—%	—%	—%

Restricted Stock Units ("RSU)

The following table summarizes the Company's RSU activities:

	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Recognition Period (Years)		Aggregate Intrinsic Value
Nonvested at June 30, 2010	—	$	—			
Granted	227,500		12.38			
Vested	—		—			
Forfeited	(14,200)		12.19			
Nonvested at June 30, 2011	213,300		12.39	2.46	$	2,826,225
Granted	343,398		9.55			
Vested	(43,160)		12.14			
Forfeited	(64,160)		11.79			
Nonvested at June 30, 2012	449,378	$	10.33	2.26	$	4,111,809
Granted	265,665		8.62			
Vested	(104,440)		10.17			
Forfeited	(61,050)		10.67			
Nonvested at June 30, 2013	549,553	$	9.50	1.87	$	4,198,585

The total fair value of restricted stock awards vested, as measured on the date of vesting was $864,000, 524,000 and $0 for the years ended June 30, 2013, 2012 and 2011, respectively.

Employee Share Purchase Plan

The Employee Share Purchase Plan ("Purchase Plan" or "ESPP") was established in May 2010 upon the completion of the Company's IPO. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, with new offering periods, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day of the offering period or the last date of the accumulation period, whichever is less. The maximum number of shares that may be purchased on any purchase date may not exceed 875 shares for a total of 3,500 shares per a 24-month offering period. In addition, no participant may purchase more than $25,000 worth of common stock in any one calendar year period.

The Company has initially reserved 600,000 common shares for issuance under the ESPP. The share reserve will automatically increase in January of each calendar year during the term of the ESPP, beginning with calendar year 2011, by the lesser of 0.75% of the outstanding common shares or 250,000 shares. This increase was 190,474, 184,402 and 182,311 shares for the year ended June 30, 2013, 2012 and 2011, respectively.

The ESPP is compensatory and results in compensation expense. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes option valuation model with the following assumptions:

	Year Ended June 30,	
	2013	2012
Volatility rate	50%	50%
Risk-free interest rate	0.1% - 0.3%	0.2% - 0.3%
Expected term	1.3 years	1.3 years
Dividend yield	—%	—%

The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the ESPP during the years ended June 30, 2013, 2012 and 2011 was $3.13, $3.61 and $5.01 per share, respectively.

Share-based Compensation Expenses

The total share-based compensation expense related to stock options, ESPP and RSUs described above, recognized in the consolidated statements of operations for the years presented was as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Cost of goods sold	$ 700	$ 532	$ 629
Research and development	1,402	1,361	1,716
Selling, general and administrative	2,717	3,529	3,829
	$ 4,819	$ 5,422	$ 6,174

Total unrecognized stock-based compensation expense as of June 30, 2013 and 2012 was $5,559,900 and $7,118,000, respectively, including estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.45 years and 1.66 years, respectively.

10. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for the benefit of qualified employees in the USA. Employees who participate may elect to make salary deferral contributions to the plan up to 100% of the employees' eligible salary subject to annual Internal Revenue Code maximum limitations. The employer's contribution is discretionary. The Company had not made any contributions for eligible employees as of June 30, 2013 and 2012.

The Company makes mandatory contributions for its employees to the respective local governments in terms of retirement, medical insurance and unemployment insurance, where applicable, according to labor and social security laws and regulations of the countries and areas in which the Company operates. The contribution rates for retirement are 7.7%, 13.0% to 22.0% and 6.0% for the USA, China and Taiwan, respectively. The Company has no obligations for the payment of such social benefits beyond the required contributions as set out above.

11. Income Taxes

The provision for income taxes is comprised of:

	Year Ended June 30,		
	2013	2012	2011
		(in thousands)	
U.S. federal taxes:			
Current	$ (588)	$ 171	$ 106
Deferred	1,050	436	(94)
Non-U.S. taxes:			
Current	3,258	4,744	2,487
Deferred	253	(1,870)	172
State taxes, net of federal benefit:			
Current	11	8	4
Deferred	17	92	(66)
Total provision for income taxes	$ 4,001	$ 3,581	$ 2,609

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows (in percentage):

	Year Ended June 30,		
	2013	2012	2011
United States statutory rate	34.0 %	34.0%	34.0%
State taxes, net of federal benefit	(1.8)	0.6	(0.2)
Foreign taxes, net	(332.5)	(11.6)	(25.4)
Research and development credit	52.5	(1.5)	(1.9)
Non-deductible expenses	(2.0)	0.2	—
Other	(4.4)	—	—
	(254.2)%	21.7%	6.5%

The domestic and foreign components of income before taxes are:

	Year Ended June 30,		
	2013	2012	2011
		(in thousands)	
U.S. operations	$ 4,436	$ 2,783	$ 2,329
Non-U.S. operations	(6,010)	13,715	38,107
Income (loss) before income taxes	$ (1,574)	$ 16,498	$ 40,436

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	June 30, 2013	June 30, 2012
	(in thousands)	
Deferred tax assets:		
Accrued compensation	$ 1,586	$ 2,524
Net operating loss carryforwards	1,618	106
Depreciation	11,291	10,302
Tax credits	4,405	2,934
Accruals and reserves	423	507
Total deferred tax assets	19,323	16,373
Valuation allowance	(2,127)	(1,690)
Total deferred tax assets, net of valuation allowance	17,196	14,683
Deferred Tax Liabilities:		
Depreciation and amortization	(5,048)	(2,340)
Accruals and reserves	(908)	(80)
Total deferred tax liabilities	(5,956)	(2,420)
Net Deferred Tax Assets	$ 11,240	$ 12,263

The breakdown between current and non-current deferred tax assets and liabilities is as follows:

	June 30, 2013	June 30, 2012
	(in thousands)	
Current deferred tax assets	$ 3,030	$ 2,789
Long-term deferred tax assets	10,823	10,061
Long-term deferred tax liabilities	(2,613)	(587)
Net deferred tax assets	$ 11,240	$ 12,263

At June 30, 2013 and 2012, the Company provided a valuation allowance for its state research and development credit carryforward deferred tax assets, as it generated more state tax credits each year than it can utilize. The Company intends to maintain a partial valuation allowance equal to the state research and development credit carryfowards until sufficient positive evidence exists to support reversal of the valuation allowance.

At June 30, 2013, the Company had federal net operating loss carryforwards of approximately $4,451,000 and tax credit carryforwards of approximately $2,277,000. The federal net operating loss expires in 2032 and the federal tax credits begin to expire in 2024, if not utilized. At June 30, 2013, the Company had state net operating loss carryforwards of approximately $1,794,000 and tax credit carryforwards of approximately $3,223,000. The state net operating losses expire in 2022, if not utilized. The state tax credits carryforward indefinitely.

The Company has not provided for withholding taxes on the undistributed earnings of its foreign subsidiaries because it intends to reinvest such earnings indefinitely. As of June 30, 2013, the cumulative amount of undistributed earnings of its foreign entities considered permanently reinvested is $34,242,000. The determination of the unrecognized deferred tax liability on these earnings is not practicable. Should the Company decide to remit this income to its Bermuda parent company in a future period, its provision for income taxes may increase materially in that period.

At June 30, 2013, the Company had approximately $7,668,000 in total unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits from July 1, 2010 to June 30, 2013 is as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Balance at beginning of year	$ 7,106	$ 6,437	$ 8,296
Additions based on tax positions related to the current year	740	490	496
Additions (reductions) based on tax positions related to prior years	1	183	(2,308)
Reductions due to lapse of applicable statute of limitations	(179)	(4)	(47)
Balance at end of year	$ 7,668	$ 7,106	$ 6,437

At June 30, 2013, the total unrecognized tax benefits of $7,668,000 included $4,546,000 of unrecognized tax benefits that have been netted against the related deferred tax assets. The remaining $3,122,000 of unrecognized tax benefits was recorded within long-term income tax payable on the Company's consolidated balance sheet as of June 30, 2013.

The total unrecognized tax benefits of $7,668,000 at June 30, 2013 included $5,858,000 that, if recognized, would reduce the effective income tax rate in future periods. The Company does not anticipate any material changes to its uncertain tax positions during the next twelve months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued at June 30, 2013 was $563,000, of which $110,000 was recognized in the year ended June 30, 2013. The amount of interest and penalties accrued at June 30, 2012 was $453,000, of which $83,000 was recognized in the year ended June 30, 2012.

The Company files its income tax returns in the United States and in various foreign jurisdictions. The tax years 2001 to 2013 remain open to examination by U.S. federal and state tax authorities. The tax years 2005 to 2013 remain open to examination by foreign tax authorities.

The Company's income tax returns are subject to examinations by the Internal Revenue Service and other tax authorities in various jurisdictions. In accordance with the guidance on the accounting for uncertainty in income taxes, the Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. These assessments can require considerable estimates and judgments. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, then a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

12. Segment and Geographic Information

The Company is organized as, and operates in, one operating segment: the design, development and supply of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company's Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. The Company has one business segment, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company's distributors sell their products to end customers which may have global presence, revenue by geographical location is not necessarily representative of the geographical distribution of sales to end user markets.

The revenue by geographical location in the following tables is based on the country or region in which the products were shipped to:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Hong Kong	$ 270,063	$ 264,019	$ 326,039
China	56,708	65,272	19,584
South Korea	5,781	7,883	9,869
United States	1,522	1,511	2,003
Other countries	3,362	3,606	3,813
	$ 337,436	$ 342,291	$ 361,308

The following is a summary of revenue by product type:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Power discrete	$ 265,150	$ 267,059	$ 284,094
Power IC	52,841	53,396	62,706
Packaging and testing services	19,445	21,836	14,508
	$ 337,436	$ 342,291	$ 361,308

Long-lived assets, consisting of property, plant and equipment by geographical area are as follows:

	June 30,	
	2013	2012
	(in thousands)	
United States	$ 43,946	$ 46,730
China	93,663	111,432
Other countries	502	381
	$ 138,111	$ 158,543

13. Restricted Net Assets

Laws and regulations in China permit payments of dividends by the Company's subsidiaries in China only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Each China subsidiary is also required to set aside at least 10% of its after-tax profit, if any, based on China accounting standards each year to its statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these China laws and regulations, the Company's China subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of June 30, 2013 and 2012, such restricted portion amounted to approximately $85,878,000 and $83,278,000, or 30.5% and 29.8%, of our total consolidated net assets, respectively. As the Company's China subsidiaries are not revenue generating operating units, the Company does not expect to repatriate funds in the form of dividends, loans or advances from its China subsidiaries for working capital and other funding purposes.

14. Commitments and Contingencies

Operating lease obligations

The Company leases its office facilities and certain office equipment under non-cancelable operating leases that expire through 2022. Rent expense related to the Company's operating leases was $3,300,000, $3,192,000 and $2,364,000 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Certain leases contain escalation clauses calling for increased rents.

Future minimum lease payments of these leases at June 30, 2013 are as follows:

Year ending June 30,	Operating Leases
	(in thousands)
2014	$ 3,462
2015	2,733
2016	2,101
2017	1,703
2018	1,676
Thereafter	4,420
	$ 16,095

Purchase commitments

As of June 30, 2013 and 2012, the Company had approximately $25,826,000 and $43,274,000, respectively, of outstanding purchase commitments primarily for purchases of semiconductor raw materials, wafers, spare parts and packaging and testing services.

As of June 30, 2013 and 2012, the Company had approximately $443,000 and $2,618,000, respectively, of capital commitments for the purchase of property and equipment.

Contingencies and Indemnities

The Company is currently not a party to any material legal proceedings. The Company has in the past, and may from time to time in the future, becomes involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, the Company could incur significant costs in the defense thereof or could suffer adverse effects on its operations.

The Company is a party to a variety of agreements that it contracted with various parties. Pursuant to these agreements, the Company may be obligated to indemnify another party to such an agreement with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain intellectual property rights, specified environmental matters and certain income taxes. In these circumstances, payment by the Company is customarily conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claim. Further, the Company's obligations under these agreements maybe limited in time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. The Company has not historically paid or recorded any material indemnifications and no accrual has been made at June 30, 2013 and 2012.

The Company has agreed to indemnify its directors and certain employees as permitted by law and pursuant to its bye-laws, and has entered into indemnification agreements with its directors and executive officers. The Company has not recorded a liability associated with these indemnification arrangements, as it historically has not incurred any material costs associated with such indemnification obligations. Costs associated with such indemnification obligations may be mitigated by insurance coverage that the Company maintains, however, such insurance may not cover any, or may cover only a portion of, the amounts the Company may be required to pay. In addition, the Company may not be able to maintain such insurance coverage in the future.

Environmental matters

The Company is subject to various federal, state, local, and foreign laws and regulations governing environmental matters, including the use, handling, discharge, and disposal of hazardous materials. The Company believes that it has been in material compliance with applicable environmental regulations and standards. Complying with current laws and regulations has not had a material adverse effect on the Company's financial condition and results of operations. However, it is possible that additional environmental issues may arise in the future, which the Company cannot currently predict.

SCHEDULE I

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share)

	June 30,	
	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,143	$ 20,599
Accounts receivable - Intercompany	52,335	36,621
Other current assets	193	38
Total current assets	59,671	57,258
Property, plant and equipments, net	1,270	—
Other long-term assets	100	100
Investment in subsidiaries	221,644	222,524
Total assets	$ 282,685	$ 279,882
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 858	$ 489
Capital leases	281	—
Total current liabilities	1,139	489
Capital leases - long term	95	—
Total liabilities	1,234	489
Shareholders' equity:		
Preferred shares, par value $0.002 per share:		
Authorized: 10,000 shares; Issued and outstanding: none at June 30, 2013 and 2012	—	—
Common shares, par value $0.002 per share:		
Authorized: 50,000 shares; Issued and outstanding: 25,882 shares and 25,656 shares at June 30, 2013 and 25,167 shares and 24,938 shares at June 30, 2012	51	50
Treasury shares at cost; 226 shares at June 30, 2013 and 229 shares at June 30, 2012	(2,054)	(2,104)
Additional paid-in capital	168,352	160,602
Accumulated other comprehensive income	957	972
Retained earnings	114,145	119,873
Total shareholders' equity	281,451	279,393
Total liabilities and shareholders' equity	$ 282,685	$ 279,882

The accompanying notes are an integral part of these financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Revenue	$ 3,228	$ —	$ —
Cost of revenue	—	—	—
Gross profit	3,228	—	—
Operating expenses:			
Selling, general and administrative	3,271	3,247	5,110
Total operating expenses	3,271	3,247	5,110
Operating loss	(43)	(3,247)	(5,110)
Interest income	13	19	75
Income on equity investment in APM	—	—	1,768
Gain on equity interest in APM	—	—	837
Income (loss) on equity investment in subsidiaries	(5,545)	16,145	40,257
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2013	2012	2011
Cash flows from operating activities			
Net income (loss)	$ (5,575)	$ 12,917	$ 37,827
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	103	—	—
Share-based compensation expense	137	114	210
Equity in net (income) loss of subsidiaries	5,545	(16,145)	(40,257)
Equity share of net income of APM	—	—	(1,768)
Gain on acquisition of equity investment	—	—	(837)
Changes in working capital, net of impact of acquisition:			
Accounts receivable - intercompany	(15,968)	(10,777)	1,641
Other current assets	(155)	(6)	249
Accounts payable and accrued liabilities	295	(320)	499
Net cash used in operating activities	(15,618)	(14,217)	(2,436)
Cash flows from investing activities			
Acquisitions, net of cash acquired	—	—	(16,979)
Prepayment for acquisition of wafer fabrication assets	—	—	(5,000)
Purchase of property and equipment	(922)	—	—
Intercompany loan repayment (receivable)	—	4,500	(4,500)
Additional investment in APM before the APM acquisition	—	—	(1,831)
Investment in a privately held company	—	(100)	—
Net cash provided by (used in) investing activities	(922)	4,400	(28,310)
Cash flows from financing activities			
Net proceeds from (payments of issuance costs for) the IPO	—	—	(610)
Proceeds from exercise of stock options and ESPP	3,089	2,340	4,234
Payment for repurchase of common shares	(5)	(1,574)	(693)
Net cash provided by financing activities	3,084	766	2,931
Net increase (decrease) in cash and cash equivalents	(13,456)	(9,051)	(27,815)
Cash and cash equivalents at beginning of year	20,599	29,650	57,465
Cash and cash equivalents at end of year	$ 7,143	$ 20,599	$ 29,650

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
NOTES TO THE CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Alpha and Omega Semiconductor Limited is the parent company of all Alpha and Omega Semiconductor subsidiaries. It was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of its subsidiaries exceed 25% of the consolidated net assets of Alpha and Omega Semiconductor Limited and its subsidiaries (the "Company").

The parent company records its investment in subsidiaries under the equity method of accounting. Such investment is presented on the balance sheet as "Investment in subsidiaries" and the subsidiaries' net income (loss) are recognized based on the effective shareholding percentage as income on equity investment in subsidiaries on the statement of operations. Intercompany balances and transactions have not been eliminated. The revenue recorded represents intercompany administrative service fees charged by the parent company starting in fiscal year 2013.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

2. Restricted net assets of subsidiaries

For a discussion of the Company's restricted net assets of subsidiaries, see Note 13 of the Company's consolidated financial statements.

3. Commitments and contingencies

There is no significant commitments and contingencies as at June 30, 2013 and 2012. For a discussion of the Company's commitments and contingencies, see Note 14 of the Company's consolidated financial statements.

SCHEDULE II

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Allowance for Doubtful Accounts	Allowance for Price Adjustments	Allowance for Deferred Tax Assets
		(in thousands)	
June 30, 2010	$ 30	$ 8,451	$ 1,233
Additions	—	83,110	462
Reductions	—	(72,326)	(250)
June 30, 2011	30	19,235	1,445
Additions	853	93,979	322
Reductions	(131)	(96,958)	(77)
June 30, 2012	752	16,256	1,690
Additions	—	79,972	437
Reductions	—	(83,076)	—
June 30, 2013	$ 752	$ 13,152	$ 2,127

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 30, 2013

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

By: /s/ MIKE F. CHANG

Mike F. Chang
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mike F. Chang and Mary L. Dotz, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MIKE F. CHANG **Mike F. Chang**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 30, 2013
/s/ MARY L. DOTZ **Mary L. Dotz**	Chief Financial Officer and Corporate Secretary (Principal Financial Officer)	August 30, 2013
/s/ YIFAN LIANG **Yifan Liang**	Chief Accounting Officer and Assistant Corporate Secretary (Principal Accounting Officer)	August 30, 2013
/s/ YUEH-SE HO **Yueh-Se Ho, Ph.D.**	Director and Chief Operating Officer	August 30, 2013
/s/ CHUNG TE CHANG **Chung Te Chang**	Director	August 30, 2013
/s/ HOWARD M. BAILEY **Howard M. Bailey**	Director	August 30, 2013
/s/ THOMAS W. STEIPP **Thomas W. Steipp**	Director	August 30, 2013
/s/ RICHARD W. SEVCIK **Richard W. Sevcik**	Director	August 30, 2013
/s/ KING OWYANG **King Owyang**	Director	August 30, 2013

(b) Index to Exhibits:

Number	Description
3.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
3.2	Form of Bye-Laws of the Registrant (incorporated by reference to Exhibit 3.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
4.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
4.2	Form of Common Share Certificate (incorporated by reference to Exhibit 4.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.1	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.2	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.3	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.4	Form of Option Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.4 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.5	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.5 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.6	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.7	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 10.5 Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.8	Amendment No. 1 to Technology License Agreement dated as of July 16, 2010 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 4.8 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.9††	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.16 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.10††	First Addendum to Foundry Service Agreement dated as of July 28, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.17 from Registration Statement on Form F-1 (File No. 333-165823) initially filed with the Commission on March 31, 2010)
10.11††	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.18 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.12††	Foundry Service Agreement dated as of November 3, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.6 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

10.13	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.17 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.14††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.18 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.15††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation
10.16	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.19 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.17††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.20 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.18††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 10.18 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.19††	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated and Alpha and Omega Semiconductor Limited, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.12 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.20	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.19 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.21	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.20 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.22	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.23	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.24	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.25	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.26	Summary of 2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.30 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.27	Summary of Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Annual Report Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
10.28	Asset Purchase Agreement dated as of December 14, 2011 between Alpha & Omega Semiconductor Limited, Jireh Semiconductor Limited and Integrated Device Technology, Inc. (incorporated by reference to Exhibit 10.1 from 8-K filed with the Commission on December 14, 2011)
10.29	Offer Letter to Mary L. Dotz dated as of February 15, 2012 (incorporated by reference to Exhibit 10.33 from Annual Report Form 10-K K (File No.: 001-34717) filed with the Commission on August 31, 2012)

10.30	Third Addendum to Foundry Service Agreement dated as of March 6, 2012 by and among the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.34 from Annual Report Form 10-K K (File No.: 001-34717) filed with the Commission on August 31, 2012)
10.31	Amended Form of Restricted Share Unit Issuance Agreement (incorporated by reference to Exhibit 10.35 from Annual Report Form 10-K K (File No.: 001-34717) filed with the Commission on August 31, 2012)
10.32	Summary of Amended Fiscal Year 2013 Executive Incentive (incorporated by reference to Exhibit 10.31 from Quarterly Report Form 10-Q K (File No.: 001-34717) filed with the Commission on May 6, 2013)
10.33*	Special Bonus Letter to Mary L. Dotz dated as of May 15, 2013
10.34*	Summary of Fiscal Year 2014 Executive Incentive Plan
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm of Registrant
23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant
31.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act
31.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act
32.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS**	XBRL Instance
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation
101.DEF**	XBRL Taxonomy Extension Definition
101.LAB**	XBRL Taxonomy Extension Labels
101.PRE**	XBRL Taxonomy Extension Presentation

* Filed with this Annual Report on Form 10-K.

** XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

†† Confidential treatment has been granted for certain information contained in this document pursuant to an order of the Securities and Exchange Commission. Such information has been omitted and filed separately with the Securities and Exchange Commission.

Exhibit 10.33

May 15, 2013

Mary L. Dotz
Chief Financial Officer
c/o Alpha and Omega Semiconductor Limited
475 Oakmead Parkway
Sunnyvale, California 94085

Dear Mary:

We are pleased to inform you that the Board of Directors (the "Board") of Alpha and Omega Semiconductor Limited (the "Company") approved a special bonus (the "Special Bonus") for you in the aggregate amount of $200,000 payable as follows:

- $100,000 will be payable on August 9, 2013, provided that you continue your employment as the Company's chief financial officer ("CFO") through such date; and

- the remaining $100,000 will be payable in 3 equal monthly installments upon your completion of employment as the CFO through the 9th day of each subsequent month over the 3 month period from September 2013 to November 2013.

Furthermore, all unpaid amount of the Special Bonus, if any, will become immediately payable in the event that the Company terminates your employment (other than for Cause) prior to November 10, 2013. For purposes of the Special Bonus, "Cause" means (i) the commission of any act of fraud, embezzlement or dishonesty by you or your conviction of a felony, (ii) any unauthorized use or disclosure by you of confidential information or trade secrets of the Company (or any parent or subsidiary), (iii) any other misconduct by you adversely affecting the business or affairs of the Company in a material manner, (iv) your failure to cure any breach of your obligations under your Proprietary Information and Inventions Agreement with the Company after written notice of such breach from the Company and a reasonable cure period of at least thirty (30) days or (v) your breach of any of your fiduciary duties as an officer of the Company. All payments will be subject to collection of applicable withholding taxes.

The Company is providing the Special Bonus to you as an indication of confidence in and appreciation of your abilities. The Special Bonus is a special one-time bonus and is not a guarantee of continued employment or a permanent or recurring element of your compensation, nor will it impact any other element of your compensation for which you may otherwise be eligible.

Please indicate your acceptance of the terms of the Special Bonus by signing below and returning the signed letter to me.

Very truly yours,

Alpha and Omega Semiconductor Incorporated

/s/ Mike Chang

Mike Chang, Chief Executive Officer

/s/ Howard Bailey

Howard Bailey, Chairman of the Board Audit Committee

ACCEPTED AND AGREED:

/s/ Mary Dotz

Mary Dotz, Chief Financial Officer

Date: May 22, 2013

Exhibit 10.34

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

FY 2014 EXECUTIVE INCENTIVE PLAN

The following is a summary of the operation of the Executive Incentive Plan (the "Plan") established by Alpha and Omega Semiconductor Limited (the "Company") for Fiscal Year 2014.

Participants

Executive officers and Vice Presidents.

Performance Bonus

Participants are eligible to receive a bonus based on the level of attainment of pre-specified corporate performance goals. The Company's compensation committee establishes the performance goals to be attained.

Performance Goals

The corporate performance goals for Fiscal Year 2014 are revenue and non-GAAP operating income (after bonus payout). The amount of bonus earned is based 50% on revenue achieved and 50% on the non-GAAP operating income (as determined by the management of the Company) achieved; however, a minimum of 80% of the target performance goal must be achieved for payout under that performance goal and no bonus will be paid under either performance goal if a minimum of 80% of the non-GAAP operating income target is not achieved.

Target Bonus Awards

The Company's compensation committee establishes the bonuses payable based on the level of attainment of the corporate performance goals. The target bonuses for each named executive officer for Fiscal Year 2014 are as follows: Chief Executive Officer: 100% of base salary; Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Vice President of Sales: 60% of base salary; Chief Accounting Officer: 40% of base salary. Based on level of performance attained and assuming the minimum performance goals are achieved by the Company, actual bonus payouts can range from 40% to 200% of base salary for the Chief Executive Officer; 20% to 120% of base salary for the Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Vice President of Sales; and 20% to 100% of base salary for the Chief Accounting Officer.

Payment of Bonus

A portion of the bonus is payable following the end of the first 6 months of Fiscal Year 2014 based on achievement of performance goals for such semi-annual period. The bonus payable based on full-year performance is then reduced by the bonus amount paid with respect to such semi-annual period. In the event that Company performance declines in the second half of the year such that no annual bonus would be payable for the fiscal year based on fiscal year performance, the participant is not required to repay any bonus payment received based on the performance for the first 6 months of the fiscal year. The participant must remain in employment with the Company through the last day of the performance periods to receive a bonus for that period.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Incorporated Location	Percentage Owned
Alpha and Omega Semiconductor Incorporated	California, United States	100% owned by AOS
Alpha and Omega Semiconductor (Cayman) Ltd.	Cayman	100% owned by AOS
Alpha and Omega Semiconductor (Shanghai) Co., Ltd.	China	100% owned by AOS
Alpha & Omega Semiconductor (Shenzhen) Limited	China	100% owned by AOS
Alpha & Omega Semiconductor (Hong Kong) Limited	Hong Kong	100% owned by AOS
Alpha & Omega Semiconductor (Macau), Ltd.	Macau	100% owned by AOS
Alpha & Omega Semiconductor (Taiwan) Limited	Taiwan	100% owned by AOS
Agape Package Manufacturing Ltd.	Cayman	100% owned by AOS
Agape Package Manufacturing (Shanghai) Ltd.	China	100% owned by AOS
Agape Limited	Hong Kong	100% owned by AOS
Jireh Semiconductor Incorporated	Oregon, United States	100% owned by AOS

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated August 30, 2013, with respect to the consolidated financial statements, schedules, and internal control over financial reporting included in the Annual Report of Alpha and Omega Semiconductor Limited on Form 10-K for the year ended June 30, 2013. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Alpha and Omega Semiconductor Limited on Forms S-8 (File No. 333-186480, effective February 6, 2013; File No. 333-180126, effective March 15, 2012; File No. 333-172173, effective February 11, 2011; and File No. 333-166403, effective April 30, 2010).

/s/ GRANT THORNTON LLP

San Jose, California
August 30, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-186480, 333-180126, 333-172173 and 333-166403) of Alpha and Omega Semiconductor Limited of our report dated September 9, 2011 relating to the consolidated financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 30, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike F. Chang, certify that:

1. I have reviewed this report on Form 10-K of Alpha and Omega Semiconductor Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2013

/s/ MIKE F. CHANG

Mike F. Chang

Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mary L. Dotz, certify that:

1. I have reviewed this report on Form 10-K of Alpha and Omega Semiconductor Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2013

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer and Corporate Secretary

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Mike F. Chang, the chief executive officer of Alpha and Omega Semiconductor Limited (the "Company"), certify for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

a. the Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 2013 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 30, 2013

/s/ MIKE F. CHANG

Mike F. Chang
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Mary L. Dotz, the chief financial officer of Alpha and Omega Semiconductor Limited (the "Company"), certify for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

a. the Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 2013 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 30, 2013

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer and Corporate Secretary